ARLS





LUCENT TECHNOLOGIES INC

2003 ANNUAL REPORT
NOTICE OF 2004 ANNUAL MEETING
AND PROXY STATEMENT

Lucent Technologies
Bell Labs Innovations



LUCENT TECHNOLOGIES

Lucent Technologies designs and delivers the systems, services and software that drive next-generation communications networks. Backed by Bell Labs research and development, Lucent uses its strengths in mobility, optical, software, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Lucent's customer base includes communications service providers, governments and enterprises worldwide.

2003 FINANCIAL HIGHLIGHTS

(dollars in millions, except per share amounts; unaudited)	*Year Ended September 30,* 2003	*Year Ended September 30,* 2002	Change
OPERATIONS			
Revenues	$ 8,470	$ 12,321	$ (3,851)
Gross margin	2,652	1,552	1,100
Selling, general and administrative	1,509	3,969	(2,460)
Research and development	1,488	2,310	(822)
Business restructuring charges (reversals) and asset impairments, net	(158)	1,426	(1,584)
Goodwill impairment	35	826	(791)
Operating loss	(222)	(6,979)	6,757
Provision (benefit) for income taxes	(233)	4,757[(a)]	(4,990)
Loss from continuing operations	(770)	(11,826)	11,056
Loss per common share from continuing operations	$ (0.29)	$ (3.51)	$ 3.22
FINANCIAL POSITION			
Cash, cash equivalents and short-term investments	$ 4,507	$ 4,420	$ 87
Total assets	15,765	17,791	(2,026)
Total debt[(b)]	5,980	5,106	874
8% redeemable convertible preferred stock	868	1,680	(812)
Shareowners' deficit	$ (4,239)	$ (4,734)	$ 495
OTHER INFORMATION			
Net cash used in operating activities from continuing operations	$ (948)	$ (756)	$ (192)
Headcount	34,500	47,000	(12,500)
Stock price	$ 2.16	$ 0.76	$ 1.40

(a) Includes charges related to establishing a full valuation allowance on the company's net deferred tax assets.

(b) Includes company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust of $1,152 and $1,750 for the years ended September 30, 2003 and 2002, respectively.

TO OUR SHAREOWNERS:

Fiscal 2003 was another challenging year for the global telecommunications market as capital spending by service providers continued to decline before beginning to stabilize toward the end of the year. Despite market difficulties, we managed to reduce our year-over-year losses substantially and end the year on a strong positive note — reporting a profitable quarter for the first time since March 2000 and generating positive operating cash flow for the first time since June 2002.

Reporting a profitable fourth fiscal quarter was a significant milestone for the company and it was an important step forward in our drive toward sustained profitability, which we intend to achieve during fiscal 2004. This achievement, however, wasn't the result of one quarter of effort. Rather, it was the culmination of three years of hard work and dedication on the part of the entire Lucent team. We've had to make a number of difficult decisions in such areas as resizing our work force and reducing subsidies for employee and retiree healthcare. We've reduced costs, rationalized our product portfolio, and streamlined our supply chain, while at the same time improving our performance in meeting the needs of our customers.

While we clearly have more work to do on our path to sustained profitability, we have dramatically improved the fundamental operations of the business. Notwithstanding the fact that our year-over-year results include some significant items, compared with fiscal 2002, we:

- Improved gross margin by 18 points.
- Reduced our operating loss by $6.8 billion.
- Reduced our net loss from $11.8 billion to $770 million.
- Decreased our working capital by $600 million.
- Reduced our total expenses by $5.6 billion.

We also made progress in other strategic areas. During the fiscal year we:

- Penetrated new markets such as Managed Services with about $250 million in new contracts.
- Established a leadership position in metro optical.
- Established strategic relationships with Juniper Networks and Cisco Systems and extended our relationships with Sun Microsystems and IBM.
- Introduced new products, including
  - the 5E-XC™ high-capacity switch being deployed by SBC.
  - the iGen™ Compact Switch, a cost-effective multiservice switch that can reduce operating expenses up to 90 percent for small switch applications.
  - the Lucent Flexent® Modular Cell 4.0 CDMA2000 base station, built using Lucent's OneBTS® digital base station platform for 3G spread-spectrum technologies.
  - Metropolis® DMXplore Access Multiplexer, which extends the reach of SONET networks to small- and medium-sized enterprises.



PATRICIA F. RUSSO
Chairman and Chief Executive Officer

At the same time, our customer satisfaction survey results are the highest they have been in five years, surpassing the competitive average.

These accomplishments — in the face of a challenging telecommunications market — are a clear testament to our employees' resolve and determination.

FINANCIAL SUMMARY

For the year ended September 30, 2003, revenues declined about 31 percent compared with the prior year, from $12.3 billion to $8.5 billion. We reduced our loss per share from $3.49 for fiscal 2002 to $0.29 for fiscal 2003.

On a segment basis, revenues in Integrated Network Solutions decreased 32 percent, to $4.2 billion, compared with fiscal 2002, and Mobility Solutions' revenues declined 28 percent to $4 billion, compared with the previous year.

Despite industrywide cuts in capital spending, we announced nearly 90 contract wins in 2003. We had wins in all segments of the telecom networking sector — from access to core networks, in wireline and wireless networks, and in software and services.

At this point, we have essentially completed our restructuring initiatives. In the current challenging environment, it's likely that we'll still have some ups and downs on our path to sustained profitability. Like any business, there will still be adjustments as we respond to the market. We will continue to manage our cost and expense profile, while also increasing our investment in certain new product areas.

POCKETS OF OPPORTUNITY

While we remain focused on generating sustainable profitable momentum in 2004, we also are focused on longer-term challenges in terms of the opportunities they present. We have identified pockets of opportunity that could drive near-term growth in markets such as voice over Internet protocol (VoIP) and softswitch, metro optical, broadband access, high-speed wireless data and services. Our product portfolio is well-positioned to capitalize on these opportunities.

We also have implemented plans to broaden our revenue base into areas such as Managed and Professional Services, government and certain other markets outside the United States. In addition, we're expanding our reach with about 200 partners in 50 countries around the world. Through our Global Business Partners program, in 2003 we won several optical and VoIP contracts in Europe, as well as contracts for our optical products in China.

INTEGRATED NETWORK SOLUTIONS

We see opportunities in the VoIP and softswitch markets, even though they are in their early stages, and we expect these markets will grow and evolve over many years. To address these opportunities, we recently unveiled our Accelerate™ portfolio to help our customers deploy VoIP services and networks. Anchored by our newly launched 5E-XC switch, which triples the capacity of the existing 5ESS® switch, Accelerate is all about speed. These solutions put our customers on an accelerated path to an all-IP network by rapidly enabling revenue-generating services that can help fund next-generation network builds.

SBC announced it would deploy the 5E-XC to more cost-effectively support voice and data calls that enter and exit its local network.

Our new unified Softswitch — a platform that supports both wireline and wireless applications — is another key component of our Accelerate portfolio. While the softswitch market is in its early stages, we have enjoyed some successes. For instance, we have announced a wireline trial of the new Lucent Softswitch with China Unicom, and we have another trial under way in Europe. And we continue to support eight wireline softswitch customers in live network applications. With each trial, we learn more about how our customers can make the most of our VoIP technology. And as the market develops and customers decide to invest, we'll be there.

Metro Optical

We also have strategically pursued the opportunity and momentum in the metro optical space. As a result, we now have more than 80 customers for our Metropolis DMX portfolio, including

- Verizon, which deployed our Metropolis DMX portfolio of optical networking products and the LambdaUnite® MultiService Switch (MSS) to dramatically increase the capacity of parts of its network and to offer a wide variety of high-speed services to its customers.
- AT&T selected our Metropolis DMX Access Multiplexer and the Metropolis DMXtend Access Multiplexer as part of its next-generation intelligent optical network to increase capacity and enable new revenue-generating services in metropolitan areas.
- BellSouth chose the Lucent Metropolis DMX Access Multiplexer to increase the network capacity of its optical networks covering their Southeast markets.

As more and more customers deploy the DMX to build next-generation optical networks, they will need an optical switch/cross-connect product such as our LambdaUnite to bridge the increasingly sophisticated traffic across metro optical networks or connect it with a long-haul network. We have already deployed LambdaUnite with Deutsche Telekom; Shandong Unicom, Zheijiang Telecom, and GEFC in China; Telkom Indonesia; and ICE in Costa Rica.

Broadband Access

We believe our broadband access portfolio of products is well-positioned to capitalize on that market opportunity. And many of our contract wins in this area reflect this opportunity, including

- Bell Canada deployed the AnyMedia® Access System to expand its Digital Subscriber Line (DSL) Internet service and wireline voice networks.
- Sprint LTD selected Lucent's Stinger® DSL Access concentrators, for broadband access, one of the largest contracts ever for the Stinger product.
- Brasil Telecom installed 100,000 Stinger DSL Access Concentrators.
- Telekomunikacja Polska deployed the new Stinger Micro-Remote Terminal 48, which supports high-speed services in space-constrained areas such as street cabinets or multitenant buildings.

In May 2003, we formed a three-year strategic relationship with Juniper Networks to deliver unified solutions to help service providers evolve today's networks to tomorrow's next-generation infrastructure. We are leveraging complementary networking strengths in ATM/Frame Relay, IP/MPLS, optical, voice, network services and software to create a set of market-ready "unified offers" that solve the toughest challenges our service provider customers face. Since the relationship was established, we've made significant progress. We released the first Navis®-integrated solution, the IP VPN Solution, and announced the development of a capability to deliver ATM services with guaranteed quality of service over MPLS networks.

MOBILITY

We remain the global leader in spread-spectrum technology — shipping more than 90,000 spread-spectrum base stations worldwide, more than 50,000 of them supporting third generation (3G) CDMA2000 1X services. We continue to have strong relationships with the world's leading service providers, and world-class knowledge of spread-spectrum technology — all of which positions us well to capitalize on the 3G market as it evolves and matures.

There are areas of opportunity where mobile operators continue to upgrade, expand and deploy 3G networks. For instance, we signed a new $1 billion multiyear agreement with Sprint to enhance and upgrade the largest high-speed wireless network in the United States with additional 3G equipment from Lucent. We also announced agreements valued at more than $600 million with China Unicom for Phase II and Phase III CDMA expansion.

And we've announced contract wins with major service providers around the world, including Reliance Infocomm in India, KTF in Korea, Moscow Cellular, CODETEL in the Dominican Republic, VIVO — a joint venture of Telefonica Moviles and Portugal Telecom — in Brazil, and Cingular in the United States.

New High-Capacity Base Station

In addition, we unveiled our new, compact, cost-effective base station, Flexent Modular Cell 4.0 Compact, a high-capacity CDMA2000 base station and the newest addition to Lucent's Bell Labs-developed OneBTS family of base stations. It's an ideal solution for mobile operators with networks that require a base station that takes up less space. And China Unicom is deploying the 4.0 Compact as part of its Phase III expansion.

Verizon Wireless announced the commercial launch of a super-fast mobile data network in Washington, D.C., that provides businesses and consumers with broadband access data services at speeds of up to 2.4 Mbps. Lucent supplied equipment, software and services for this 3G CDMA2000 1xEV-DO network.

And more recently we announced that we are working with AT&T Wireless to deploy a 3G W-CDMA (Wideband Code Division Multiple Access) trial network in the greater Miami area to evaluate mobile voice and high-speed data services. This trial network will be the first W-CDMA, also known as Universal Mobile Telecommunications System (UMTS), deployment for Lucent in North America, and gives both Lucent and AT&T Wireless the opportunity to explore the range of services that 3G W-CDMA can make available for customers.

In January, we announced a partnership with Cisco Systems to resell select Cisco data networking products as part of Lucent's mobile networking product portfolio for wireless service providers. This reflects our strategy to focus on our core strengths while partnering with other industry leaders when it makes sense. Lucent's industry-leading expertise in wireless networking and Cisco's IP networking leadership will allow our customers to quickly tap into the new revenue streams being created by the explosive demand for high-speed mobile data.

SERVICES

Lucent Worldwide Services (LWS) has combined talented people with network know-how and Bell Labs-developed algorithms, skills and methodologies to become the industry's leading network integrator.

Going forward, we see the biggest growth opportunities for LWS in Managed Services and Professional Services, which help service providers increase their revenues, reduce their operating costs and increase the reliability and security of their networks. We're beginning to get traction in these two areas. In fact, this year alone, we signed Managed Services contracts in North America, Australia, New Zealand, South America and Europe.

Our Professional Services offers are based on Bell Labs research and innovations to help service providers increase network reliability, efficiency and security. Most recently, we announced a suite of wireless in-building Professional Services that will enable mobile operators and enterprises to improve voice and data coverage in high-traffic areas such as corporate buildings, shopping malls, multitenant buildings, manufacturing facilities and airports.

This year we secured several Professional Services contracts with international carriers, including KTF in Korea and O2 in the United Kingdom, with whom we signed a three-year agreement to assess and analyze the performance of its GSM and GPRS networks in Europe.

We are also focusing our efforts in the government market where we provide systems integration, consulting and a host of Professional Services solutions, ranging from network optimization, planning and design to network security. And we've already had some successes in this area. Lucent was awarded the first communications infrastructure contract in Iraq — a $25 million subcontract awarded by Bechtel for emergency repair and rehabilitation of the Iraqi network. And in the fourth fiscal quarter alone, we won more than a half dozen Professional Services contracts with other large government contractors.

We also see a large growth opportunity in helping service providers manage their multivendor networks. In fact, we manage about 30 service provider and enterprise networks from our three global network centers.

BELL LABS

Bell Labs, the innovation engine that powers Lucent Technologies, is taking the lead in shaping tomorrow's broadband networks for service providers. Spread across the globe, the more than 9,500 scientists and engineers that make up Bell Labs serve a dual mission for Lucent. The bulk of the Bell Labs community is focused on developing new communications products and services for Lucent, and researching real-world technical issues such as network security, reliability and efficiency. Many Bell Labs researchers and developers also work directly with Lucent's service provider customers worldwide in an ongoing effort to improve such things as quality of service and network optimization.

Bell Labs scientists and engineers are constantly pushing the frontiers of science and technology, while defining the vision and setting the pace of innovation for the communications industry and beyond.

Innovation Central

Bell Labs also maintains a long-term basic research program that allows its researchers to explore fields such as theoretical computer science, materials science and bioengineering — fields in which Bell Labs continues to make seminal contributions. Just this year, Bell Labs scientists made a surprising discovery that a deep-sea sponge constructs optical fiber that is remarkably similar to the optical fiber found in state-of-the-art telecommunications networks. These biological fibers present a number of technological advantages over telecom fiber, such as more flexibility, and could lead to better fiber-optic networks in the future.

On March 10, 2003, Bell Labs was granted its 30,000th United States patent, a testament to the continuing feverish pace of innovation at Bell Labs. This milestone patent covers the mechanisms for guaranteeing quality of service in Internet protocol networks, which should help make packet-based networks as reliable as today's telephone networks.

The R&D Council of New Jersey honored three Bell Labs scientists with the 2003 Thomas Alva Edison patent award for their software verification technology, an innovation that has replaced the slow and flawed manual process that was often used to test software for errors.

Bell Labs scientists also are involved in steering the course of nanotechnology, which involves manipulating and designing materials at the scale of individual atoms or molecules. Bell Labs is now directly managing the New Jersey Nanotechnology Consortium, located at our headquarters in Murray Hill, N.J. We have a world-class nanofabrication lab and an electron beam lithography lab up and running, staffed by a team of leading scientists and engineering experts. The work being done here is focused on commercialization, with several contracts already in place with customers in areas such as defense, biotech and aerospace.

BUILDING FOR THE FUTURE

While the current environment for telecommunications equipment continues to be challenging, we are now seeing some signs of stability in the overall market. Although analysts expect little change in service provider capital expenditures in 2004 from 2003, we are no longer fighting the double-digit capital expenditure cuts that plagued the telecom market over the past three years. The worst seems to be clearly behind us, and our focus has shifted accordingly.

Telecommunications is the backbone of the global economy, and the inherent need for communications is a key component of the global economic recovery. Our industry, therefore, is a critically important one and will ultimately stabilize and return to growth. It's not a question of if, but when, as Internet connections become the next generation's dial-tone, as the need for high-speed wireless data and new applications increases, as the world's focus turns more and more to network security and reliability issues during times of crisis, and as the world's embedded network infrastructures evolve to more IP-based and wireless architectures.

Over the past year, Lucent's senior leaders have developed a five-year strategic plan aimed at growing our business for the long term. We looked at where we want to be in 2008 and what it will take to get there. We have defined a set of aggressive strategic outcomes, set some stakes in the ground and are in the process of engaging all of the people of Lucent in this important work.

Our strategy supports our new stated purpose: **creating new possibilities to enhance people's lives by transforming the way the world communicates**. It leverages our legacy of innovation, and it says that, going forward, we intend to create new ways to communicate and continue to develop technology that will make a difference in the way people work and live. The plan draws on our expertise in software, networking and services. We'll be looking to new markets and new geographies to drive our growth. We'll tap deeper into our innovation engine, Bell Labs, and continue to expand partnerships and alliances. Our aim is to be the leading network integrator worldwide and the No. 1 network solutions provider in the world.

We invite you to track our progress during the coming year by logging on to www.lucent.com.



Patricia F. Russo
Chairman and Chief Executive Officer

December 12, 2003

LUCENT TECHNOLOGIES INC.

600 Mountain Avenue
Murray Hill, New Jersey 07974

NOTICE OF 2004 ANNUAL MEETING OF SHAREOWNERS

TIME	9:00 a.m. EST Wednesday, February 18, 2004
PLACE	The DuPont Theatre 10th and Market Streets Wilmington, Delaware 19801
ITEMS OF BUSINESS	(1) To elect members of the Board of Directors, whose terms are described in the proxy statement. (2) To approve an amendment to the Restated Certificate of Incorporation to declassify the Board of Directors and to allow for the removal of directors without cause. (3) To approve the Lucent Technologies Inc. 2004 Equity Compensation Plan for Non-Employee Directors. (4) To amend the Restated Certificate of Incorporation authorizing the Board of Directors to effect a reverse stock split at one of four ratios. (5) To transact such other business, including consideration of shareowner proposal(s), as may properly come before the meeting and any adjournment thereof.
RECORD DATE	Holders of Lucent common stock of record at the close of business on December 22, 2003 are entitled to vote at the meeting.
ANNUAL REPORT	The company's 2003 annual report, which is not a part of the proxy soliciting materials, is included as part of this document.
PROXY VOTING	It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card sent to you. Most shareowners can also vote their shares over the Internet or by telephone. If Internet or telephone voting is available to you, voting instructions are printed on the proxy card sent to you. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying proxy statement.

RICHARD J. RAWSON
Senior Vice President,
General Counsel and Secretary

December 22, 2003

TABLE OF CONTENTS

PROXY STATEMENT

2003 ANNUAL REPORT

Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974


Lucent Technologies
Bell Labs Innovations

PROXY STATEMENT

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Lucent Technologies Inc. of proxies to be voted at our 2004 Annual Meeting of Shareowners, and at any postponement or adjournment of the meeting. In this proxy statement, Lucent Technologies Inc. is referred to as "Lucent," "we," "our" or "the company."

You are cordially invited to attend our annual meeting on February 18, 2004, beginning at 9 a.m. EST. The annual meeting will be held at the DuPont Theatre located at 10th and Market Streets, Wilmington, Delaware. Shareowners will be admitted beginning at 8 a.m. EST. The location is accessible to handicapped persons and, upon request, we will provide wireless headsets for hearing amplification.

You will need your admission ticket as well as a form of personal identification to enter the annual meeting. If you are a shareowner of record, you will find an admission ticket attached to the proxy card sent to you. If you plan to attend the annual meeting, please retain the admission ticket. A map and directions to the annual meeting are printed on the admission ticket. We are pleased to offer an audio webcast of the annual meeting. If you choose to listen to the audio webcast, you may do so at the time of the meeting through the link on **www.lucent.com/investor**. Information on the audio webcast, other than our proxy statement and form of proxy, is not part of the proxy solicitation materials.

If your shares are held in the name of a bank, broker or other nominee and you plan to attend the annual meeting, you can obtain an admission ticket in advance by sending a written request, along with proof of ownership, such as a recent bank or brokerage account statement, to our transfer agent, The Bank of New York, Church Street Station, P.O. Box 11009, New York, New York 10286. If you arrive at the annual meeting without an admission ticket, we will admit you if we are able to verify that you are a Lucent shareowner.

Lucent's fiscal year begins on October 1 and ends on September 30. References in this proxy statement to the year 2003 or fiscal 2003 refer to the 12-month period from October 1, 2002 through September 30, 2003.

We are first mailing this proxy statement and accompanying forms of proxy and voting instructions on December 22, 2003, to holders of our common stock on December 22, 2003, the record date for the annual meeting.

Proxies and Voting Procedures

Your vote is important. Many shareowners cannot attend the annual meeting in person. Therefore, a large number of shareowners need to be represented by proxy. Most shareowners have a choice of voting over the Internet, using a toll-free telephone number or completing a proxy card and mailing it in the postage-paid envelope provided. Please refer to your proxy card or the information forwarded by your bank, broker or other nominee to see which options are available to you. Please be aware that if you vote over the Internet, you might incur costs such as telephone and Internet access charges for which you will be responsible. The Internet and telephone voting facilities for eligible shareowners of record will close at 11:59 p.m. EST on February 17, 2004.

The Internet and telephone voting procedures are designed to authenticate shareowners and to allow you to confirm that your instructions have been properly recorded.

The method by which you vote will in no way limit your right to vote at the annual meeting if you later decide to attend in person. If your shares are held in the name of a bank, broker or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at the annual meeting.

All shares entitled to vote and represented by properly completed proxies received prior to the annual meeting, and not revoked, will be voted at the annual meeting in accordance with your instructions. **If you do not indicate how your shares should be voted on a matter, the shares represented by your properly completed proxy will be voted as the Board of Directors recommends.**

If any other matters are properly presented for consideration at the annual meeting, including, among other things, consideration of a motion to adjourn the meeting to another time or place in order to solicit additional proxies in favor of the recommendations of the Board of Directors, the persons named as proxies will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At the date this proxy statement went to press, we did not anticipate that any other matters would be raised at the annual meeting.

Revoking a Proxy

You can revoke your proxy at any time before it is exercised by timely delivery of a properly executed, later-dated proxy (including an Internet or telephone vote) or by voting by ballot at the annual meeting. By providing your voting instructions promptly, you may save the company the expense of a second mailing.

Conduct of the Meeting

In order to ensure that the annual meeting is conducted in an orderly fashion and that shareowners wishing to speak at the meeting have a fair opportunity to speak, we will have certain guidelines and rules for the conduct of the meeting.

Shareowners Entitled to Vote

Shareowners of Lucent common stock at the close of business on the record date are entitled to notice of and to vote at the annual meeting. Each common share is entitled to one vote on each matter properly brought before the meeting. On October 1, 2003, there were 4,168,610,567 shares of common stock outstanding.

If you are a participant in the BuyDIRECT[SM] stock purchase plan, shares held in your BuyDIRECT account are included on, and may be voted using, the proxy card sent to you. The plan's administrator is the shareowner of record of your plan shares and will not vote those shares unless you provide it with instructions, which you can do over the Internet, by telephone or by mail using the proxy card sent to you.

If you are a participant in the Lucent Savings Plan, Lucent Long Term Savings and Security Plan, Lucent Employee Stock Purchase Plan, or Lucent Long Term Savings and Security Employee Stock Ownership Trust, you will receive either (1) one proxy card for all shares you own through these plans or (2) an e-mail with instructions on how to vote. If you receive a proxy card, it will serve as a voting instruction card for the trustees or administrators of these plans where all accounts are registered in the same name. To allow sufficient time for the respective trustee to vote, your voting instructions must be received by February 12, 2004. If the trustee does not receive your instructions by that date, the plan trustee will vote the unvoted plan shares in the same proportion as shares for which instructions were received under each plan. If the administrator for the Lucent Employee Stock Purchase Plan does not receive your instructions by that date, the administrator will vote shares held in an Employee Stock Purchase Plan account in accordance with normal brokerage industry practices.

If you hold Lucent common stock through any other company's stock purchase or savings plan, you will receive voting instructions from that plan's administrator. Please sign and return those instructions promptly to assure that your shares are represented at the meeting.

[SM]BuyDIRECT is a service mark of The Bank of New York.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum at the meeting for the election of directors and for the other proposals. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining whether a quorum exists. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Electronic Access for SEC Documents

This document is available on our website at **www.lucent.com/investor**. Most shareowners can elect to view certain shareowner communications over the Internet instead of receiving paper copies in the mail. If you are a shareowner of record, you can choose this option and save the company the cost of producing and mailing these documents by following the instructions provided if you vote over the Internet. If you vote over the Internet, simply follow the prompts for enrolling in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to **http://www.lucent.com/investor** and following the instructions. If you choose to view future proxy materials and our annual report over the Internet, you will receive an email next year with instructions containing the Internet address of those materials. Your choice will remain in effect until you tell us otherwise. You do not have to elect Internet access each year.

If you hold your Lucent stock through a bank, broker or other nominee, please refer to the information provided by that entity for instructions on how to elect to view future proxy statements and annual reports over the Internet. Most shareowners who hold their Lucent stock through a bank, broker or other nominee and who elect electronic access will receive an e-mail message next year containing the Internet address to access our proxy statement and annual report.

Multiple Shareowners Sharing the Same Address

We have adopted a procedure approved by the Securities and Exchange Commission, or the SEC, called "householding," which reduces our printing costs and postage fees. Under this procedure, shareowners of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our annual report and proxy statement unless one or more of these shareowners notify us that they wish to continue receiving individual copies. Shareowners who participate in householding will continue to receive separate proxy cards.

If a shareowner of record residing at such an address wishes to receive a separate document in the future, he or she may contact our transfer agent at 1 888 LUCENT6 or write to The Bank of New York, Church Street Station, P.O. Box 11009, New York, New York 10286. If you are an eligible shareowner of record receiving multiple copies of our annual report and proxy statement, you can request householding by contacting us in the same manner. If you own your shares through a bank, broker or other nominee, you can request householding by contacting the nominee.

Cost of Proxy Solicitation

Lucent will pay the cost of soliciting proxies. Proxies may be solicited on behalf of the company by directors, officers or other employees of the company in person or by telephone, facsimile or other electronic means. We have engaged the firm of Morrow & Co., Inc. to assist us in the distribution and solicitation of proxies. We have agreed to pay Morrow & Co., Inc. a fee of $17,000 plus expenses for these services.

In accordance with the regulations of the SEC and the New York Stock Exchange, we also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of Lucent common stock as of the record date.

GOVERNANCE OF THE COMPANY

Our Board of Directors believes that the purpose of corporate governance is to ensure that we maximize shareowner value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance practices which the Board and senior management believe promote this purpose, are sound and represent best practices. We continually review these governance practices, Delaware law (the state in which we are incorporated), the rules and listing standards of the New York Stock Exchange, and SEC regulations, as well as best practices suggested by recognized governance authorities.

Currently, our Board of Directors has 11 members, nine of whom meet the New York Stock Exchange standard for independence. Only independent directors serve on our Audit and Finance Committee, Corporate Governance and Nominating Committee and Leadership Development and Compensation Committee. These latter two committees were previously combined in our former Corporate Governance and Compensation Committee, which also consisted only of independent directors. Seven of our 11 directors have been added to the Board since January 2002: Patricia F. Russo, our Chairman and Chief Executive Officer, joined in January 2002; Robert E. Denham and Daniel S. Goldin joined in May 2002; Edward E. Hagenlocker became a director in April 2003; Karl J. Krapek and Richard C. Levin were added to our Board in July 2003; and Ronald A. Williams was added to our Board in October 2003.

In February 2003, the Board of Directors re-appointed Franklin A. Thomas as senior or lead director, a position Mr. Thomas has held since October 2000. In this capacity, Mr. Thomas has frequent contact with Ms. Russo and other members of management on a broad range of matters and has additional corporate governance responsibilities for the Board. The Board of Directors has determined that Mr. Thomas meets the New York Stock Exchange standard for independence.

In assessing potential directors for our Board, we look for candidates who possess a wide range of experience, skills, areas of expertise, knowledge and business judgment. A director candidate should also have demonstrated superior performance or accomplishments in his or her professional undertakings.

During fiscal 2003, the Board of Directors held seven meetings and the committees held a total of 17 meetings. The average attendance at the Board of Directors and committee meetings was 98.46%.

Committees of the Board of Directors

In fiscal 2003, the Board of Directors had four ongoing committees: the Audit and Finance Committee, the Corporate Governance and Compensation Committee, the Technology Committee and the Litigation Committee. In fiscal 2003, the Audit and Finance Committee met 11 times, the Corporate Governance and Compensation Committee met five times and the Technology Committee met once. These committees are described below. In 2003, the Board of Directors established a Litigation Committee consisting of Robert E. Denham and Daniel S. Goldin, both independent directors. The Litigation Committee meets as necessary to authorize the settlement of certain litigation, or to recommend such settlement to the Board.

Audit and Finance Committee

In fiscal 2003, Robert E. Denham, Karl J. Krapek, Richard C. Levin, and Franklin A. Thomas were the members of the Audit and Finance Committee. Paul A. Allaire was a member and chairman of the Audit and Finance Committee until his resignation from the Board in June 2003, after which Robert E. Denham became chairman of the committee. The current members of the Audit and Finance Committee are Robert E. Denham, Karl J. Krapek, Richard C. Levin and Ronald A. Williams. The Board of Directors has determined that committee members have no financial or personal ties to the company (other than director compensation and equity ownership as described in this proxy statement) and meet the New York Stock Exchange standard for independence. In addition, the Board of Directors has determined that at least one member of the Audit and Finance Committee meets the New York Stock Exchange standard of having accounting or related financial management expertise.

The Board of Directors has also determined that Robert E. Denham meets the SEC criteria of an "audit committee financial expert." Mr. Denham's extensive background and experience includes serving as the chairman and chief executive officer of Salomon Inc. where Mr. Denham actively supervised the Salomon chief financial officer and participated extensively in dealing with accounting, auditing, internal control and risk management issues. Mr. Denham was recently elected Chairman and President of the Financial Accounting Foundation, effective January 1, 2004. The Financial Accounting Foundation has oversight, funding and appointment responsibilities for the Financial Accounting Standards Board, the Governmental Accounting Standards Board and their advisory councils.

The Audit and Finance Committee operates pursuant to a charter, which was revised in October 2003 and is attached to this proxy statement as Exhibit A. The charter can also be viewed on our website on **www.lucent.com/investor/governance**. The new charter gives the Audit and Finance Committee the authority and responsibility for the appointment, retention, compensation and oversight of our independent auditors, including pre-approval of all audit and non-audit services to be performed by our independent auditors. The Audit Committee Charter has also been amended to give this committee broader authority to fulfill its obligations under SEC and New York Stock Exchange requirements. The Report of the Audit and Finance Committee is set forth beginning on page 11 of this proxy statement.

Corporate Governance and Compensation Committee

In fiscal 2003, Franklin A. Thomas (Chairman), Robert E. Denham, Daniel S. Goldin, Edward E. Hagenlocker, Carla A. Hills and John A. Young were the members of the Corporate Governance and Compensation Committee. The Board of Directors has determined that committee members have no financial or personal ties to the company (other than director compensation and equity ownership as described in this proxy statement) and meet the New York Stock Exchange standard for independence. During fiscal 2003, the functions of the former Corporate Governance and Compensation Committee included: recommending to the Board of Directors nominees for election as directors of the company; making recommendations to the Board of Directors from time to time as to matters of corporate governance; reviewing the leadership development process and advising the Board on executive succession planning; reviewing the performance and development of management in achieving corporate goals and objectives, and assuring that Lucent's senior executives, including the Chief Executive Officer, are compensated effectively in a manner consistent with Lucent's strategy and competitive practice; administering management incentive compensation plans; and reviewing the compensation of directors. This committee will also consider qualified candidates for director suggested by shareowners in written submissions to our corporate Secretary.

At its October 2003 meeting, the Board split the committee into two new committees: (1) the Corporate Governance and Nominating Committee and the (2) Leadership Development and Compensation Committee. The functions of the Corporate Governance and Nominating Committee include: recommending to the Board of Directors nominees for election as directors of the company; and making recommendations to the Board of Directors from time to time as to matters of corporate governance. The functions of the Leadership Development and Compensation Committee are: reviewing the leadership development process and advising the Board on executive succession planning; reviewing the performance and development of management in achieving corporate goals and objectives, and assuring that Lucent's senior executives, including the Chief Executive Officer, are compensated effectively in a manner consistent with Lucent's strategy and competitive practice; administering management incentive compensation plans; and reviewing the compensation of directors. The members of the new Corporate Governance and Nominating Committee are Carla A. Hills (Chairman), Robert E. Denham, Franklin A. Thomas and John A. Young. The members of the new Leadership Development and Compensation Committee are Franklin A. Thomas (Chairman), Daniel S. Goldin, Edward E. Hagenlocker, Carla A. Hills and John A. Young.

The Corporate Governance and Compensation Committee operated under a written charter setting out the functions and responsibilities of this committee. A copy of the charter can still be viewed in our website on **www.lucent.com/investor/governance**. The Board is in the process of adopting charters for the new Corporate Governance and Nominating Committee and the Leadership Development and Compensation Committee. These charters will be available on our website once adopted.

Technology Committee

John A. Young (Chairman), Daniel S. Goldin and Edward E. Hagenlocker are the current members of the Technology Committee. The Technology Committee periodically reviews the major technological programs being undertaken by Bell Laboratories and other research and development organizations of the company and helps advise management whether these research and development activities prudently support our overall business objectives and strategies. The Technology Committee also reviews major trends in the marketplace for our products and services and management's assessment of technologies vital to maintaining our technological leadership.

The Board of Directors has adopted a written charter for this committee setting out its functions and responsibilities. A copy of the Technology Committee charter can be viewed in our website on **www.lucent.com/investor/governance**.

Compensation of Directors

The Board of Directors adopted the Lucent Technologies Inc. 1999 Stock Compensation Plan for Non-Employee Directors in February 1999 for a five-year term, expiring in February 2004. A new equity compensation plan is being submitted to shareowners for approval at the 2004 Annual Meeting. With the assistance of independent advisors, we evaluated our existing plan and compensation program against current and emerging competitive practices and against emerging legal and regulatory developments. This evaluation also consisted of a review of our directors' compensation against that of other large public companies. Based on these inputs, we have made some modifications to the non-employee director compensation program effective for fiscal year 2004. The key features of the program are outlined below and a detailed summary of the proposed equity compensation plan is provided on pages 19–23.

Current Non-Employee Directors' Stock Plan and Compensation

In 2003, each non-employee director received an annual retainer of $100,000 and an option to purchase 5,000 shares of Lucent common stock. This annual retainer of $100,000 has not changed since 1998. The Chairman of each of the Audit and Finance Committee, the Corporate Governance and Compensation Committee and the Technology Committee received an additional retainer of $10,000. Under the current non-employee directors' stock plan, non-employee directors must elect to receive between 50% and 100% of their retainer in Lucent common stock or an option to purchase Lucent common stock or a combination of stock and an option. Any remainder is paid in cash. The ability to elect to receive a portion of the retainer in a stock option has been temporarily suspended due to the current low trading price of Lucent common stock. Directors, however, may still elect to receive between 50% and 100% of their retainer in Lucent common stock.

If a non-employee director previously elected to receive an option, the option enabled the non-employee director to purchase the number of shares resulting from the following formula:

$$\text{Number of shares} = 3 \times \frac{\text{Dollar value of retainer taken as an option}}{\text{Fair market value of a share of common stock on date of grant}}$$

The exercise price per share under the option was the fair market value of a share on the date of grant. Options generally became exercisable on the six-month anniversary of the date of grant and had a 10-year term.

In February 2003, the Board of Directors re-appointed Mr. Thomas as senior or lead director. For his services as senior or lead director in fiscal year 2003, Mr. Thomas received twice the regular annual compensation received by non-employee directors.

Deferred Compensation Plan

Under our Deferred Compensation Plan, non-employee directors were formerly able to defer all or a portion of their cash and stock compensation to a deferred compensation account. Effective December 2002, however, non-employee directors can defer only the stock portion of their retainer in a deferred compensation account. Deferred Compensation Plan accounts have two components, a Lucent stock portion and a cash portion. The stock portion of a retainer can be deferred only to the Lucent stock portion of an account. The value of the Lucent stock portion of an account fluctuates based on changes in the price of Lucent common stock. Dividend equivalents, when paid, are credited on the Lucent stock portion of accounts. The cash portion of an account has earned interest, compounded quarterly, at an annual rate equal (a) to the 10-year U.S. Treasury notes for the previous quarter, in the case of deferrals after October 1, 1997, and (b) to the average interest rate for 10-year U.S. Treasury notes for the previous quarter plus 5%, in the case of deferrals on or before October 1, 1997. Effective January 1, 2003, the Board of Directors reset the crediting rate on all outstanding cash deferral balances to the ten-year treasury bill rate. Interest rates for deferrals to the cash account may be further revised by the Board of Directors in the future.

All distributions from the Lucent stock portion of an account will be made in Lucent common stock. In the event of a Potential Change in Control, as defined in the Deferred Compensation Plan, the Deferred Compensation Plan will be supported by a benefits protection grantor trust, the assets of which will be subject to the claims of the company's creditors.

Compensation of Senior Advisor

When Mr. Schacht stepped down as Chairman in February 2003, the Board of Directors approved the company retaining Mr. Schacht as a senior advisor. In this role, Mr. Schacht has advised Ms. Russo and other senior managers regarding various issues, including the settlement of our securities class action litigation and related cases, the strategy for strengthening our balance sheet and leading a task force to address issues related to the cost of retiree healthcare. For these services, Mr. Schacht received a monthly retainer of $55,000 from March 2003 through June 2003 and a monthly retainer of $30,000 from July 2003 to September 2003. Beginning in October 2003, Mr. Schacht elected to continue his services as senior advisor without pay, due to the considerable progress that was made towards addressing issues he had been asked to lead.

Proposed Non-Employee Directors' Equity Plan and Compensation

Beginning in March 2004, each non-employee director will receive annually a retainer of $100,000. Under the proposed plan, non-employee directors must elect to receive between 50% and 100% of their annual retainer in Lucent common stock, with any remainder paid in cash. In addition to the annual retainer, each non-employee director will receive an annual grant of Lucent common stock having a value of $25,000.

The lead director will receive an additional retainer equal to 50% of the annual non-employee director retainer, or $50,000. The Chairman of the Audit and Finance Committee will receive an additional annual retainer of $25,000. Each of the other members of the Audit and Finance Committee will receive an additional annual retainer of $5,000. The Chairman of the Corporate Governance and Nominating Committee, the Leadership Development and Compensation Committee and the Technology Committee will each receive an additional annual retainer of $10,000.

In connection with the proposed director plan, the Board has instituted a stock ownership policy for non-employee directors to ensure that non-employee directors maintain equity in the company. The policy will require that each non-employee director hold 50% of all equity awards (including the mandatory stock retainer, any elective stock retainer, and the annual stock award) until retirement or resignation from Lucent's Board. This policy is subject to modification by the Board.

Non-employee directors may continue to use the Deferred Compensation Plan for deferral of all or a portion of their stock compensation.

Miscellaneous

We also maintain a general insurance policy that provides non-employee directors with travel accident insurance when they are on company business. Individuals who became non-employee directors before 1999 were able to purchase life insurance for which the company paid a portion of the premium. Directors participating in this program did have income imputed based on the value of the company paid premiums. These policies were to continue after the non-employee director's retirement from the Board of Directors. The plan design was such that the amount that the company paid on the director's behalf in premiums for the policy was to be returned to the company at the earlier of: (a) the non-employee director's death; or (b) the later of age 70 or fifteen years from the policy's inception. These types of policies are known as collateral assignment split-dollar life insurance arrangements.

Under the Sarbanes-Oxley Act of 2002 ("the Act"), it became unlawful to directly or indirectly provide loans to corporate directors or executive officers within the meaning of the federal securities laws. Most legal analysts believe that collateral assignment split-dollar arrangements for corporate directors and executive officers could no longer be permitted, given this provision of the Act. Therefore, non-employee directors have been provided two options, as described below:

- Option one — continue the life insurance coverage with the same death benefit. Premium payments made under the collateral assignment arrangement prior to the Act's enactment will be frozen but will partially fund the death benefit. These premiums will be returned to the company in the future, generally under the same timing noted above. Because the amount of these frozen premium payments will not be sufficient to provide the same death benefit, additional premium payments will be made. However, the company will not recover these new premium payments at a future date, which is in compliance with the Act. Each director who chooses this option will have a tax liability both on the frozen premium payments, and on the new premium payments made each year.
- Option two — dissolve the collateral assignment arrangement before January 1, 2004. If a director chooses this option, the company will stop paying premiums prior to January 1, 2004 and recover the amount that it has paid. If this option is selected, the director will own the policy individually and directly, and the company will have no further interest or involvement in the policy. Therefore, the company will be in compliance with the Act.

Compensation Committee Interlocks and Insider Participation

In fiscal 2003, only independent directors served on the Corporate Governance and Compensation Committee. Franklin A. Thomas was the Chairman of the committee throughout the year. The other committee members during all or part of the year were Paul A. Allaire, Robert E. Denham, Daniel S. Goldin, Edward E. Hagenlocker, Carla A. Hills and John A. Young. No inside directors serve on this committee.

Nomination of Directors

Under our by-laws, nominations for director may be made only by the Board of Directors or a Board of Directors committee, or by a shareowner of record entitled to vote. In order for a shareowner to make a nomination, the shareowner must provide a notice along with the additional information and materials required by the by-laws to our corporate Secretary not less than 45 days nor more than 75 days prior to the first anniversary of the record date for the preceding year's annual meeting. For our annual meeting in the year 2005, we must receive this notice on or after October 8, 2004, and on or before November 7, 2004. You can obtain a copy of the full text of the by-law provision by writing to the corporate Secretary, 600 Mountain Avenue, Room 3C-515, Murray Hill, New Jersey 07974. A copy of our by-laws has been filed with the

Securities and Exchange Commission as an exhibit to our report on Form 8-K filed January 22, 2003. A copy of our by-laws can also be viewed at our website on **www.lucent.com/investor/governance**.

Employee Code of Conduct and Code of Ethics

Since our inception in 1996, we have had a code of conduct, which we refer to as our Business Guideposts. We require all employees to adhere to the Business Guideposts in addressing legal and ethical issues encountered in conducting their work. The Business Guideposts requires that our employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the company's best interest. During 2002, all of our employees were required to certify that they reviewed and understood the Business Guideposts. In addition, all officers and senior level executives were required to certify as to any actual or potential conflicts of interest involving them and the company.

The company has established an Office of Business Conduct that assists our employees in complying with the requirements of the Business Guideposts. Employees are encouraged to report any conduct that they believe in good faith to be an actual or apparent violation of the Business Guideposts. Furthermore, we also provide training for our employees on the Business Guideposts and their legal obligations to the company. The Board periodically receives reports on our compliance program.

We have also adopted a Code of Ethics for our Chief Executive Officer, our Chief Financial Officer, our Controller and all other financial officers and executives. This Code of Ethics supplements our Business Guideposts and is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A copy of the Business Guideposts and the Code of Ethics are posted on our website at **www.lucent.com\investor\governance**. We have also filed a copy of the Code of Ethics with the SEC as an exhibit to our September 30, 2003 annual report on Form 10-K.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

The Audit and Finance Committee has reappointed PricewaterhouseCoopers LLP as the independent public accounting firm to audit our financial statements for the fiscal year beginning October 1, 2003. In making this appointment, the Audit and Finance Committee considered whether the audit and non-audit services PricewaterhouseCoopers LLP provides are compatible with maintaining the independence of our outside auditors. The Audit and Finance Committee has adopted a policy and procedures which set forth the manner in which the Audit and Finance Committee will review and approve all services to be provided by PricewaterhouseCoopers LLP before the firm is retained. A copy of the policy and procedures is attached to this proxy statement as Exhibit B.

Representatives of PricewaterhouseCoopers LLP will be present at the annual meeting. They will be given the opportunity to make a statement if they desire to do so, and they will be available to respond to appropriate questions after the meeting.

Fees and Services of PricewaterhouseCoopers LLP

The following table summarizes fees billed to the company by PricewaterhouseCoopers LLP during 2003 and 2002:

	Worldwide Fees ($ in thousands)	
Service	2003	2002
Audit Fees		
Consolidated Audit	$4,975	$4,045
Statutory Audits	2,583	2,570
SEC Filings	195	89
Accounting Research & Consultation	150	500
Total	$7,903	$7,204
Audit-Related Fees		
Acquisition, Disposition & Divestiture Audits & Due Diligence	$ 0	$4,137
Employee Benefit Plan Audits	1,165	771
Audits of Certain Subsidiaries	333	320
Sarbanes-Oxley Planning	399	0
Other	0	568
Total	$1,897	$5,796
Tax Fees		
International Subsidiaries, Tax Return Preparation & Consultation	$2,106	$1,735
Federal, State, Local Tax and Pension & Employee Benefits Services	810	2,414
Expatriate Tax Services	5,666	3,518
Tax Services for Dispositions & Divestitures	0	708
Total	$8,582	$8,375
Other Fees		
Consulting Services	$ 0	$6,829
Business Continuity Planning	795	390
Total	$ 795	$7,219

REPORT OF THE AUDIT AND FINANCE COMMITTEE

The Audit and Finance Committee of the Board of Directors is comprised of directors who meet the New York Stock Exchange standards for independence. The Audit and Finance Committee operates under a written charter adopted by the Board of Directors, which was reviewed and revised in October 2003 and which is attached to this proxy statement as Exhibit A.

The Audit and Finance Committee met with management periodically during the year to consider the adequacy of the company's internal controls and the objectivity of its financial reporting. The Audit and Finance Committee discussed these matters with the company's independent auditors and with appropriate company financial personnel and internal auditors. The Audit and Finance Committee also discussed with the company's senior management and independent auditors the process used for certifications by the company's chief executive officer and chief financial officer which are required for certain of the company's filings with the Securities and Exchange Commission.

The Audit and Finance Committee met privately at its regular meeting with both the independent auditors and the internal auditors, as well as with the chief financial officer and the general counsel on a number of occasions, each of whom has unrestricted access to the Audit and Finance Committee.

The Audit and Finance Committee appointed PricewaterhouseCoopers LLP as the independent auditors for the company after reviewing the firm's performance and independence from management.

Management has primary responsibility for the company's financial statements and the overall reporting process, including the company's system of internal controls.

The independent auditors audited the annual financial statements prepared by management, expressed an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the company in conformity with generally accepted accounting principles and discussed with the Audit and Finance Committee any issues they believe should be raised with the Audit and Finance Committee.

The Audit and Finance Committee reviewed with management and PricewaterhouseCoopers LLP, the company's independent auditors, the company's audited financial statements and met separately with both management and PricewaterhouseCoopers LLP to discuss and review those financial statements and reports prior to issuance. Management has represented, and PricewaterhouseCoopers LLP has confirmed, to the Audit and Finance Committee, that the financial statements were prepared in accordance with generally accepted accounting principles.

The Audit and Finance Committee received from and discussed with PricewaterhouseCoopers LLP the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to that firm's independence from the company. The Audit and Finance Committee also discussed with PricewaterhouseCoopers LLP matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants to the extent applicable. The Audit and Finance Committee implemented a procedure to monitor auditor independence, reviewed audit and non-audit services performed by PricewaterhouseCoopers LLP and discussed with the auditors their independence.

In reliance on these reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board of Directors that the company's audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

Robert E. Denham (Chairman)
Karl J. Krapek
Richard C. Levin
Ronald A. Williams

PROPOSAL #1 — ELECTION OF DIRECTORS

The Board of Directors is currently divided into three classes with terms that expire at successive annual meetings.

Our Board currently has eleven directors. Four directors will be elected at the annual meeting to serve for a three-year term expiring at our annual meeting in 2007 or until their successors have been elected and qualified, or until the earliest of their death, resignation or retirement. The Board of Directors has nominated Karl J. Krapek, Patricia F. Russo, Henry B. Schacht and Franklin A. Thomas to be elected at the 2004 annual meeting as directors whose terms will expire in 2007. If Proposal #2 concerning the declassification of our Board is approved by shareowners, the term of all of our directors, including these four nominees, will expire at our 2005 annual meeting.

Beginning on the next page, the principal occupation and certain other information are set forth regarding the nominees and the other directors whose terms of office will continue after the annual meeting. Information about the share ownership of the nominees and other directors can be found on page 16.

Vote Required and Recommendation of Board of Directors. Nominees receiving the greatest number of votes duly cast for the election of directors will be elected. Abstentions and broker "non-votes" are not counted as votes cast for purpose of electing directors.

Your Board of Directors recommends a vote FOR the election of the above-named nominees as directors.

NOMINEES FOR TERMS EXPIRING IN 2007



Karl J. Krapek, Director of Lucent since April 2003. Retired President and COO of United Technologies Corporation (1982–2002). Director of United Technologies Corporation (1997–2002). Director of Visteon Corporation and Prudential Financial, Inc. (effective January 1, 2004).
Committees: Member of the Audit and Finance Committee.
Age: 55



Patricia F. Russo, Director of Lucent since 2002; Chairman and Chief Executive Officer (February 2003–present) and President and Chief Executive Officer (January 2002–February 2003) of Lucent. Chairman, Avaya Inc. (December 2000–January 2002). President and Chief Operating Officer of Eastman Kodak Company (April 2001–January 2002). Executive Vice President and Chief Executive Officer of Lucent Service Provider Networks Group (1999–2000) and Executive Vice President of Lucent, Corporate Operations (1996–1999). From 1992 until December 1996, Ms. Russo was the President of AT&T's Business Communications Systems Group prior to the spinoff of Lucent from AT&T. Director of Schering-Plough Corporation.
Age: 51



Henry B. Schacht, Director of Lucent since 1996. Chairman (October 2000–February 2003; 1996–1998) and Chief Executive Officer (1996–1997; October 2000–January 2002) of Lucent. Senior Advisor to Lucent (February 2003–present; February 1998–February 1999). Chairman (1977–1995) and Chief Executive Officer (1973–1994) of Cummins Engine Company, Inc. Mr. Schacht is currently on an unpaid leave of absence as managing director and senior advisor of Warburg Pincus LLC. Director of Alcoa Inc.; Johnson & Johnson; and The New York Times Co.
Age: 69



Franklin A. Thomas, Director of Lucent since 1996 and Lead Director since October 2000. Consultant to the TFF Study Group since 1996 (a non-profit initiative assisting development in southern Africa). Retired President of The Ford Foundation (1979–1996). Chairman of the oversight board of the September 11 Fund. Director of Alcoa Inc.; Citigroup N.A.; Cummins Engine Company, Inc.; and PepsiCo, Inc.
Committees: Chairman of the Leadership Development and Compensation Committee and Member of the Corporate Governance and Nominating Committee.
Age: 69

DIRECTORS WHOSE TERMS WILL EXPIRE IN 2005



Robert E. Denham, Director of Lucent since 2002. Partner, Munger, Tolles & Olson LLP since 1998 and from 1973–1991. Chairman and Chief Executive Officer of Salomon Inc. (1992–1997). Mr. Denham joined Salomon in late August 1991 as General Counsel of Salomon and its subsidiary, Salomon Brothers, and became Chairman and CEO of Salomon in June 1992. Mr. Denham's law practice emphasizes advising clients on strategic and financial issues. Mr. Denham has been elected Chairman and President of the Financial Accounting Foundation, effective January 1, 2004. Director of Wesco Financial Corporation; U.S. Trust Corporation; and Fomento Economico de Mexico, S.A.
Committees: Chairman of the Audit and Finance Committee and Member of the Corporate Governance and Nominating Committee and the Litigation Committee.
Age: 58



Richard C. Levin, Director of Lucent since July 2003. President, Yale University since 1993. Member of the Board of Sciences, Technology and Economic Policy at the National Academy of Arts and Sciences. Mr. Levin also serves as a trustee of the William and Flora Hewlett Foundation.
Committees: Member of the Audit and Finance Committee.
Age: 56



John A. Young, Director of Lucent since 1996. Chairman of Agere Systems Inc. (March 2001–December 2001). Retired President and Chief Executive Officer of Hewlett-Packard Company (1978–1992). Director of Affymetrix, Inc.; Agere Systems Inc.; ChevronTexaco Corp.; Ciphergen Biosystems, Inc.; Fluidigm Corporation; and Perlegen Sciences Inc.
Committees: Chairman of the Technology Committee and Member of the Corporate Governance and Nominating Committee and the Leadership Development and Compensation Committee.
Age: 71



Ronald A. Williams, Director of Lucent since October 2003. President and Director of Aetna since 2002. Executive Vice President and Chief of Health Operations, Aetna Inc. (March 2001–May 2002). President, Blue Cross of California (1995–2001). Group President, Large Group Division, WellPoint Health Networks Inc., Blue Cross of California (1999–2001). Member of the Board of Trustees of The Conference Board. Member of Dean's Advisory Council and the Corporate Visiting Committee at the Massachusetts Institute of Technology.
Committees: Member of the Audit and Finance Committee.
Age: 54

DIRECTORS WHOSE TERMS WILL EXPIRE IN 2006



Daniel S. Goldin, Director of Lucent since 2002. Distinguished Fellow, Council on Competitiveness since November 2001. Former NASA Administrator (1992–2001). Member of the National Academy of Engineers and a Fellow of the American Institute of Aeronautics and Astronautics. Director of CDW Computer Centers, Inc.
Committees: Member of the Leadership Development and Compensation Committee, the Litigation Committee and the Technology Committee.
Age: 63



Edward E. Hagenlocker, Director of Lucent since April 2003. Retired Vice-Chairman, Ford Motor Company (1996–1999). Chairman, Visteon Automotive Systems (1997–1999). Director of Air Products and Chemicals, Inc.; American Standard Companies Inc.; AmerisourceBergen Corporation; and Boise Cascade Corporation.
Committees: Member of the Leadership Development and Compensation Committee and the Technology Committee.
Age: 64



Carla A. Hills, Director of Lucent since 1996. Chairman and Chief Executive Officer of Hills & Company (international consultants) since 1993. United States Trade Representative (1989–1993). Director of American International Group, Inc.; ChevronTexaco Corp.; and Time Warner Inc.
Committees: Chairman of the Corporate Governance and Nominating Committee and Member of the Leadership Development and Compensation Committee.
Age: 69

SHARE OWNERSHIP OF MANAGEMENT AND DIRECTORS

The following table sets forth information concerning the beneficial ownership of our common stock as of October 1, 2003 for: (a) each director and nominee for director of the company, (b) the person who in fiscal 2003 was the Chief Executive Officer of the company, (c) the four other most highly compensated executive officers named in the Summary Compensation Table on page 43, and (d) the directors and executive officers as a group. Except as otherwise noted, the named individual or their family members had sole voting and investment power with respect to such securities.

Name	Common Stock Beneficially Owned(1)(2)	Other Common Stock Equivalents(3)	Total
(a)			
Robert E. Denham	75,671	63,552	139,223
Daniel S. Goldin	107,000	29,851	136,851
Edward E. Hagenlocker	5,000	30,864	35,864
Carla A. Hills	50,461	94,655	145,116
Karl J. Krapek	54,795	0	54,795
Richard C. Levin	53,476	0	53,476
Patricia F. Russo (b)	5,677,799	1,616,093	7,293,892
Henry B. Schacht	5,982,095	14,455	5,996,550
Franklin A. Thomas	103,000	115,064	218,064
Ronald A. Williams (4)	0	0	0
John A. Young	27,764	82,595	110,359
(c)			
Frank A. D'Amelio	2,505,820	164,610	2,670,430
William T. O'Shea	6,355,070	344,657	6,699,727
Janet G. Davidson	862,613	198,468	1,061,081
James K. Brewington	1,633,411	238,213	1,871,624
(d)			
Directors and Executive Officers as a Group (17 persons)	26,746,346	3,057,600	29,803,946

(1) No individual director or officer identified above beneficially owns 1% or more of Lucent's outstanding common stock, nor do the directors and executive officers as a group. The company does not know of any person who beneficially owns more than 5% of the outstanding common stock.

(2) Includes beneficial ownership of the following numbers of shares that may be acquired within 60 days of October 1, 2003 pursuant to stock options awarded under company stock plans:

Robert E. Denham—10,671 shares
Daniel S. Goldin—67,000 shares
Edward E. Hagenlocker—5,000 shares
Carla A. Hills—31,139 shares
Karl J. Krapek—0 shares
Richard Levin—0 shares
Patricia F. Russo—4,909,466 shares
Henry B. Schacht—4,978,383 shares
Franklin A. Thomas—101,532 shares
Ronald A. Williams—0 shares
John A. Young—27,764 shares
Frank A. D'Amelio—2,292,559 shares
William T. O'Shea—5,806,905 shares
Janet G. Davidson—807,709 shares
James K. Brewington—1,424,395 shares
Directors and Executive Officers as a Group (17 persons) —23,433,913 shares

(3) Includes restricted stock units and amounts held in Lucent stock accounts under the company's Deferred Compensation Plan. The value of these accounts depends directly on the market price of shares of Lucent common stock.

(4) Mr. Williams joined the Lucent Board on October 18, 2003.

PROPOSAL #2 — DIRECTORS' PROPOSAL TO AMEND THE RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS AND TO ALLOW FOR THE REMOVAL OF DIRECTORS WITHOUT CAUSE

Article VII of our Restated Certificate of Incorporation provides that the Board of Directors be divided into three classes, as nearly equal in number as possible, with members of each class serving three-year terms. In addition, Article VII also provides that, generally, directors can be removed from the Board only for cause by the holders of a majority of our common stock. This system for electing and removing directors was adopted in 1996, prior to our becoming a publicly traded company and while we were still a wholly-owned subsidiary of AT&T Corp. To implement an annual election of directors or to change the manner in which directors can be removed from the Board, our Restated Certificate of Incorporation must be amended. This amendment requires approval by the affirmative vote of at least 80% of the outstanding shares of our common stock as of the record date.

The Board of Directors has unanimously adopted resolutions, subject to shareowner approval, approving and declaring the advisibility of an amendment to Article VII of our Restated Certificate of Incorporation to declassify the Board of Directors and to allow the holders of a majority of our common stock to remove a director with or without cause. The proposal would allow for the annual election of all directors in the manner described below. The Board of Directors has set the current number of directors at 11. The proposal would not change the present number of directors and the directors will retain the authority to change that number and to fill any vacancies or newly created directorships.

Classified or staggered boards have been widely adopted and have a long history in corporate law. Proponents of classified boards assert they promote the independence of directors because directors elected for multi-year terms are less subject to outside influence. Proponents of a staggered system for the election of directors also believe it provides continuity and stability in the management of the business and affairs of a company because a majority of directors always have prior experience as directors of the company. This continuity and long-term focus is particularly important to research-based organizations, such as ours, where product and technology development is complex and long-term. Proponents further assert that classified boards may enhance shareowner value by forcing an entity seeking control of a target company to initiate arms-length discussions with the board of a target company because the entity is unable to replace the entire board in a single election.

On the other hand, some investors view classified boards as having the effect of reducing the accountability of directors to shareowners because classified boards limit the ability of shareowners to evaluate and elect all directors on an annual basis. The election of directors is a primary means for shareowners to influence corporate governance policies and to hold management accountable for implementing those policies. In addition, opponents of classified boards assert that a staggered structure for the election of directors may discourage proxy contests in which shareowners have an opportunity to vote for a competing slate of nominees and therefore may erode shareowner value.

A shareowner proposal to declassify the Board of Directors has been presented to shareowners each year since 1998 and has received a majority of votes cast at our past three annual meetings. Since 2001, the Corporate Governance and Compensation Committee and the full Board of Directors has considered carefully the advantages and disadvantages of maintaining a classified board structure, and in the past concluded that it would be in the best interests of the company and its shareowners to maintain the classified board. This year, the Board has again given due consideration to the various arguments for and against a classified board, including consultation with internal and outside advisors. After this review, the Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has decided that it is an appropriate time to propose declassifying the Board. The Board is committed to principles of corporate democracy and is mindful that a majority of shareowners voting at our annual meeting has voted for declassification since 2001. This determination by the Board furthers its goal of ensuring that the company's corporate governance policies maximize management accountability to shareowners and would, if adopted, allow shareowners the opportunity each year to register their views on the performance of the Board of Directors.

Under Delaware corporate law, shareowners may be limited to removing directors only for cause, but only if the company has a classified board. For Delaware corporations without a classified board, the holders of a majority of voting stock are entitled to remove directors with or without cause. Accordingly, we are also proposing to amend our Restated Certificate of Incorporation to eliminate the provision that allows shareowners to remove directors only for cause in conjunction with our proposal to declassify our Board. Under Delaware law, directors cannot be removed by other directors, and the proposed amendment will not change this.

The Board of Directors has unanimously approved the proposed amendment declassifying the organization of the Board of Directors and eliminating the provision that allows shareowners to remove directors only for cause. If approved by the requisite vote of shareowners as set forth below, our Restated Certificate of Incorporation will be amended to allow for the annual election of all directors and to allow the holders of a majority of our common stock to remove directors with or without cause. The Board of Directors has already approved amendments to our by-laws, that upon approval of this proposal, would make them consistent with the amendment to the Restated Certificate of Incorporation contained in Exhibit C.

If the proposed amendment is approved by our shareowners, the terms for all of our directors would end at our 2005 annual meeting. Beginning with the 2005 annual meeting, all directors would be elected for one-year terms at each annual meeting and the holders of a majority of our common stock would be entitled to remove directors with or without cause.

If this proposal is adopted, any director appointed by the Board as a result of the newly created directorship or to fill a vacancy on the Board of Directors would hold office until the next annual meeting.

The proposed amendment to our Restated Certificate of Incorporation is set forth in Exhibit C, and we have shown the changes to the relevant sections of Article VII resulting from the amendment, with deletions indicated by strike-outs and additions indicated by underlining. If approved, this proposal will become effective upon the filing of a Certificate of Amendment to our Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which the company would do promptly after the annual meeting.

Vote Required and Recommendation of Board of Directors. The affirmative vote of at least 80% of all outstanding shares of Lucent common stock entitled to vote will be required for approval of this proposal. An abstention on this proposal is not an affirmative vote and therefore will have the same effect as a negative vote on this proposal. Therefore, it is important that you vote your shares either at the meeting or by proxy. If the New York Stock Exchange considers this to be a routine proposal, a nominee holding shares in street name may vote for the proposal without voting instructions from the owner.

Your Board of Directors recommends a vote "FOR" the proposal to amend the Restated Certificate of Incorporation of Lucent to declassify the Board of Directors and to allow for the removal of directors without cause.

PROPOSAL #3 — DIRECTORS' PROPOSAL TO APPROVE THE LUCENT TECHNOLOGIES INC. 2004 EQUITY COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

The Lucent Technologies Inc. 1999 Stock Compensation Plan for Non-Employee Directors provides compensation to non-employee directors in the form of shares, and options to purchase shares, of Lucent common stock. This 1999 plan did not require approval, and was not approved, by our shareowners. The 1999 plan will terminate by its terms on February 1, 2004, except with respect to awards then outstanding. The Board of Directors believes that it is in the best interest of Lucent and its shareowners to adopt a new plan, approved by our shareowners, that will allow us to continue to provide equity compensation to our non-employee directors after expiration of the 1999 Plan.

Accordingly, on October 18, 2003, the Board of Directors adopted the Lucent Technologies Inc. 2004 Equity Compensation Plan for Non-Employee Directors, subject to shareowner approval. The plan will allow Lucent to continue to provide equity compensation to non-employee directors, under a shareowner-approved plan, in order to enable the company to attract and retain qualified persons to serve as directors, to enhance the equity interest of directors in the company, and thereby to solidify the directors' common interest with the shareowners in enhancing the value and growth of the company.

The plan contains a number of provisions that the Board of Directors believes are consistent with the interests of shareowners and sound corporate governance practices. These include:

- **Limitation on Shares Issued for Awards.** Only 2.5 million shares may be issued under the plan through March 2009, the expiration date of the plan.
- **Minimum of 50% of Annual Retainer Paid as Equity.** Under the plan, non-employee directors are required to receive 50% of their annual retainer as an equity award, and they may elect to receive any amount of the remaining portion of their annual retainer as an equity award in lieu of cash payment.
- **Independent Committee.** The plan will be governed by a committee of directors who meet the current New York Stock Exchange standard for independence.
- **Maximum Term of Seven Years.** The maximum term of a stock option or a stock appreciation right is seven years.
- **No Discount Stock Options.** Stock options (or stock appreciation rights) may not be granted or awarded with an exercise price of less than the fair market value of Lucent common stock on the date of the grant or award.
- **No Repricings.** The repricing of stock options and stock appreciation rights is prohibited without the approval of shareowners. This provision applies to both direct repricings — lowering the exercise price of a stock option or stock appreciation right or cancelling such awards and replacing them with lower-priced awards — and indirect repricings — cancelling an outstanding stock option or stock appreciation right and granting a replacement full-value award.

In addition, the Board of Directors has instituted a stock ownership policy as previously described on page 7. The policy will require that each non-employee director hold 50% of all equity awards under the plan until retirement or resignation from Lucent's Board.

The number of shares of Lucent common stock subject to the plan is before any adjustment for the reverse stock split proposed in this proxy statement. If the reverse stock split is authorized by the shareowners and if the Board then exercises that authority, the number of shares subject to the plan and other share amounts described below will be adjusted based on the reverse stock split ratio selected by the Board of Directors.

This plan only concerns equity compensation for non-employee directors of the company. The equity compensation plan for employees of the company was approved by the shareowners in 2003.

SUMMARY OF THE PLAN

The principal features of the plan are summarized below. The summary does not contain all information that may be important to you. The complete text of the plan is set forth at Exhibit D to this proxy statement.

Plan Administration. The plan is administered by the Leadership Development and Compensation Committee (the "Compensation Committee"), composed of non-employee directors, each of whom is a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934, as amended. All of the members of the Compensation Committee meet the New York Stock Exchange standard for director independence. The Compensation Committee has the sole authority to, among other things:

- Interpret and administer the plan,
- Make rules and regulations relating to the administration of the plan, and
- Make any other determinations that it deems necessary to administer the plan.

Eligibility. Only Lucent's non-employee directors are eligible to participate in the plan. As of December 22, 2003, ten non-employee directors were on the Board.

Awards. The plan provides for the grant of shares of Lucent common stock, non-statutory options, stock appreciation rights, restricted stock, dividend equivalents, stock unit awards, as such terms are defined in the plan, and other rights, interests or options relating to Lucent common stock or other securities to the non-employee directors.

Shares Subject to the Plan. The plan authorizes the issuance of up to 2,500,000 shares of Lucent common stock. If any shares are subject to an award under the plan that is forfeited, cancelled, expires, lapses or otherwise terminates without the issuance of such shares, those shares will again be available for grant under the plan. Likewise, shares that are tendered to Lucent by a participant as full or partial payment of the exercise price of any stock option granted under the plan or in payment of any withholding tax incurred in connection with any award under the plan shall be available for issuance under the plan. The shares issued under the plan may consist, in whole or in part, of authorized but unissued shares or treasury shares.

Adjustments. In the event of a merger, reorganization, consolidation, recapitalization, stock dividend, stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting Lucent common stock, adjustments and other substitutions will be made to the plan, including adjustments in the maximum number of shares subject to the plan and other numerical limitations. Adjustments will also be made to awards under the plan as the Compensation Committee in its sole discretion deems equitable or appropriate.

Equity Retainer. Under the plan, non-employee directors receive 50% of their annual retainer as an equity award and may elect to receive any amount up to the remaining portion of the retainer as an equity award in lieu of a cash retainer. Continuing non-employee directors wishing to make such an election must give notice to the company by December 31 of the preceding calendar year of the desired form of payment for the remaining 50% portion of their retainer. New non-employee directors wishing to make such an election must notify the company within 30 days after the date on which they are first elected or begin to serve as director. If non-employee directors fail to notify the company of their election, then such directors shall receive 50% of their annual retainer as an equity award and the remaining 50% as cash. If a non-employee director's equity retainer is payable in shares, the number of shares to be awarded shall be equal to the portion of the annual retainer to be paid in shares divided by the fair market value of a share of Lucent common stock on the day on which the award is made. If a non-employee director's equity retainer is payable in the form of an option or stock appreciation right, the number of shares of Lucent common stock subject to such option or stock appreciation right shall be determined based on the Black-Scholes valuation method on the grant date of such award.

Options. Non-statutory options to purchase shares of Lucent common stock may be granted under the plan, either alone or in addition to other awards and for no consideration or for such consideration as the Compensation Committee may determine or as may be required by applicable law. The price at which a share may be purchased under an option may not be less than the fair market value of a share on the date the option is granted. Fair market value means the average of the highest and lowest sale price of Lucent common stock reported on the New York Stock Exchange on the relevant date of determination. The plan permits the Compensation Committee to establish the term of each option, but no option will be exercisable at any time earlier than one year from its grant date, and its term shall not exceed seven years. Options vest and become fully exercisable in the event (i) a change of control occurs as described below; (ii) a participant does not stand for re-election; (iii) a participant stands for re-election but is not re-elected; or (iv) the death of the participant. If a participant resigns from the Board prior to the end of his or her term as a Board member, the participant shall forfeit any unvested option.

Stock Appreciation Rights. Stock appreciation rights entitle a participant to receive upon exercise an amount equal to the number of shares subject to the award multiplied by the excess of the fair market value of a share at the time of exercise over the grant price of such share. Stock appreciation rights will generally have the same terms and conditions as options, as described above. Stock appreciation rights may be granted to participants either alone or in addition to other awards and may, but need not, relate to a specific option. Any stock appreciation rights related to an option may be granted at the same time the option is granted or anytime after the grant but before exercise or expiration of the option. A stock appreciation right related to an option will terminate and cannot be exercised upon the termination or exercise of the related option. However, if a stock appreciation right award is related to an option but is less than the full number of shares covered by the option, the stock appreciation right will not be reduced until the exercise or termination of shares for the related option exceeds the number of shares not covered by the stock appreciation right. Any option related to a stock appreciation right that is exercised will cease to be exercisable to the extent the related stock appreciation right has been exercised.

Restricted Stock. Restricted stock awards may be issued to participants for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the plan. Restricted stock vests and becomes fully exercisable as determined by the Compensation Committee, but in no event earlier than one year from its grant date. Restricted stock vests and becomes fully exercisable in the event: (i) a change of control occurs, as described below; (ii) the participant does not stand for re-election; (iii) the participant stands for re-election but is not re-elected; or (iv) the death of the participant. If a participant resigns from the Board prior to the end of his or her term as a Board member, the participant shall forfeit any unvested restricted stock.

Stock Unit Awards. Other awards of Lucent common stock and other awards that are valued in whole or in part by reference to, or are otherwise based on, Lucent common stock or other property may be granted to participants, either alone or in addition to other awards. Stock unit awards may be paid in shares of Lucent common stock, other securities of the company or cash, as the Compensation Committee may determine. Shares (including securities convertible into shares) granted as stock unit awards may be issued for no cash consideration or for such minimum consideration as may be required by applicable law. Shares (including securities convertible into shares) purchased pursuant to a purchase right granted as a stock unit award will be purchased for such consideration as the Compensation Committee may determine, which will not be less than the fair market value of such shares or other securities as of the date such purchase right is awarded.

Change in Control. Unless otherwise determined by the Compensation Committee at the time of the grant of an award, in the event of a change in control of Lucent, all outstanding awards will become fully vested. A "change in control" means, with certain exceptions: (i) an acquisition of beneficial ownership of 20% or more of either the outstanding common stock or the combined voting power of the outstanding voting securities of Lucent, unless the shares are acquired directly from Lucent, by an employee benefits plan or in certain approved transactions; (ii) a change in the composition of the Board of Directors during any two-year period such that the individuals who, as of the beginning of such two-year period, constitute the Board, together with other individuals selected by such incumbent directors, cease to constitute a majority of the Board; (iii) the approval by our shareowners of a merger, reorganization or consolidation or a disposition of all or substantially all of Lucent's assets, under certain circumstances; or (iv) the approval by our shareowners of a complete liquidation or dissolution of Lucent.

Effective Date, Term, Amendment and Termination. If approved by shareowners, the plan will become effective as of the date of such approval and will remain in effect until the earlier of (a) the date that no additional shares are available for issuance, (b) the date the plan is terminated by the Board of Directors in accordance with its terms or (c) March 31, 2009. Termination will not affect grants and awards then outstanding under the plan. The Board of Directors may terminate or amend the plan at any time without shareowner approval, unless such approval is necessary to comply with the Securities Exchange Act of 1934, the Internal Revenue Code, New York Stock Exchange rules, or other applicable law. In any event, shareowner approval will be required to, among other things, (i) increase the maximum number of shares issuable under the plan, (ii) reduce the exercise price of options and stock appreciation rights by repricing or replacing such awards, or (iii) change the participants eligible to participate in the plan.

Restriction on Transfer. Awards granted under the plan are generally non-transferable, except by will or the laws of descent and distribution. Participants are permitted to transfer awards to members of their immediate family.

Other Provisions. The Compensation Committee may establish procedures providing for the delivery of shares of Lucent common stock in satisfaction of withholding tax obligations. Subject to the provisions of the plan and any award agreement, the recipient of an award (including, without limitation, any deferred award) may, if so determined by the Compensation Committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or dividend equivalents, with respect to the number of shares of Lucent common stock covered by the award. The Compensation Committee may also provide that such amounts (if any) will be deemed to have been reinvested in additional shares of common stock or otherwise reinvested.

Federal Income Tax Consequences. We believe that under present law, the following are the U.S. federal income tax consequences generally arising with respect to stock options and stock appreciation rights. Upon exercising an option, a participant must recognize ordinary income equal to the difference between the fair market value of the shares on the date of exercise and the exercise price. We will be entitled to a deduction for the same amount. The treatment to a participant of a disposition of shares acquired through the exercise of an option depends on how long the shares were held. Generally, there will be no tax consequence to Lucent in connection with a disposition of shares acquired under an option. Upon exercise of a stock appreciation right, a participant must recognize ordinary income equal to the amount of cash received plus the fair market value of any shares received. We will be entitled to a deduction for the same amount.

Other Information

New Plan Benefits—2004

The following chart presents the benefits or amounts that will be received by or allocated to each of the following groups for fiscal 2004, to the extent that these benefits or amounts are determinable. These awards are subject to shareowner approval of the plan.

2004 Equity Compensation Plan For Non-Employee Directors

Name and Principal Position	Dollar Value	Number of Units
Executive Officers as a Group	N/A	N/A
Non-Executive Director Group (10 persons)	$1,385,000(1)	(2)
Non-Executive Officer Employee Group	N/A	N/A

(1) This aggregate dollar amount (i) assumes that all non-employee directors will elect to receive the maximum amount of their annual retainer (representing 100% of retainer) in Lucent common stock; (ii) includes additional retainers to be paid for serving as chairman of each of the committees and for serving as members of the Audit and Finance Committee; and (iii) includes the grant to each non-employee director of shares of Lucent common stock having a value of $25,000. (See the section entitled "Compensation of Directors — Proposed Non-Employee Directors' Equity Plan and Compensation" on page 7 for the amounts of the additional retainers). This aggregate dollar amount would be $817,500 if all non-employee directors elect to receive the minimum amount required under the plan of their annual retainer (representing 50% of retainer) in Lucent common stock. Pursuant to the plan, the non-employee directors must make their election for fiscal 2004 by December 31, 2003. Amounts allocated after 2004 will also depend on, among other things, the variables referred to in Note 2 below.

(2) The number of shares to be issued for fiscal 2004 and thereafter will depend on future variables such as stock prices, the amount of the total retainer each non-employee director elects to receive in Lucent common stock in lieu of cash, any decision by the Board to grant additional compensation in the form of stock, and any increases in compensation of directors from time to time, whether payable in cash or shares, and is thus not currently determinable.

N/A — Not applicable as this person or group is not eligible to receive awards under the plan.

If the plan is not approved by shareowners, the Board of Directors will consider other alternatives for performance-based compensation.

The plan is not exclusive and does not limit the authority of the Board or its committees to grant awards or authorize any other compensation, with or without reference to shares, under any other plan or authority.

Vote Required and Recommendation of Board of Directors. The affirmative vote of the majority of the common shares present in person or represented by proxy at the meeting and entitled to vote on this proposal will be required for approval of this proposal. Abstentions will be treated as being present and entitled to vote on the matter and, therefore, will have the effect of votes against the proposal. A broker "non-vote" is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the proposal has been approved.

Your Board of Directors recommends a vote FOR approval of the Lucent Technologies Inc. 2004 Equity Compensation Plan for Non-Employee Directors.

PROPOSAL #4 — DIRECTORS' PROPOSAL TO AMEND THE RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT AT ONE OF FOUR RATIOS

General

At our 2003 annual meeting, shareowners approved a proposal to allow the Board of Directors, in its sole discretion, to effect a reverse stock split at any of the following ratios: one-for-ten; one-for-twenty; one-for-thirty; or one-for-forty. One of the reasons the Board requested this authority at the 2003 meeting was because in October 2002, our common stock failed to meet the New York Stock Exchange's minimum trading price of $1.00 per share. We then had six months to cure this minimum price issue, which occurred when our stock began consistently trading above $1.00 beginning in November 2002.

The authority granted by shareowners to the Board of Directors at the 2003 annual meeting expires on February 19, 2004. The Board of Directors has not yet effected a reverse stock split since the time this proxy statement was printed because the Board has determined that the timing has not yet been appropriate to effect the reverse stock split in a manner that would be beneficial to the long-term value of Lucent common stock with the least amount of adverse impact on the short-term value. However, the Board of Directors still believes shareowners' interests will be best served if the Board has the authority and flexibility to effect a reverse stock split.

Accordingly, the Board of Directors has again unanimously adopted a resolution seeking shareowner approval to amend Lucent's Restated Certificate of Incorporation to effect a reverse stock split of Lucent common stock. If the reverse stock split is approved by the shareowners, the Board of Directors may subsequently effect, in its sole discretion, a reverse stock split based upon any of the following four ratios: one-for-five; one-for-ten; one-for-twenty; or one-for-thirty. Approval of this proposal by our shareowners would give the Board of Directors authority to implement the reverse stock split at any time prior to February 19, 2005. In addition, notwithstanding approval of this proposal by the shareowners, the Board of Directors may, in its sole discretion, determine not to effect, and abandon, the reverse stock split without further action by our shareowners.

Background

We have been a public company and have been a listed company on the New York Stock Exchange since April 3, 1996. Since January 1, 2000, we have had no less than 3 billion shares of common stock outstanding and currently we have approximately 4.2 billion shares outstanding. Beginning in 2000, market prices for stocks trading in the United States markets, particularly the telecommunications industry, have generally declined. Although stock prices have generally increased year-to-date in 2003, many stocks in the telecommunications industry are still far below their pre-2000 highs. In order to reduce the number of shares of Lucent common stock outstanding and thereby attempt to proportionally raise the per share price of Lucent common stock, the Board of Directors believes that it is in the best interests of our shareowners for the Board of Directors to obtain the authority to implement a reverse stock split.

The Board of Directors believes that it is in the interest of our shareowners and Lucent for the Board to have the authority to effect the reverse stock split in order to return our share price to a price level typical of share prices of other widely-owned public companies. The Board of Directors believes that the higher share price of Lucent common stock may meet investing guidelines for certain institutional investors and investment funds. The Board of Directors also believes that our shareowners will benefit from relatively lower trading costs for a higher priced stock. The combination of lower transaction costs and increased interest from institutional investors and investment funds can ultimately improve the trading liquidity of our common stock. Furthermore, the Board of Directors believes we will benefit from reduced costs associated with shareowner communications.

The Board of Directors has considered on different occasions whether to effect a reverse stock split and has determined that the proper time has not yet occurred. With the increase in our stock price over

$1.00 since November 2002 and over $2.00 since September 2003, a reverse stock split has not been necessary to avoid having our stock de-listed from the New York Stock Exchange. Accordingly, the Board would implement a reverse stock split only when the Board believes that it would optimize the long-term value of our common stock and would have the least impact on the short-term value of the stock. The Board believes it can best achieve this objective if the shareowners give the Board authority to effect a reverse stock split until February 2005.

The Board of Directors still believes that shareowner approval of four potential exchange ratios (rather than a single exchange ratio) provides the Board of Directors with the flexibility to achieve the desired results of the reverse stock split. If the shareowners approve this proposal, the Board of Directors would effect a reverse stock split only upon the Board's determination that a reverse stock split would be in the best interests of the shareowners at that time. To effect a reverse stock split, the Board would set the timing for such a split and select the specific ratio from among the four ratios set forth herein. No further action on the part of shareowners will be required to either implement or abandon the reverse stock split. If the proposal is approved by shareowners, and the Board of Directors determines to implement any of the reverse stock split ratios, Lucent would communicate to the public, prior to the effective date of the reverse split, additional details regarding the reverse split, including the specific ratio the board selects. If the Board of Directors does not implement the reverse stock split prior to February 19, 2005, the authority granted in this proposal to implement the reverse stock split will terminate. The Board of Directors reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of our shareowners.

The company does not anticipate the Board of Directors exercising its existing authority to effect a reverse stock split before the 2004 annual meeting. However, should the Board of Directors effect a reverse stock split prior to the 2004 annual meeting, the Board of Directors would withdraw this proposal from the agenda.

Certain Risk Factors Associated with the Reverse Stock Split

There can be no assurance that the total market capitalization of Lucent common stock (the aggregate value of all Lucent common stock at the then market price) after the proposed reverse stock split will be equal to or greater than the total market capitalization before the proposed reverse stock split or that the per share market price of Lucent common stock following the reverse stock split will increase in proportion to the reduction in the number of shares of Lucent common stock outstanding before the reverse stock split.

There can be no assurance that the market price per new share of Lucent common stock after the reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of Lucent common stock outstanding before the reverse stock split. For example, based on the closing price on the New York Stock Exchange of Lucent common stock on October 1, 2003 of $2.14 per share, if the Board of Directors decided to implement the reverse stock split and selects a reverse stock split ratio of one-for-ten, there can be no assurance that the post-split market price of Lucent common stock would be $21.40 per share or greater.

Accordingly, the total market capitalization of Lucent common stock after the proposed reverse stock split may be lower than the total market capitalization before the proposed reverse stock split. Moreover, in the future, the market price of Lucent common stock following the reverse stock split may not exceed or remain higher than the market price prior to the proposed reverse stock split.

If the reverse stock split is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of Lucent common stock may not improve.

While the Board of Directors believes that a higher stock price may help generate investor interest, there can be no assurance that the reverse stock split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of Lucent common stock may not necessarily improve.

A decline in the market price of Lucent common stock after the reverse stock split may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of Lucent common stock could be adversely affected following such a reverse stock split.

If the reverse stock split is effected and the market price of Lucent common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of Lucent common stock will, however, also be based on Lucent's performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the liquidity of Lucent common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Impact of the Proposed Reverse Stock Split if Implemented

If approved and effected, the reverse stock split will be realized simultaneously for all Lucent common stock and the ratio will be the same for all Lucent common stock. The reverse stock split will affect all of Lucent's shareowners uniformly and will not affect any shareowner's percentage ownership interests in Lucent, except to the extent that the reverse stock split would result in any of Lucent's shareowners receiving cash in lieu of fractional shares. As described below, shareowners otherwise entitled to fractional shares as a result of the reverse stock split will receive cash payments in lieu of such fractional shares. These cash payments will reduce the number of post-reverse stock split shareowners to the extent there are presently shareowners who would otherwise receive less than one share of Lucent common stock after the reverse stock split. In addition, the reverse stock split will not affect any shareowner's percentage ownership or proportionate voting power (subject to the treatment of fractional shares). However, because the number of authorized shares of Lucent common stock will not be reduced, the reverse stock split will increase the Board of Directors' ability to issue authorized and unissued shares without further shareowner action.

The principal effect of the reverse stock split will be that:

- the number of shares of Lucent common stock issued and outstanding will be reduced from approximately 4.2 billion shares to a range of approximately 840 million to 140 million shares, depending on the reverse stock split ratio determined by the Board of Directors;
- the number of shares that may be issued upon the exercise of conversion rights by holders of securities convertible into Lucent common stock will be reduced proportionately based upon the reverse stock split ratio selected by the Board of Directors;
- based on the reverse stock split ratio selected by the Board of Directors, proportionate adjustments will be made to the per-share exercise price and the number of shares issuable upon the exercise of all outstanding options entitling the holders to purchase shares of Lucent common stock, which will result in approximately the same aggregate price being required to be paid for such options upon exercise immediately preceding the reverse stock split; and
- the number of shares reserved for issuance under the 2003 Long Term Incentive Plan, or under the 2004 Non-Employee Directors' Plan if approved by shareowners, will be reduced proportionately based on the reverse stock split ratio selected by the Board of Directors.

In addition, the reverse stock split will increase the number of shareowners who own odd lots (less than 100 shares). Shareowners who hold odd lots typically may experience an increase in the cost of selling their shares and may have greater difficulty in effecting sales.

Effect on Fractional Shareowners

You will not receive fractional post-reverse stock split shares in connection with the reverse stock split. Instead, the transfer agent will aggregate all fractional shares and sell them as soon as practicable after the effective date at the then prevailing prices on the open market, on behalf of those holders who would otherwise be entitled to receive a fractional share. We expect that the transfer agent will conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of common stock. After completing the sale, you will receive a cash payment from the transfer agent in an amount equal to your pro rata share of the total net proceeds of that sale. No transaction costs will be assessed on this sale. However, the proceeds will be subject to federal income tax. In addition, you will not be entitled to receive interest for the period of time between the effective date of the reverse stock split and the date you receive your payment for the cashed-out shares. The payment amount will be paid to the holder in the form of a check in accordance with the procedures outlined below.

After the reverse stock split, you will have no further interest in Lucent with respect to your cashed-out shares. A person otherwise entitled to a fractional interest will not have any voting, dividend or other rights except to receive payment as described above.

NOTE: If you do not hold sufficient Lucent shares to receive at least one share in the reverse stock split and you want to continue to hold Lucent common stock after the reverse stock split, you may do so by taking either of the following actions far enough in advance so that it is completed by the effective date:

(1) purchase a sufficient number of shares of Lucent common stock (either on the open market or through The Bank of New York's BuyDIRECT plan) so that you hold at least an amount of shares of Lucent common stock in your account prior to the reverse stock split that would entitle you to receive at least one share of Lucent common stock on a post-reverse stock split basis; or

(2) if you have Lucent common stock in more than one account, consolidate your accounts so that you hold at least an amount of shares of Lucent common stock in one account prior to the reverse stock split that would entitle you to receive at least one share of Lucent common stock on a post-reverse stock split basis. Shares held in registered form (that is, shares held by you in your own name in Lucent's stock records maintained by our transfer agent) and shares held in "street name" (that is, shares held by you through a bank, broker or other nominee), for the same investor will be considered held in separate accounts and will not be aggregated when effecting the reverse stock split.

You should be aware that, under the escheat laws of the various jurisdictions where you reside, where Lucent is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the funds are made available may be required to be paid to the designated agent for each such jurisdiction. Thereafter, shareowners otherwise entitled to receive such funds may have to obtain the funds directly from the state to which they were paid.

Effect on Lucent Employees and Directors of Lucent

- If you are a Lucent employee, the number of shares reserved for issuance under Lucent's existing stock option plans and the employee stock purchase plan will be reduced proportionately based on the reverse stock split ratio selected by the Board of Directors. In addition, the number of shares issuable upon the exercise of options and the exercise price for such options will be adjusted based on the reverse stock split ratio selected by the Board of Directors.
- If you are a current or former employee or a director of Lucent, you may own Lucent restricted stock units or you may own Lucent common stock under the Lucent savings plans, which would all be adjusted based on the reverse stock split ratio selected by the Board of Directors.

Effect on Registered and Beneficial Shareowners

Upon a reverse stock split, we intend to treat shareowners holding Lucent common stock in "street name", through a bank, broker or other nominee, in the same manner as registered shareowners whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Lucent common stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered shareowners for processing the reverse stock split. If you hold your shares with a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Effect on Owners of our Convertible Securities

If you are a holder of our 7.75% Cumulative Convertible Trust Preferred Securities, 8% Convertible Subordinated Debentures or 2.75% Series A or Series B Convertible Senior Debentures, the number of Lucent common shares into which each convertible security may be converted will be adjusted proportionately based on the reverse stock split ratio determined by the Board of Directors.

Effect on Registered "Book-entry" Shareowners

Our registered shareowners may hold some or all of their shares electronically in book-entry form under the direct registration system for securities. Certain registered shareowners may also hold shares through The Bank of New York's BuyDIRECT Plan. These shareowners will not have stock certificates evidencing their ownership of Lucent common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

- If you hold registered shares in a book-entry form, you do not need to take any action to receive your post-reverse stock split shares or your cash payment in lieu of any fractional share interest, if applicable. If you are entitled to post-reverse stock split shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold.
- If you are entitled to a payment in lieu of any fractional share interest, a check will be mailed to you at your registered address as soon as practicable after the effective date. By signing and cashing this check, you will warrant that you owned the shares for which you received a cash payment. This cash payment is subject to applicable federal and state income tax and state abandoned property laws. In addition, you will not be entitled to receive interest for the period of time between the effective date of the reverse stock split and the date you receive your payment.

Effect on Registered Certificated Shares

- Some of our registered shareowners hold all their shares in certificate form or a combination of certificate and book-entry form. If any of your shares are held in certificate form, you will receive a transmittal letter from our transfer agent, the Bank of New York, as soon as practicable after the effective date of the reverse stock split. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-reverse stock split shares to the transfer agent. Upon receipt of your stock certificate, you will be issued the appropriate number of shares electronically in book-entry form under the direct registration system.
- No new shares in book-entry form will be issued to you until you surrender your outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent.
- If you are entitled to a payment in lieu of any fractional share interest, payment will be made as described above under "Effect on Fractional Shareowners."

At any time after receipt of your direct registration system statement, you may request a stock certificate representing your ownership interest.

SHAREOWNERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Authorized Shares

The reverse stock split would affect all issued and outstanding shares of Lucent common stock and outstanding rights to acquire Lucent common stock. Upon the effectiveness of the reverse stock split, the number of authorized shares of Lucent common stock that are not issued or outstanding would increase due to the reduction in the number of shares of Lucent common stock issued and outstanding based on the reverse stock split ratio selected by the Board of Directors. As of October 1, 2003, we had 10 billion shares of authorized common stock and approximately 4.2 billion shares of common stock issued and outstanding. We will continue to have 250,000,000 authorized shares of preferred stock, all of which are unissued at this time. Authorized but unissued shares will be available for issuance, and we may issue such shares in the future. If we issue additional shares, the ownership interest of holders of Lucent common stock will be diluted.

Accounting Matters

The reverse stock split will not affect the par value of Lucent common stock. As a result, as of the effective time of the reverse stock split, the stated capital attributable to Lucent common stock on its balance sheet will be reduced proportionately based on the reverse stock split ratio selected by the Board of Directors, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per-share net income or loss and net book value of Lucent common stock will be restated because there will be fewer shares of Lucent's common stock outstanding.

Potential Anti-Takeover Effect

The increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect. For example, the issuance of a large block of common stock could dilute the stock ownership of a person seeking to effect a change in the composition of the Board of Directors or contemplating a tender offer or other transaction for the combination of Lucent with another company. However, the reverse stock split proposal is not being proposed in response to any effort of which we are aware to accumulate Lucent's shares of common stock or obtain control of Lucent, nor is it part of a plan by management to recommend to the Board and shareowners a series of amendments to our Restated Certificate of Incorporation. Other than the proposal for the reverse stock split, the Board of Directors does not currently contemplate recommending the adoption of any other amendments to our Restated Certificate of Incorporation that could be construed to reduce or interfere with the ability of third parties to take over or change the control of Lucent.

Procedure for Effecting Reverse Stock Split

If the shareowners approve the proposal to authorize the reverse stock split and the Board of Directors decides to implement the reverse stock split at any time prior to February 19, 2005, we will promptly file a Certificate of Amendment with the Secretary of State of the State of Delaware to amend our existing Restated Certificate of Incorporation. The reverse stock split will become effective on the date of filing the Certificate of Amendment, which is referred to as the "effective date." Beginning on the effective date, each certificate representing pre-reverse stock split shares will be deemed for all corporate purposes to evidence ownership of post-reverse stock split shares. The text of the Certificate of Amendment is set forth in Exhibit E to this proxy statement. The text of the Certificate of Amendment is subject to modification to include such changes as may be required by the office of the Secretary of State of the State of Delaware and as the Board of Directors deems necessary and advisable to effect the reverse stock split, including the applicable ratio for the reverse stock split.

No Appraisal Rights

Under the General Corporation Law of the State of Delaware, our shareowners are not entitled to appraisal rights with respect to the reverse stock split, and we will not independently provide shareowners with any such right.

Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material United States federal income tax consequences of the reverse stock split, does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the pre-reverse stock split shares were, and the post-reverse stock split shares will be, held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (i.e., generally, property held for investment). The tax treatment of a shareowner may vary depending upon the particular facts and circumstances of such shareowner. Each shareowner is urged to consult with such shareowner's own tax advisor with respect to the tax consequences of the reverse stock split. As used herein, the term United States holder means a shareowner that is, for federal income tax purposes: a citizen or resident of the United States; a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States, any State of the United States or the District of Columbia; an estate the income of which is subject to federal income tax regardless of its source; or a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a shareowner upon such shareowner's exchange of pre-reverse stock split shares for post-reverse stock split shares pursuant to the reverse stock split. The aggregate tax basis of the post-reverse stock split shares received in the reverse stock split (including any fraction of a post-reverse stock split share deemed to have been received) will be the same as the shareowner's aggregate tax basis in the pre-reverse stock split shares exchanged therefor. In general, shareowners who receive cash in exchange for their fractional share interests in the post-reverse stock split shares as a result of the reverse stock split will recognize gain or loss based on their adjusted basis in the fractional share interests redeemed. The shareowner's holding period for the post-reverse stock split shares will include the period during which the shareowner held the pre-reverse stock split shares surrendered in the reverse stock split. The receipt of cash instead of a fractional share of Lucent common stock by a United States holder of Lucent common stock will result in a taxable gain or loss to such holder for federal income tax purposes based upon the difference between the amount of cash received by such holder and the adjusted tax basis in the fractional shares as set forth above. The gain or loss will constitute a capital gain or loss and will constitute long-term capital gain or loss if the holder's holding period is greater than one year as of the effective date.

Our view regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts. **ACCORDINGLY, EACH SHAREOWNER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO HIM OR HER OF THE REVERSE STOCK SPLIT.**

Vote Required and Recommendation of Board of Directors. The affirmative vote of a majority of all outstanding shares of Lucent common stock entitled to vote on this proposal will be required for approval of this proposal. An abstention will have the effect of a vote against the proposal. If the New York Stock Exchange considers this to be a routine proposal, a nominee holding shares in street name may vote for the proposal without voting instructions from the owner.

Your Board of Directors recommends a vote "FOR" the proposal to amend the Restated Certificate of Incorporation of Lucent to effect a reverse stock split at one of the following four ratios: one-for-five; one-for-ten; one-for-twenty; or one-for-thirty.

PROPOSAL #5 — SHAREOWNER PROPOSAL TO REQUIRE SHAREOWNER APPROVAL OF FUTURE GOLDEN PARACHUTES

Walter J. Ehmer, 1785 Brandon Hall Drive, Atlanta, GA 30350, who owns 1,380 shares of the company's common stock, proposes the adoption of the following resolution and has furnished the following statement in support of his proposal:

"Resolved: The shareholders of Lucent urge the Board to seek shareholder approval for future severance agreements with senior executives, including "golden parachute" and "golden good-bye" severance agreements, that provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

We define "golden parachutes" as severance provisions triggered when executive are terminated, retire or resign after a change in corporate control; and "golden good-byes" as severance agreements with provisions that, absent a change in corporate control, are triggered when executive are terminated, retire or resign. "Benefits" include the present value of all post-termination payments (in cash or in kind), including lump sums, fringe benefits, perquisites and consulting fees.

Supporting Statement: We believe that overly generous "golden parachute" and "golden good-bye" agreements are among the most costly, wasteful and counter-productive forms of executive compensation.

Because it is not always practical to obtain prior shareholder approval, under this proposal the company has the option to seek shareholder approval after the material terms are agreed upon. We believe shareholders should at least be given a chance to ratify such agreements, providing valuable feedback to the Board. Indeed, the knowledge that shareholders will be scrutinizing and voting on these agreements may encourage restraint and strengthen the hand of the Board's compensation committee.

In our opinion, Lucent's severance agreements are unjustifiably costly and contrary to long-term shareholder interests. Even if there is no change in control, CEO Russo is entitled to a severance package worth at least $10 million if she is terminated for any reason except cause (unethical or unlawful behavior), death or disability. If Russo resigns "with good reason," or is terminated "without cause," she is eligible for a $6 million lump sum payment (two years salary plus target bonus), continued benefit coverage and equity vesting for two years, plus the immediate vesting of 550,000 restricted shares and of options on an additional 1.2 million shares.

Russo can resign and receive even more generous compensation (including "gross-up payments" to offset IRS excise taxes on excessive parachute payments) if there is a "change in control," defined to include situations where another entity acquires as little as 20% of the company's voting stock and never makes a tender offer or takes control.

In the event of a change in control, we are concerned the cost of these agreements will reduce the value ultimately received by shareholders. Moreover, we believe that golden parachutes tend to reward the underperformance that can precipitate a change in control and are unnecessary given the high levels of executive compensation at Lucent.

We believe these multi-million dollar parachutes are particularly inappropriate at a time when Lucent is cutting the benefits of other retirees, many with 30 or more years of loyal service. In a break with company tradition, Lucent has stopped granting pension cost-of-living adjustments and in 2003 retroactively canceled the spousal death benefit for management retirees.

Similar proposals received *majority* support in 2003 at companies including Verizon, Hewlett-Packard and Tyco.

Please **VOTE FOR** this resolution."

COMPANY RESPONSE TO SHAREOWNER PROPOSAL

The company does not believe that this proposal would enhance shareowner value and be in the best interests of Lucent shareowners. To the contrary, we believe it could hinder the Board's ability to attract and compensate qualified executives.

First, executive compensation matters at Lucent are overseen by the Board through a committee that is, and has always been, comprised exclusively of independent directors. Our executive compensation programs are designed to attract and retain highly qualified executives and to motivate executives to maximize shareowner returns.

The Board of Directors believes that use of employment and severance agreements for a limited group of key employees is reasonable, appropriate and absolutely necessary. We operate in an industry that has experienced much volatility in the past few years. We need the most qualified executives to set the pace for the future. Like many corporations, we use these types of agreements because they promote shareowners' interests by enabling the company to employ and retain the most qualified executives. The number and type of agreements that Lucent has with its executives are consistent with industry practice.

Although the proposal recommends a limit to 2.99 times base salary and bonus, the company has had a severance policy of 2 times salary and annual target bonus for specific situations involving officers. Indeed, the Board of Directors recently revised Lucent's severance policy for officers not currently covered by existing severance arrangements to limit severance to one times salary and annual target bonus, plus benefits and continued vesting of previously awarded equity compensation. This policy is well within the spirit of the proposal.

In addition, implementation of this proposal would be costly and disruptive to the efficiency of the company. Lucent has over 4 million shareowners. To call a special meeting of shareowners to approve an agreement prior to signing with an executive would incur considerable expense and is unworkable on its face. Alternatively under the proposal, Lucent could be required to present the agreement to shareowners at the next annual meeting. This would mean that we would be unable to assure a potential executive or officer that the agreement would be approved or ratified. As a result of this uncertainty, a candidate could not be sure of the terms of employment and would be more likely to accept a competing offer that provided final terms.

Vote Required and Recommendation of Board of Directors. The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote on the shareowner proposal is required to approve the shareowner proposal, which is framed as a "recommendation" to the Board. An abstention is treated as being present and entitled to vote on the matter and, therefore, has the effect of a vote against the shareowner proposal. A broker "non-vote" is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the shareowner proposal has been approved.

Your Board of Directors recommends a vote AGAINST the adoption of this shareowner proposal. Proxies solicited by the Board of Directors will be so voted unless shareowners specify otherwise in their proxies.

PROPOSAL #6 — SHAREOWNER PROPOSAL REGARDING EXECUTIVE COMPENSATION PROGRAMS

Robert D. Morse, 212 Highland Avenue, Moorestown, New Jersey 08057-2717, owner of 6,000 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

"Management and Directors are requested to consider discontinuing all rights, options, SARs and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500,000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The products, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it! Vote YES for this proposal, it is your gain.

Thank You and please vote YES for this proposal."

COMPANY RESPONSE TO SHAREOWNER PROPOSAL

We have an executive compensation program that we believe encourages our executives to make responsible business decisions which result in company performance that benefits our shareowners. The program provides these incentives by linking a portion of each executive's compensation to the company's financial performance. This is done by granting equity-based awards that depend on the extent to which the company meets financial performance measurements set by the Corporate Governance and Compensation Committee and now by the Leadership Development and Compensation Committee. As we stated in our Compensation Committee report, if the company does not meet the financial performance objectives, any incentives granted are subject to the discretion of the Board. With these types of awards, our executives benefit when the value of your shares increases. We believe that providing these kinds of incentives will encourage actions by executives which benefit all shareowners in a way that base salaries and the kinds of benefits that the proponent would allow us to provide would not.

We also believe that our executive compensation program is competitive with those companies with whom we compete for executive talent. It must remain competitive. If it does not, we believe the company will be less successful in attracting and retaining the executive talent it needs in the market in which we compete. While a compensation package including stock options and other equity based compensation will not always retain an executive, we believe that these types of compensation packages are an appropriate tool to use in seeking to maximize shareowner value. For these reasons, we believe that it is not in the shareowners' interest to adopt this proposal and urge you to vote against it.

Vote Required and Recommendation of Board of Directors. The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote on the shareowners proposal is required to approve the shareowner proposal, which is framed as a "recommendation" to the Board. An abstention is treated as being present and entitled to vote on the matter and, therefore, has the effect of a vote against the shareowner proposal. A broker "non-vote" is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the shareowner proposal has been approved.

Your Board of Directors recommends a vote AGAINST the adoption of this shareowner proposal. Proxies solicited by the Board of Directors will be so voted unless shareowners otherwise specify in their proxies.

SUBMISSION OF SHAREOWNER PROPOSALS

If a shareowner wants us to include a proposal in our proxy statement for presentation at our 2005 annual meeting of shareowners, the proposal must be received by us at our principal executive offices at 600 Mountain Avenue, Murray Hill, New Jersey 07974 no later than August 24, 2004.

A shareowner may also nominate directors or have other business brought before the 2005 annual meeting by submitting the nomination or proposal to us on or after October 8, 2004, and on or before November 7, 2004, in accordance with Lucent's by-laws. The nomination or proposal must be delivered to our executive offices at 600 Mountain Avenue, Murray Hill, NJ 07974, to the attention of our corporate Secretary. We are not required to include any nomination or proposal received after August 24, 2004 in our proxy materials for the 2005 annual meeting.

In addition to the proposals included in this proxy statement, we also received formal proposals during the year from shareowners. Two proposals were withdrawn by the proponents after review and discussion between management and the shareowners. Below is a summary of the substance of these two proposals and the actions that led to the withdrawal of the proposals by the shareowners.

Shareowner Proposal to Declassify the Board

Mrs. Evelyn Y. Davis of Washington, D.C., submitted a proposal for our 2004 annual meeting, as she has done each year since our 1998 annual meeting, requesting that the Board of Directors take the necessary steps to declassify the Board. At each annual meeting since 2001, Mrs. Davis's proposal has received the support of a majority of the votes cast on her proposal. Last year, Mrs. Davis's proposal was supported by 56% of the votes cast. Because the Board of Directors has now taken the necessary steps to obtain shareowner approval to declassify the Board, as requested by Mrs. Davis's proposal, Mrs. Davis has agreed to withdraw her proposal.

Shareowner Proposal to Disregard Pension Credit for the Calculation of Performance-Based Compensation

Mr. William Kadereit of Heath, Texas made a proposal that asked the Board to calculate future awards of performance-based compensation without regard to pension credits.

The company today effectively excludes pension credits from consideration when calculating executive compensation and commits to excluding the pension credit as a factor in determining executive compensation in the future as a matter of policy.

The pension credit is effectively established at the beginning of the year at the same time that operating income targets are set. The asset return and discount rate assumptions that drive the pension credit calculation are fixed at the beginning of the year and remain fixed for both reporting and compensation purposes. These assumptions, which are consistently set in accordance with GAAP, are reviewed by Lucent's Board through its Audit and Finance Committee (comprised entirely of independent directors) and are disclosed in our SEC filings.

The Board, for purposes of determining compensation, reviews any changes in the pension credit resulting from adjustments in the pension-related benefits during the year. For example, while the company eliminated the death benefit provision of the U.S. management pension plan during fiscal 2003, it excluded the favorable operating income impact of the elimination of the death benefit in calculating 2003 performance-based incentive compensation.

Therefore, the current governance process has assured as a matter of practice that pension credit assumptions were not established or adjusted for the purpose of benefiting management.

While the company has excluded pension credits as a factor in calculating executive compensation in the past, it has decided to clarify and commit that practice as a matter of policy.

Accordingly, pension credits and adjustments in pension related benefits will be excluded from consideration in determining executive compensation as a matter of policy. In recognition of this governance policy, Mr. Kadereit agreed to withdraw his resolution.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers to file reports of holdings and transactions in Lucent stock with the Securities and Exchange Commission and the New York Stock Exchange. Based on our records and other information, we believe that all Section 16(a) Securities and Exchange Commission filing requirements applicable to our directors and executive officers for fiscal 2003 were timely met, except that William T. O'Shea was late reporting the withholding of restricted stock units in December 2002 to pay withholding taxes upon vesting of restricted stock.

PERFORMANCE GRAPH

The graph below provides an indicator of cumulative total shareowner returns for Lucent common stock as compared with the S&P 500 Index, the S&P 500 Communications Equipment GICS Sub Industry Index and the S&P 500 Telecom Equipment Index weighted by market value at each measurement point.

This graph covers the period of time from September 30, 1998, through the end of fiscal 2003.



$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Total Return (1)
09/30/98
09/30/99
09/29/00
09/28/01
09/30/02
09/30/03
Lucent Technologies Inc.
S&P 500 Index
S&P 500 Communications Equipment GICS Sub Industry Index
S&P 500 Telecom Equipment Index

	9/30/98	9/30/99	9/29/00	9/28/01	9/30/02	9/30/03
Lucent Technologies	$100.00	$187.37	$ 88.09	$ 17.51	$ 2.86	$ 8.12
S&P 500 Index	$100.00	$126.13	$141.25	$102.35	$80.16	$97.93
S&P 500 Communications Equipment GICS Sub Industry Index	$100.00	$215.42	$240.51	$ 48.43	$20.94	$33.81
S&P 500 Telecom Equipment Index	$100.00	$215.42	$240.51	$ 48.43	$20.94	—

Notes:

(1) Assumes $100 invested on September 30, 1998 in Lucent common stock, the S&P 500 Index, the S&P 500 Communications Equipment GICS Sub Industry Index and the S&P 500 Telecom Equipment Index with the reinvestment of all dividends, including the company's distribution to shareowners of Avaya Inc. common stock on September 30, 2000 and Agere Systems Inc. common stock on June 1, 2002. For the purpose of this chart, the Avaya Inc. and Agere Systems Inc. distributions are each treated as a non-taxable cash dividend that would have been converted to additional Lucent shares at the close of business on September 30, 2000 for Avaya Inc. and on June 1, 2002 for Agere Systems Inc.

(2) The S&P 500 Communications Equipment GICS (Global Industry Classification Standard) Sub Industry Index replaced the S&P 500 Telecom Equipment Index in 2003. These two indices had identical performances from September 30, 1998 until the S&P 500 Telecom Equipment Index was discontinued at the end of 2002.

(3) Shareowner returns over the indicated period shown in the graph above should not be considered indicative of future shareowner returns.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of September 30, 2003 with respect to shares of Lucent common stock that may be issued under our existing equity compensation plans, including our 1997 Long-Term Incentive Plan (the "1997 Plan"), our 1999 Stock Compensation Plan for Non-Employee Directors (the "Non-Employee Directors Plan"), our 2001 Employee Stock Purchase Plan (the "ESPP") and our 2003 Long-Term Incentive Program (the "2003 Plan").

The table does not include information with respect to shares subject to outstanding options granted under equity compensation plans under which the right to grant options has expired prior to September 30, 2003 and equity compensation plans assumed by the company in connection with mergers and acquisitions of the companies which originally granted those options. Footnotes (5) and (6) to the table set forth the total number of shares of Lucent common stock issuable upon the exercise of options under the expired plans and assumed options, respectively, as of September 30, 2003, and the weighted average exercise price of those options. No additional options may be granted under those expired and assumed plans. The table does not include the 2,500,000 additional shares of Lucent common stock proposed to be authorized under the 2004 Equity Compensation Plan for Non-Employee Directors, for which shareowner approval is currently being sought.

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Shareowners (1)	1,250,000(3)	$1.69(3)	397,260,795(4)
Equity Compensation Plans Not Approved by Shareowners (2)	255,476,220	$8.83	33,129,255
Total	256,726,220	$8.80	430,390,050

(1) Consists of the 2003 Plan and the ESPP.

(2) Consists of the 1997 Plan and the Non-Employee Directors Plan, which are described below.

(3) Excludes purchase rights accruing under the ESPP which has a shareowner approved reserve of 250,000,000 shares. Under the ESPP, each eligible employee may purchase up to 4,000 shares of Lucent common stock at semi-annual intervals at a purchase price per share equal to 85% of the lower of the fair market value of Lucent common stock on either the first or last trading day of a purchase period.

(4) Includes shares available for future issuance under the ESPP. As of September 30, 2003, an aggregate of 228,510,795 shares of Lucent common stock were available for issuance under the ESPP.

(5) The table does not include information for equity compensation plans that have expired. The Founders Grant Stock Option Plan expired on December 31, 1996. As of September 30, 2003, a total of 21,168,312 shares of Lucent common stock were issuable upon the exercise of outstanding options granted under the expired plan. The 1998 Global Stock Option Plan expired on April 1, 2000. As of September 30, 2003, a total of 7,933,653 shares of Lucent common stock were issuable upon the exercise of outstanding options granted under the expired plan. The 1996 Long Term Incentive Program expired on February 28, 2003. As of September 30, 2003, a total of 89,619,862 shares of Lucent common stock were issuable upon the exercise of outstanding options granted under the expired plan. The weighted average exercise price of those outstanding options granted under these three plans is $17.76 per share. No additional options may be granted under these expired plans.

(6) The table does not include information for equity compensation plans assumed by Lucent in connection with Lucent's separation from AT&T and subsequent mergers and acquisitions of the companies which originally established those plans. As of September 30, 2003, a total of 12,656,915 shares of Lucent common stock were issuable upon exercise of outstanding options granted under those assumed plans. The weighted average exercise price of those outstanding options is $13.84 per share. No additional options may be granted under those assumed plans.

The 1997 Plan

The 1997 Plan was adopted by the Board of Directors on December 18, 1996. The 1997 Plan did not require approval, and was not approved, by our shareowners. The 1997 Plan provides for the granting of nonqualified stock options and stock appreciation rights.

Options and stock appreciation rights may be granted under the 1997 Plan to any employee who is actively employed by Lucent or its subsidiaries. All option grants have an exercise price per share that is no less than the fair market value per share of Lucent common stock on the grant date and may have a term of no longer than ten years from grant date. The options generally vest and become exercisable in installments over the optionee's period of service with the company. The option vests on an accelerated basis in the event of a change in control of the company.

As of September 30, 2003, options covering 255,118,148 shares of Lucent common stock were outstanding under the 1997 Plan, 32,487,327 shares remained available for future option grants, and options covering 781,706 shares had been exercised during the fiscal year. No stock appreciation rights have been issued under the 1997 Plan. The 1997 Plan was amended to limit the number of stock options and other awards that could be granted after February 19, 2003 to an amount equal to the number of awards cancelled under the 1997 Plan, if any, due to expiration or forfeiture from February 19, 2003 through December 31, 2003. The 1997 Plan expires on December 31, 2003, thus no additional grants may be awarded under the 1997 Plan after that date.

The 1997 Plan is included as Exhibit 10(iii)(B) in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, filed with the Securities and Exchange Commission.

The Non-Employee Directors Plan

The Non-Employee Directors Plan was adopted by the Board of Directors on February 19, 1999. The Non-Employee Directors Plan did not require approval, and was not approved, by our shareowners. This plan seeks to encourage the highest level of director performance by providing directors with a proprietary interest in the company's performance and progress. Under the Non-Employee Directors Plan, non-employee directors must elect to receive between 50% and 100% of their annual retainer in Lucent common stock or an option to purchase Lucent common stock or a combination of stock and an option. As previously described on page 6, we have temporarily suspended the non-employee director's ability to elect to receive a portion of his or her retainer in the form of a stock option. Directors who are not current employees of Lucent or any of its subsidiaries receive an annual retainer of $100,000 and an option to purchase 5,000 shares of Lucent common stock. The compensation of directors under the Non-Employee Directors Plan is described in more detail in the section entitled "Compensation of Directors" on page 6. Options granted under the Non-Employee Directors Plan are fully vested and non-forfeitable on the grant date and become fully exercisable on the earliest of (i) six months after the grant date, (ii) the occurrence of a change in control, and (iii) the death of the director. The maximum number of shares that can be issued under the Non-Employee Directors Plan is 1,000,000.

EXECUTIVE COMPENSATION

REPORT OF THE CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

Our report covers the following topics:

- Role of the Corporate Governance and Compensation Committee
- Executive Compensation Guiding Principles
- Components of Our Compensation Program
- Stock Option Exchange Offer
- Compensation of the Chief Executive Officer

Role of the Corporate Governance and Compensation Committee

During fiscal 2003, our committee had two primary responsibilities. First, we oversaw the company's corporate governance principles and practices. Second, we set the company's compensation principles that serve to guide the design of compensation plans and programs applicable to employees at all levels of the organization. In discharging our role, we periodically conduct reviews of both corporate governance and compensation practices. We annually benchmark the ongoing competitiveness of the company's compensation programs in order to evaluate whether they are achieving the desired goals and objectives summarized in this report. We also review the performance of the senior leadership team and establish individual compensation levels for each member, having considered the advice of independent, outside consultants in determining whether the amounts and types of compensation the company pays its senior leaders are appropriate. The committee is composed entirely of independent, non-employee members of the Board of Directors. No former employees of the company serve on the committee.

Executive Compensation Guiding Principles

The goal of our compensation program is to attract, motivate and retain the highly talented individuals Lucent needs to design and deliver innovative products, services and solutions to our customers. The following principles influence the design and administration of our compensation program:

- **Compensation should be related to performance**

We believe that an employee's compensation should be tied not just to how the individual employee performs, but also to how well both the employee's team and the company perform against both financial and non-financial goals and objectives. When the company's performance is better than the objectives set for the performance period, employees should be paid more and when the company's performance does not meet one or more of the key objectives, any incentive award payment is at the committee's discretion.

- **Incentive compensation should be a greater part of total compensation for more senior positions**

The proportion of an employee's total compensation that varies with individual, team and company performance objectives should increase as the scope and level of the individual's business responsibilities increase. For example, of the maximum total compensation that could be awarded to the Chairman and Chief Executive Officer ("CEO"), approximately 90% is at risk and payable based on the achievement of short-term and long-term performance goals. The portion of total compensation that could be earned by all other officers of the company that is at risk and payable based on short-term and long-term performance goals ranges from 80% to 65%.

- **Incentive compensation should balance short- and long-term performance**

Through the design of our compensation program, we look to balance the focus of all employees on achieving strong short-term, or annual, results in a manner that will ensure the company's long-term viability and success. Therefore, to reinforce the importance of balancing these perspectives, our employees are regularly provided with both annual and long-term incentives. Participation in the long-term incentive programs increases at higher levels of responsibility as employees in these leadership roles have the greatest influence on the company's strategic direction and results over time.

- **Lucent employees should be provided with opportunities to own Lucent stock**

We provide our employees at all levels with various ways to become shareowners. Over time, we have made stock option grants to broad segments of employees and, through our current stock option program, provide for discretionary stock option grants to employees worldwide. In addition, we offer other programs that are intended to increase stock ownership among employees. These programs include a stock purchase plan which enables employees to purchase Lucent stock at a discount through payroll deductions, and 401(k) savings plans that allow U.S. employees to invest, on a voluntary basis, in company stock. Our goal in providing these opportunities is to align the interests of each employee with the interests of our shareowners. Effective fiscal year 2003, we have adopted stock ownership guidelines for officers of the company, a group consisting of approximately the top 30 senior leaders. These guidelines are discussed in further detail on page 41.

- **Compensation levels should be competitive**

To achieve the above goals, we review compensation survey data from several independent sources to ensure that our total compensation program is competitive. Companies selected for the survey are those with whom we compete for executive talent. We target overall (or total) executive compensation to deliver pay levels between the 50th and the 75th percentile of a comparison group of technology and other select large, global, public companies when we achieve a set of aggressive and challenging goals and objectives designed to increase shareowner value. This comparison group is used because the company's competitors for executive talent are not necessarily the same companies that are included in the indices used to compare shareowner returns (see Performance Graph, page 36) due to the fact that the company generally requires skills from a more varied set of backgrounds.

- **We seek to maximize the tax deductibility of compensation as appropriate**

It is also our goal to have most of the compensation paid to the company's chief executive officer and four other most highly compensated executive officers qualify as performance based and deductible for federal income tax purposes under Section 162(m) of the Internal Revenue Code. We have structured our compensation plans so that most amounts paid under those plans will be fully deductible. However, some of the compensation that we pay cannot be deducted. The compensation paid to executive officers that cannot be deducted includes salary, the value of perquisites and restricted stock unit awards, to the extent that the value of these compensation components exceeds $1 million. Based on the complexity of our business, and the rapidly changing nature of our industry, as well as the continued competitive market for outstanding leadership talent, we believe it is appropriate to provide that compensation, even though it is not fully tax-deductible.

Components of Our Compensation Program

The three primary and on-going components of our executive compensation program are: Base Salary, Annual Incentives and Long Term Incentives.

- **Base Salary**

We set base salaries for all officers at levels that are competitive with similar positions at other comparable companies. While we conduct surveys annually, we generally adjust salaries for those at more senior levels less frequently. Adjustments are made to recognize outstanding individual performance or if our surveys show a significant deviation versus market. This is in line with our philosophy that compensation above competitive levels should come primarily from the variable portion of the compensation package, especially for our senior leaders.

- **Annual Incentives**

We designed the annual component of incentive compensation to align officer pay with the annual performance of the company. At the start of each fiscal year, we establish the key performance measure or measures we believe require the special focus of our leadership, as well as employees generally, to move the business forward and create value for our shareowners. We then define a funding range around these key measures that will determine, as we assess management performance at the close of the year, whether and at what level annual incentive funding will be available.

When funding is available, the payment of awards to each employee covered under the plan is tied to their individual performance, as well as that of the overall Lucent team. The committee determines the assessment of individual and team performance at the end of the year. When we evaluate individual performance, we consider each leader's results against his or her objectives. These objectives include not only financial targets, but also other important goals such as customer satisfaction, employee engagement, shareowner value creation and operational performance. In addition, we assess each leader in terms of leadership and managerial ability, business knowledge, execution of Lucent's business plan and overall business strategy, and adherence to our values.

In 2003, the basis for funding annual incentives was the achievement of a range of operating income objectives. Since our 2003 results were within the operating income performance range established at the beginning of the year, annual incentive funding was made available for performance based awards to senior leaders and eligible employees at all levels.

- **Long Term Incentives**

The long-term incentive component of our executive total compensation program is provided in two forms, stock option grants and a three-year performance award. We generally make grants of stock options to executives once a year, typically in December at the same time options are granted to other eligible employees. These annual grants have an exercise price equal to the fair market value of a share on the day we grant the options. The option grants generally vest within four years and expire seven years from the date of the grant. Target grant guidelines are developed based on our market compensation benchmarking. Actual grants awarded to individuals are adjusted based on each officer's individual performance, retention considerations and other special circumstances.

The three-year performance award was introduced in fiscal year 2003 for those in leadership positions (approximately 1,100 employees). Under this new program, participants are eligible to receive a cash payment for the annual achievement of performance objectives over a three-year period. This new long-term plan is designed to focus the leadership team on driving both growth and continuous operational improvements that are critical to the future sustained success of the business.

- **Stock Ownership Guidelines**

Effective with the stock option grants awarded in December 2002 for fiscal 2003, our most senior leaders or officers (approximately the top 30 individuals) are required to retain shares of Lucent stock for one year following the exercise of an option grant that are equivalent to 100% of the net gain on the stock option exercise.

Stock Option Exchange Offer

The Stock Option Exchange Offer was a voluntary program that allowed eligible employees to exchange some or all of their eligible underwater stock options, that had generally been granted in February 2001 or earlier, for the opportunity to receive an option for a smaller number of shares at a current market price. Eligible employees were required to declare their election to participate in the program before May 23, 2002, at which time the options they elected to exchange were cancelled. In order for the company to avoid adverse accounting treatment, the new grant was awarded on November 25, 2002, six months and one day following the day the exchanged options were cancelled.

Even though many of the options employees elected to exchange were partially or fully vested, the new option grant was unvested and will not be fully vested until two and one-half years after the date of grant. Through the exchange ratios and grant terms, the program was designed to minimize shareowner dilution and reduced the number of stock options outstanding by approximately 90 million shares.

Members of the Board of Directors and those who were the company's named executive officers at the time the program was offered were not eligible to participate in this option exchange.

Compensation of the Chief Executive Officer

Ms. Russo was appointed the President and CEO of Lucent on January 6, 2002 and, on February 19, 2003, was appointed the Chairman and CEO. Ms. Russo is paid an annual base salary of $1,200,000 and is eligible for increases at the committee's discretion. For fiscal 2003, the committee had determined that Ms. Russo's annual base salary would remain at $1,200,000. She is also eligible for annual incentive awards at a target equal to 150% of her base salary if the performance goals established for the relevant year are met. For fiscal 2003, Ms. Russo received an annual incentive award of $2,000,000 in recognition of her leadership in driving the considerable progress the company achieved versus its goals in such critical areas as customer satisfaction, operational performance (e.g., gross margin improvement, cost and expense reduction, inventory management), strategic partnerships and alliances, and employee engagement. In addition, notwithstanding the continued challenges of our industry, the company achieved a critical milestone in posting a profit for the fourth quarter of the fiscal year. Working with her senior leadership team, Ms. Russo has also developed a five-year strategic plan for the company and undertaken several initiatives designed to drive business growth in existing markets and to expand business into new areas.

In addition, Ms. Russo is eligible for awards under the company's long-term incentive programs at the committee's discretion. For fiscal 2003, Ms. Russo received an option to purchase 2,500,000 shares of company stock. Like the option grants provided to all other employees, her options will vest over four years and have a seven-year term.

Ms. Russo was also granted a three-year long-term performance award, covering the fiscal 2003 through fiscal 2005 performance period, with a target value of $4,000,000 if performance criteria are met. Under the terms of the plan, payment will be earned based on Lucent's overall results in each year of the three-year performance period. In 2003, given the long-term impact to the company of improved operational results the basis for funding the performance award was the same range of operating income objectives that was used to determine funding under the company's annual incentive plan. Because our 2003 results were within the operating income performance range established at the beginning of the year, Ms. Russo has earned $1,245,333 against the first third of her $4,000,000 three-year long-term total target award opportunity. This payment, as well as any payments that may be earned based on Lucent's performance over the remaining two years of the award period (fiscal 2004 and fiscal 2005) will not be made to Ms. Russo until the conclusion of the performance period (after fiscal 2005).

Franklin A. Thomas (Chairman)
Robert E. Denham
Daniel S. Goldin
Edward E. Hagenlocker
Carla A. Hills
John A. Young

The following table sets forth certain information regarding the compensation earned by or awarded to our CEO during fiscal 2003 and our four other most highly compensated executive officers at the end of 2003 (the "Named Executive Officers") in combined salary and bonus earned in 2003, as well as amounts earned by or awarded to such individuals in their capacities as executive officers, if any, during 2002 and 2001. The "Bonus" column, as described in detail below and required by SEC rules, combines the annual incentive award for fiscal 2003 with the first year of the 2003–2005 long-term incentive award program.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary (1)($)	Bonus (2)($)	Other Annual Compensation (3)($)	Restricted Stock Award(s) (4)($)	Securities Underlying Options (5)(#)	LTIP Payouts ($)	All Other Compensation (6)($)
Patricia F. Russo	2003	1,200,000	3,245,333(2)	35,949	—	2,500,000	—	5,260
Chairman and Chief Executive Officer	2002	887,692	1,800,000	528,607	11,005,000	5,369,963	—	54,596
Frank A. D'Amelio	2003	600,000	1,463,667(2)	53,471	—	1,750,000	—	1,505,260
Executive Vice President	2002	550,000	—	136,584	—	—	—	1,510,846
and Chief Financial Officer	2001	478,750	—	54,811	3,220,000	2,052,879	—	6,495
William T. O'Shea	2003	700,000	1,238,463(2)	708	—	700,000	—	5,260
President, Bell Labs and	2002	700,000	—	73,585	3,680,000	567,050	—	3,089,058
Executive Vice President, Corporate Strategy and Marketing	2001	541,667	—	89,158	2,700,000	2,800,227	—	8,278
Janet G. Davidson *President, Integrated Network Solutions*	2003	550,000	1,160,833(2)	1,097	—	1,955,862	—	1,255,260
James K. Brewington *President, Mobility Solutions*	2003	550,000	1,104,833(2)	22,312	—	2,383,441	—	755,260

(1) Ms. Russo's salary is $1,200,000 annually, and it became effective upon her appointment as President and Chief Executive Officer on January 6, 2002. The 2003 salary of Mr. D'Amelio reflects an increase that was awarded in the latter half of 2002 to recognize his expanded role and level of responsibility.

(2) The bonus column for fiscal 2003 is comprised of two components. The first component is the annual incentive award payable in December 2003. The second component is the portion of the three-year performance award, covering the fiscal 2003 through fiscal 2005 performance period, that has been earned based on the company's fiscal 2003 results. This award program is discussed in further detail in the Compensation Committee Report, under the subheading "Components of Our Compensation Program — Long Term Incentives." This award is reported in the Bonus column of the Summary Compensation Table as required by SEC rules, but is considered by the company as a component of the company's long-term incentive program, as disclosed in the company's 2003 and current proxy statements. This portion of the three-year performance award, as well as any portion of the award that may be earned based on the company's fiscal 2004 and 2005 results, will not be paid until the conclusion of the performance period (after September 30, 2005). This award is not included in determining benefits under any Company programs or plans. The entire award is forfeited if the Named Executive Officer terminates employment on or before September 30, 2005, except in the case of retirement, death, or disability.

The following is the amount of the 2003 annual incentive award and the 2003 portion of the three-year performance award covering the 2003-2005 performance period for each of the Named Executive Officers:

Name	2003 Annual Incentive Award	2003 Portion of Three-Year Performance Award	
		Amount	Payable
Patricia F. Russo	$2,000,000	$1,245,333	December 2005
Frank A. D'Amelio	$ 841,000	$ 622,667	December 2005
William T. O'Shea	$ 745,000	$ 493,463	December 2005
Janet G. Davidson	$ 616,000	$ 544,833	December 2005
James K. Brewington	$ 560,000	$ 544,833	December 2005

(3) Includes (a) payments of above-market interest on deferred compensation, (b) tax reimbursement payments and (c) certain fringe benefits. In fiscal 2003, Mr. D'Amelio received car allowance payments totaling $16,800, a financial counseling allowance of $15,000, and tax reimbursement for certain fringe benefits in the amount of $9,416.

(4) Dividend equivalents have been paid in cash by Lucent for restricted stock units granted prior to fiscal 2000. Dividend equivalent payments were subsequently eliminated with the last payment made in the quarter ending March 31, 2001. Based on the closing price of Lucent stock on the New York Stock Exchange on September 30, 2003, the aggregate number of shares and value of all restricted stock units on such date were 1,616,093 shares valued at $3,490,761 for Ms. Russo; 164,610 shares valued at $355,558 for Mr. D'Amelio; 340,230 shares valued at $734,897 for Mr. O'Shea; 198,468 shares valued at $428,691 for Ms. Davidson and 232,739 shares valued at $502,716 for Mr. Brewington.

(5) Awards granted in fiscal 2003 for Ms. Davidson and Mr. Brewington include grants awarded as part of the Stock Option Exchange Offer that allowed eligible employees (those who were named executive officers of the company at the time of the offer were not eligible; Ms. Davidson and Mr. Brewington were not named executive officers at that time) the opportunity to voluntarily exchange eligible outstanding stock options. In exchange for these options, a smaller grant was made to employees who chose to participate. The shares were granted on November 25, 2002 at $1.78 per share. Under this program, Ms. Davidson was granted 1,305,862 options, and Mr. Brewington was granted 1,733,441 options.

(6) Cash retention payments were approved in fiscal 2001 and were paid 100% to Mr. O'Shea in fiscal 2002, and 50% in February 2002 and 50% in December 2002 to Messrs. D'Amelio and Brewington and Ms. Davidson. Mr. D'Amelio was paid $3,000,000, Ms. Davidson was paid $2,500,000, and Mr. Brewington was paid $1,500,000. The amounts shown for fiscal 2003 include the portion paid in December 2002. These cash retention payments are discussed more fully under "Other Arrangements" on page 49. The amounts shown for fiscal 2003 also include company contributions of $5,260 to the savings plan for each Named Executive Officer. The amounts shown do not include premiums for the split-dollar policies projected on an actuarial basis, as shown in prior years. The company has terminated the split-dollar arrangements for almost all of the executives and officers of the company, which affects each of the Named Executive Officers. Due to this change, no premium payments were made in fiscal 2003. These employees' policies are being converted to individually owned policies, for which the company will pay the minimum annual premium. Going forward, to the extent a Named Executive Officer continues his or her policy each year, the minimum premium payments will be made by the company and reported in this column. In Ms. Russo's case, she had an additional split-dollar policy, which she had decided to continue on her own.

The following table sets forth certain information with respect to stock option grants made to the Named Executive Officers during 2003 and/or related to 2003 performance under the Lucent Technologies 1996 Long-Term Incentive Plan and the Lucent Technologies Inc. 2003 Long-Term Incentive Plan. No stock appreciation rights were granted during 2003.

Option Grants in Last Fiscal Year

	Individual Grants(1)				
Name	**Number of Securities Underlying Options Granted (#)**	**% of Total Options Granted to Employees in Fiscal Year (4)**	**Exercise Price ($/Sh)**	**Expiration Date**	**Grant Date Present Value ($)**
Patricia F. Russo	2,500,000	1.54%	$1.42	12/15/2009	$2,140,000(2)
Frank A. D'Amelio.	1,750,000	1.08%	$1.42	12/15/2009	$1,498,000(2)
William T. O'Shea.	700,000	0.43%	$1.42	12/15/2009	$599,200(2)
Janet G. Davidson	1,305,862	0.80%	$1.78	11/24/2007	$3,064,858(3)
	650,000	0.40%	$1.42	12/15/2009	$556,400(2)
James K. Brewington	1,733,441	1.07%	$1.78	11/24/2007	$4,068,386(3)
	650,000	0.40%	$1.42	12/15/2009	$556,400(2)

(1) In accordance with SEC rules, we have used the Black-Scholes option pricing model to estimate the grant date present value of the options set forth in this table. Our use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The real value of the options in this table depends upon the actual changes in the market price of Lucent's common stock during the applicable period.

(2) This option vests within 4 years from the grant date. We made the following assumptions when calculating the grant date present value: the option will be exercised after 3 years, volatility of 95.04%, annual dividend yield of 0% and an interest rate of 2.24%.

(3) This option was granted under the Stock Option Exchange Offer and is valued as of the offer date. This option vests within 2.5 years from the grant date. We made the following assumptions when calculating the grant date present value: the option will be exercised after 2.5 years, volatility of 79.34%, annual dividend yield of 0% and an interest rate of 3.59%.

(4) The percentages shown for these option grants, except for grants made under the Stock Option Exchange Offer to Ms. Davidson and Mr. Brewington, are disproportionately low because the total options granted to employees includes 110,640,119 options granted under the Exchange Offer. Excluding these exchange grants from the total options granted, the percentages in the table above would have been as follows: Ms. Russo 4.83%, Mr. D'Amelio 3.38%, Mr. O'Shea 1.35%, Mr. Brewington 1.26% and Ms. Davidson 1.26%.

The following table sets forth information regarding options held by the Named Executive Officers at September 30, 2003.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End ($) Exercisable/ Unexercisable
Patricia F. Russo	—	—	3,801,012/ 7,877,887	0/ $1,850,000
Frank A. D'Amelio	—	—	1,906,121/ 2,590,752	0/ $1,295,000
William T. O'Shea	—	—	5,806,905/ 1,040,230	0/ $518,000
Janet G. Davidson	—	—	527,635/ 1,789,199	$99,245 $877,982
James K. Brewington	—	—	1,058,805/ 2,131,262	$131,741 $1,007,966

Three-Year Performance Award Program

This table illustrates the target cash awards under the three-year performance award program for the Named Executive Officers. These awards are earned over the three-year performance period based on the achievement of specific financial targets or other performance objectives, as established by the Compensation Committee at the beginning of each fiscal year of the three-year award period. The amount of the award that may be earned can range from 0% to 200% of the total target award opportunity. At the conclusion of the three-year performance period, the total award earned (if any) is paid in cash, provided participants continue to be actively employed by the Company or meet certain other eligibility requirements. The amount earned for 2003 is reflected below and is included in the amounts set forth in the Bonus column of the Summary Compensation Table.

Name	Performance Period	Total Target Three-Year Award Opportunity	Portion Earned To Date	Payable
Patricia F. Russo	2003–2005	$4,000,000	$1,245,333	December 2005
Frank A. D'Amelio	2003–2005	$2,000,000	$ 622,667	December 2005
William T. O'Shea	2003–2005	$1,585,000	$ 493,463	December 2005
Janet G. Davidson	2003–2005	$1,750,000	$ 544,833	December 2005
James K. Brewington	2003–2005	$1,750,000	$ 544,833	December 2005

Pension Plans

We have a noncontributory pension plan, the Lucent Retirement Income Plan, which covers most management employees, including our executive officers. Two programs are available under this plan: the Service Based Program and the Account Balance Program.

The Service Based Program generally covers most management employees hired prior to January 1, 1999. Pensions provided under this program are computed on an adjusted career average pay basis. A participant's adjusted career average pay is equal to 1.4% of the sum of the individual's (a) average annual pay for the five years ending December 31, 1998 (excluding the annual incentive award paid in December 1997) times the number of years of service prior to January 1, 1999, (b) pay subsequent to December 31, 1998, and (c) annual incentive award paid in December 1997. Average annual pay used in the Service Based Program includes base salary and annual incentive awards.

The Account Balance Program generally covers management employees hired on or after January 1, 1999. Under this program, the company establishes an account for each participating employee and makes annual contributions to that account based on the employee's age, salary and annual incentive award, in accordance with the following schedule:

Age	Contributions as a percent of salary and annual incentive award
less than 30	3.00%
30 – less than 35	3.75%
35 – less than 40	4.50%
40 – less than 45	5.50%
45 – less than 50	6.75%
50 – less than 55	8.25%
55+	10.00%

In addition, interest is credited on the last day of the year.

Federal laws place limitations on compensation amounts that may be included under the pension plan. In 2003, up to $200,000 in eligible base salary and annual incentive award could be included in the calculation under this plan. Pension benefits applicable to compensation amounts that are within federal limitations are funded by a pension trust that is separate from the general assets of the company. Pension benefits applicable to compensation that exceeds federal limitations are paid under the company's supplemental pension plan, which is described later in this section, and are funded from the company's general assets.

The normal retirement age under this plan is 65; however, employees who are at least age 50 with at least 15 years of service can retire with reduced benefits under the Service Based Program. If an employee's age (which must be at least 50) plus service, when added together, is equal to or greater than 75 years, the employee may retire with unreduced pension benefits. A reduction in pension benefits equal to 3% is made for each year age plus service is less than 75. Once vested, normally after five years of service, an employee participating in the Account Balance Program is entitled to those vested amounts when he or she leaves the company.

Compensation and benefit amounts that exceed the applicable federal limitations are paid under the company's supplemental pension plan, the Lucent Supplemental Pension Plan. This plan is a noncontributory plan and has the same two programs and uses the same adjusted career average pay formula and eligibility rules as the Lucent Retirement Income Plan. The company pays all benefits under this plan from its general assets.

The supplemental pension plan also provides executive officers with minimum pensions. Eligible retired executive officers and surviving spouses may receive an annual minimum pension equal to 15% of the sum of final base salary plus annual incentive awards. This minimum pension will be offset by pensions under the management and supplemental pension plans. We have eliminated this 15% minimum benefit for new officers.

The estimated total annual pension payable to Ms. Russo, Mr. D'Amelio, Mr. O'Shea, Ms. Davidson, and Mr. Brewington if they continue in their current positions and retire at age 65, is $947,256; $566,972; $632,134; $480,520; and $396,422; respectively. These amounts assume these individuals select a straight life annuity, which provides no ongoing pension benefit to a surviving spouse following the death of the retired employee. Other optional forms of payment may be selected that do provide continuing survivor benefits and that subject the pension amount to a corresponding actuarial reduction. Ms. Russo is also eligible for a special pension arrangement under the terms of her employment agreement. This is detailed below in the section entitled "Executive Agreements and Other Relationships."

Certain of our non-qualified executive benefit plans will be supported by a benefits protection grantor trust, the assets of which are subject to the claims of the company's creditors. In the event of a Change in Control or Potential Change in Control of the company (as such terms are defined in the applicable plans), certain additional funds might be required to be contributed to such trust to support benefits under such plans.

Executive Agreements and Other Relationships

Ms. Russo. Upon her appointment as President and CEO in January 2002, we entered into an agreement with Ms. Patricia F. Russo that set out our understanding with her on a number of subjects. The agreement provides that we will pay Ms. Russo a salary that will be no less than $1,200,000 per year and a target annual incentive award equal to 150% of her base salary. The annual incentive award, restricted stock units and stock options awarded to Ms. Russo for 2002 were pursuant to this agreement.

The agreement provides a minimum annual pension of $740,000, provided Ms. Russo remains employed with Lucent for five years. The difference, if any, between this amount and the pension amount Ms. Russo receives under the terms of the company's standard pension plan is considered the "Incremental Pension." If, at the time of Ms. Russo's retirement, her annual pension benefit under Lucent's standard pension plan exceeds $740,000, no Incremental Pension payments will be made.

The agreement also provides Ms. Russo with severance benefits that would be payable to Ms. Russo in the event Lucent terminates her employment for any reason other than for cause or if she chooses to leave the company with Good Reason. "Good Reason" means there has been a material diminution in her salary, target annual incentive award or job responsibilities, a change in reporting structure so that Ms. Russo no longer reports to the Board of Directors, the Board's removal of Ms. Russo as Chairman and Chief Executive Officer, or a failure by the company to have a successor to all or substantially all its assets and liabilities and assume the company's obligations. If any of these events occur, Ms. Russo will be entitled to the following, regardless of when the event occurs:

- partial to full vesting of portions of the stock option and restricted stock unit awards Ms. Russo received at the time of her hiring, and the options, to the extent not previously exercised, will remain exercisable until the end of their originally scheduled terms;
- eligibility for benefits under the Officer Severance Policy; and
- the applicable portion of the Incremental Pension.

In order to receive any of these severance benefits, Ms. Russo would have to sign a release and an agreement not to sue the company.

Other terms of Ms. Russo's agreement have been previously disclosed.

Other Arrangements

We recognized at the beginning of fiscal 2001 that it would take significant commitment, dedication, and effort to work through a difficult time for Lucent with focus and speed. We knew that it was important to have the right leadership with the knowledge and capabilities required to execute our turnaround with a sense of urgency. To ensure that highly qualified key members of management would stay to see this work through despite considerable personal uncertainty, we developed (1) severance protection arrangements and (2) retention payments for selected officers.

As to severance protection, the executive officers who are eligible for the severance coverage are provided two years of base salary and target annual incentive awards if their employment is terminated by the company for reasons other than cause. During this two-year period, they will also continue to receive benefit coverage and equity vesting. Such coverage has been provided to Ms. Russo and to Mr. D'Amelio, Mr. O'Shea, Ms. Davidson, and Mr. Brewington, among others.

In addition to severance protection, special retention award arrangements were put in place in fiscal 2001 to ensure continuity of leadership into fiscal 2003 as the company continued its critical restructuring work. Selected officers, including Messrs. D'Amelio and Brewington and Ms. Davidson, received a cash retention payment that was paid in two parts: 50% in February 2002 and 50% in December 2002, assuming continued employment with the company or involuntary termination without cause. In Mr. D'Amelio's case, a payment of $1,500,000 was made on February 1, 2002, and the remaining $1,500,000 was paid on December 1, 2002. In Ms. Davidson's case, a payment of $1,250,000 was made on February 1, 2002, and the remaining $1,250,000 was paid on December 1, 2002. In Mr. Brewington's case, a payment of $750,000 was made on February 1, 2002, and the remaining $750,000 was paid on December 1, 2002.

Mr. O'Shea received a retention payment of $3,080,000 in fiscal 2002, at the time Ms. Russo was appointed Chief Executive Officer, as well as full vesting of his then current outstanding stock options and certain restricted stock units.

OTHER MATTERS

Whether or not you plan to attend the meeting, please vote your shares over the Internet or by telephone, or please mark, sign, date and promptly return the proxy card sent to you in the envelope provided. No postage is required for mailing in the United States.

You can obtain a transcript of the meeting by writing to Shareowner Meeting Transcript Requests, 600 Mountain Avenue, Room 3C-515, Murray Hill, New Jersey 07974.

Patricia F. Russo
Chairman and Chief
Executive Officer

December 22, 2003

EXHIBIT A

LUCENT TECHNOLOGIES INC.
AUDIT COMMITTEE CHARTER
OF THE AUDIT AND FINANCE COMMITTEE
OF THE BOARD OF DIRECTORS

Purpose

1.1 The Audit and Finance Committee is appointed by the Board of Directors of the company to assist the Board in fulfilling its oversight responsibilities.

1.2 The committee's primary audit committee duties and responsibilities are to monitor, review and initiate changes, as the committee deems appropriate, with respect to:

- The adequacy of the company's internal controls and financial reporting process and the reliability of the company's financial reports to the public.
- The qualifications, independence and performance of the company's internal auditors and the company's external independent auditor ("Independent Auditor").
- The company's compliance with legal and regulatory requirements for financial reporting and related matters.

1.3 The committee shall also assist the Board in providing oversight as to the company's financial and related activities, including capital market transactions and risk management.

Membership

2.1 The committee shall be comprised of not less than three members of the Board, all of whom must be "independent" in accordance with the requirements of the Securities and Exchange Commission ("SEC") and other applicable laws. Specifically: (i) no committee member may accept consulting, advisory or compensatory fees from the company or a subsidiary or affiliate of the company, other than in his or her capacity as a member of the Board or committee of the Board of the company; and (ii) no committee member may be an affiliated person of the company or subsidiary or affiliate of the company apart from his or her role as a member of the Board of the company or subsidiary or affiliate of the company.

2.2 All members of the committee shall meet the independence requirements of the New York Stock Exchange as interpreted by the Board in its business judgment.

2.3 Each committee member shall be financially literate, as required by the New York Stock Exchange and determined by the Board in its business judgment, or shall become financially literate within a reasonable period of time after appointment to the committee.

2.4 At least one member of the committee shall have accounting or related financial management expertise, as required by the New York Stock Exchange and determined by the Board in its business judgment.

2.5 The Board and the company shall use diligent efforts to have at least one committee member who meets the criteria of an "audit committee financial expert" as prescribed by SEC rules.

Committee Meetings

3.1 The committee shall hold meetings at least quarterly each fiscal year, and at any additional times as either the Board or committee deems necessary.

3.2 The committee may request that members of management and/or the Independent Auditor be present as needed.

3.3 Quarterly, the committee shall meet, in separate private sessions, with each of (i) the company's chief financial officer, (ii) the company's senior internal auditing executive, and (iii) the Independent Auditor to discuss any matters which the committee or these groups believe should be discussed privately with the committee.

3.4 Minutes of each meeting will be kept and distributed to the entire Board, other than the private sessions described in paragraph 3.3.

3.5 The presence of a majority of committee members at any meeting shall constitute a quorum.

Authority and Responsibilities as to Independent Auditor

4.1 The committee has the following authority and responsibilities with respect to the Independent Auditor:

a. The committee shall be directly responsible for the appointment, compensation and oversight of the Independent Auditor, and the Independent Auditor shall report directly to the committee.

b. The committee shall evaluate the performance of the Independent Auditor and, if so determined by the committee, replace the Independent Auditor. The committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Independent Auditor.

c. The committee will pre-approve all auditing services and all permitted non-audit services, or any other relationship with, the Independent Auditor (including the fees and terms thereof). The committee may delegate to one or more committee members the authority to grant pre-approvals for audit and permitted non-audit services to be performed for the company or its affiliates by the Independent Auditor.

d. The committee will establish and promote open and timely communications between the committee and the Independent Auditor, particularly in situations when the Independent Auditor identifies a significant problem which it believes is not being adequately addressed by management.

e. The committee shall attempt to resolve any disagreements between management and the Independent Auditor.

4.2 The committee shall undertake the following with respect to the Independent Auditor's independence:

a. Ensure that the Independent Auditor submits annually a formal written statement including the written disclosures required by Independence Standards Board Standard No. 1 delineating all relationships between the Independent Auditor and the company, including whether any of the company's senior finance personnel were recently employed by the Independent Auditor.

b. Actively engage in a dialogue with the Independent Auditor with respect to any relationships or services that may impact the objectivity and independence of the Independent Auditor.

c. Take appropriate action in response to the Independent Auditor's statement to satisfy itself of the Independent Auditor's independence.

d. Review and approve, at least annually, management's guidelines for any hiring of employees of the Independent Auditor who were involved in the company's audit.

e. Discuss with the Independent Auditor any other matters and take any appropriate action to ensure the independence of the Independent Auditor.

f. Obtain and review a statement prepared by the Independent Auditor at least annually describing the Independent Auditor's internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the Independent Auditor, or any inquiry or investigation by government or professional authorities within the preceding five years related to independent audits performed by the Independent Auditor.

Responsibilities — Audit

5.1 The committee shall review and discuss with management the audited financial statements of the company and the results of the year-end audit by the Independent Auditor and internal auditing, including any significant problems encountered.

5.2 The committee shall discuss with the Independent Auditor the matters the Independent Auditor determines are required to be discussed by Statement on Auditing Standards No. 61, including significant accounting policies and management judgments and accounting estimates.

5.3 The committee shall discuss with management and the Independent Auditor alternative accounting methods that may be acceptable under GAAP. In addition, the committee shall also discuss with management and the Independent Auditor the effect of regulatory and accounting initiatives and any off-balance sheet structures.

5.4 The committee shall discuss with management the company's and its subsidiary and foreign affiliated entities' compliance with applicable legal requirements and the company's Code of Conduct including disclosures of insider and related party transactions, and the committee shall ask the Independent Auditor to comment on these matters as appropriate.

5.5 The committee shall review with management and the Independent Auditor any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the company's financial statements or accounting policies or practices.

5.6 The committee shall review with the Independent Auditor the scope and approach of the annual audit plan.

5.7 Based on the review and discussions with management and the Independent Auditor referred to in paragraphs 4.2 and 5.1 to 5.6 above, the committee will advise the Board of Directors whether it recommends that the audited financial statements be included in the company's annual report on Form 10-K.

5.8 The committee or the Chairman of the committee shall discuss with management and the company's Independent Auditor any matters the Independent Auditor determines are required to be discussed by Statement on Auditing Standards No. 71 regarding the interim quarterly financial statements prior to filing the Form 10-Q with the Securities and Exchange Commission.

5.9 The committee will review management's assessment of the effectiveness of internal controls as of the most recent fiscal year and the Independent Auditor's report on management's assessment and discuss the assessment and report with management and the Independent Auditor as appropriate.

Responsibilities — Internal Controls

6.1 The committee shall discuss with management and the Independent Auditor:

a. The adequacy of the company's internal controls over financial reporting and the financial reporting process.

b. The status of internal control recommendations made by the Independent Auditor and internal auditing.

c. The adequacy of the process employed for the certification by the company's chief executive officer and chief financial officer of reports or financial statement filed with the SEC.

6.2 The committee shall discuss with internal auditing the overall scope and plans for their internal audits, the adequacy of staffing and coordination of the scope with the Independent Auditor.

6.3 The committee shall periodically receive reports from and discuss with the company's general counsel the adequacy of the policies and practices of the company related to compliance with key regulatory requirements, conflicts of interest and ethical conduct, including any potential or actual conflicts of interest involving directors or officers of the company.

Responsibilities — Other Control Matters

7.1 The committee shall periodically receive reports from and discuss with the company's general counsel any material government investigations, litigation or legal matters.

7.2 The committee shall review the appointment and replacement of the company's senior internal auditing executive.

7.3 The committee shall establish procedures for:

a. The receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters; and

b. The confidential, anonymous submission of concerns by employees regarding questionable accounting or auditing matters.

7.4 The committee will review and discuss with management the company's earnings press releases and other financial guidance provided to the public.

7.5 The committee will discuss with management, including the company's internal audit executive, and the Independent Auditor the company's significant risks and assess the actions management has taken to mitigate the potential exposures associated with each risk.

Other Responsibilities and Authority

8.1 The committee shall:

a. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

b. Perform an annual review and self-assessment of the committee's performance, including a review of the committee's compliance with this Charter.

c. Prepare the report required by the rules of the SEC to be included in the company's annual report or proxy statement.

8.2 The company shall provide to the committee appropriate funding, as determined by the committee, for the payment of:

a. Fees to the Independent Auditor for preparing and issuing its audit report and performing audit, review or attest services for the company;

b. Compensation for advisers engaged by the committee; and

c. Administrative expenses of the committee.

8.3 The committee shall have the authority, in its discretion, to conduct investigations and engage, at the company's expense, independent counsel, accounting or other advisers as the committee determines necessary or appropriate to carry out its duties.

EXHIBIT B

Lucent Technologies Inc.
Audit and Non-Audit Services Pre-Approval Policy

I. Purpose of Policy

Under the Sarbanes-Oxley Act of 2002 (the "Act"), and the rules of the Securities and Exchange Commission (the "SEC"), the Audit and Finance Committee (the "Audit Committee") of the Company's Board of Directors is responsible for the appointment, compensation and oversight of the work of the independent auditor.

The purpose of the provisions of the Act and the SEC rules for the Audit Committee role in retaining the independent auditor is twofold. First, the authority and responsibility for the appointment, compensation and oversight of the auditor should be with directors who are independent of management. Second, any non-audit work performed by the auditor should be reviewed and approved by these independent directors to ensure that any non-audit services performed by the auditor do not impair the independence of the independent auditor.

To implement the provisions of the Act, the SEC has issued rules specifying the types of services that an independent auditor may not provide to its audit client and governing the Audit Committee's administration of the engagement of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the Company's independent auditor in order to assure that they do not impair the auditor's independence. Accordingly, the Audit Committee is adopting this Audit and Non-Audit Services Pre-Approval Policy (the "Policy"), which sets forth the procedures and the conditions pursuant to which services to be performed by the independent auditor are to be pre-approved.

II. Statement of Principles

A. Prohibited Services

The Audit Committee will not approve nor will the Company's independent auditor perform for the Company any services that constitute Prohibited Activities as defined by the Act or by regulations promulgated by the SEC. These prohibited activities include:

(1) bookkeeping or other services related to the accounting records or financial statements of the audit client;

(2) financial information systems design and implementation;

(3) appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

(4) actuarial services;

(5) internal audit outsourcing services;

(6) management functions or human resources;

(7) broker or dealer, investment adviser, or investment banking services;

(8) legal services and expert services unrelated to the audit; and

(9) any other service that the Public Company Accounting Oversight Board determines, by regulation, is impermissible.

B. Non-Prohibited Services

The SEC's rules establish two different approaches to pre-approving non-prohibited services. Proposed non-prohibited services may be pre-approved either by the Audit Committee agreeing to a general framework with descriptions of allowable services ("general pre-approval") or by the Audit Committee pre-approving specific services ("specific pre-approval"). The Company's Audit Committee believes that the combination of these two approaches will result in an effective and efficient procedure to pre-approve services that may be performed by the independent auditor. As set forth in this Policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent auditor.

III. Services Subject to General Pre-approval

A. Audit Services

The annual audit services engagement scope and terms will be subject to the general pre-approval of the Audit Committee. Audit services include the annual financial statement audit (including required quarterly reviews) and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company's consolidated financial statements. Audit services also include the attestation engagement for the independent auditor's report on management's assertion on internal controls for financial reporting. The Audit Committee will monitor the audit services engagement throughout the year and will also approve, if necessary, any changes in terms and conditions resulting from changes in audit scope, Company structure or other items. The Audit Committee will request that the audit engagement letter with the independent auditor be addressed to the Chairman of the Audit Committee and that the Chairman of the Audit Committee execute the engagement letter on behalf of the Company.

B. Audit-Related Services

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements (e.g., research and consultation regarding accounting and financial reporting transactions). Because the Audit Committee believes that the provision of audit-related services does not impair the independence of the auditor and is consistent with the SEC's rules on auditor independence, the Audit Committee will grant general pre-approval to audit-related services.

C. International Assignee Administration and Tax Services

The independent auditor can provide international assignee administration and tax services, such as tax compliance, tax planning, tax advice, and expatriate support services to the Company's expatriate population without impairing the auditor's independence. Hence, the Audit Committee will grant general pre-approval to international assignee administration and tax services that have historically been provided by the auditor, that the Audit Committee has reviewed and believes would not impair the independence of the auditor, and that are consistent with the SEC's rules on auditor independence.

D. Non-U.S. Income Tax Compliance Services

The independent auditor can provide non-U.S. income tax compliance services to the Company without impairing the auditor's independence. Hence, the Audit Committee will grant general pre-approval to the tax compliance services that have been historically provided by the auditor, that the Audit Committee has reviewed and believes will not impair the independence of the auditor, and that are consistent with the SEC's rules on auditor independence.

E. Pension and Benefit Plan Consulting and Compliance Services

The independent auditor can provide pension and benefit plan consulting and compliance services to the Company without impairing the auditor's independence. Hence, the Audit Committee will grant general pre-approval to the pension and benefit plan consulting and compliance services that have been historically provided by the auditor, that the Audit Committee has reviewed and believes will not impair the independence of the auditor, and that are consistent with the SEC's rules on auditor independence.

IV. Services Subject to Specific Pre-approval

A. Preparation of Statutory Accounts and Tax Planning Services

The Audit Committee believes that there exists the potential for impairment of auditor independence or for an overlap with prohibited services for certain tax planning services and for the preparation of non-U.S. statutory accounts. Accordingly, specific pre-approval will be required for these services in order for the Audit Committee to have an opportunity to review the scope of work to be provided by the auditor in connection with these services.

B. All Other Services

All other services not described in III. above are subject to specific pre-approval and engagement by the Audit Committee.

V. Procedures

The procedures the Audit Committee will employ in implementing this policy are as follows:

A. In advance of the October Audit Committee meeting each year, the Chief Financial Officer and the independent auditor shall jointly submit to the Audit Committee a schedule of audit, audit-related, tax and other non-audit services that are subject to general pre-approval. This schedule will be in the format contained in Exhibit 1 of this policy.

B. The Audit Committee will review and approve the types of services and review the projected fees for the next fiscal year at its regularly scheduled October meeting. The fee amounts on the schedule will be updated as necessary at any subsequent Audit Committee meetings. Additional pre-approval will be required if actual fees for a service are expected to exceed 10% of the originally pre-approved amount. This additional pre-approval should be obtained in the same manner as a specific pre-approval described below.

C. If, subsequent to the general pre-approval of scheduled services by the Audit Committee, the Company would like to engage the independent auditor to perform a service not included on the general pre-approval schedule, a request should be submitted to the General Counsel and the Vice President of Internal Audit. If they determine that the service can be performed without impairing the independence of the auditor, then a discussion and approval of the service will be included on the agenda for the next regularly scheduled Audit Committee meeting. If the timing for the service needs to commence before the next Audit Committee meeting, the chairman of the Audit Committee, or any other member of the Audit Committee designated by the Audit Committee, can provide specific pre-approval.

D. Approval by the Audit Committee for the auditor to perform any non-audit service does not require that management engage the Company's independent auditor to perform those services. Company's management may engage other third parties to perform non-audit services for which the Audit Committee has given pre-approval to be performed by the independent auditor.

E. Once the Audit Committee has given pre-approval for services to be performed by the independent auditor, the appropriate Company management may engage the auditor and execute any necessary document for the performance of non-audit services within the scope of the pre-approval.

VI. Delegation

As provided in the Act and the SEC's rules, the Audit Committee may delegate either type of pre-approval authority to its chairperson or any other Audit Committee member or members. The member to whom such authority is delegated should report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next meeting. The Audit Committee will not delegate to management the Audit Committee's responsibilities to pre-approve services performed by the independent auditor.

Exhibits and Attachments omitted.

EXHIBIT C

CERTIFICATE OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LUCENT TECHNOLOGIES INC.

The Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on April 1, 1996, is hereby amended by

(i) deleting Section 1 of Article VII thereof in its entirety and by substituting in lieu thereof, the following:

Except as otherwise fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of the Directors of the Corporation shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board (but shall not be less than three). Subject to the provisions of this Section 1 set forth below, the Directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1997, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1998, and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1999, with each class to hold office until its successor is duly elected and qualified. At each succeeding annual meeting of stockholders~~, directors~~ until the annual meeting of stockholders to be held in 2005, Directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor shall have been duly elected and qualified. The terms of office of all Directors who are in office immediately prior to the closing of the polls for the election of Directors at the 2005 annual meeting of stockholders of the Corporation shall expire at such time. At each annual meeting of stockholders beginning with the 2005 annual meeting of stockholders of the Corporation, the Directors shall not be classified, and the Directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, shall be elected by the holders of Voting Stock and shall hold office until the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

(ii) deleting Section 4 of Article VII thereof in its entirety and by substituting in lieu thereof, the following:

Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, any Director in office prior to the election of Directors at the 2005 annual meeting of stockholders of the Corporation may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all Voting Stock then outstanding, voting together as a single class. From and after the election of Directors at the 2005 annual meeting of stockholders of the Corporation and subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, Directors may be removed from office, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all Voting Stock then outstanding, voting together as a single class.

EXHIBIT D

LUCENT TECHNOLOGIES INC. 2004 EQUITY COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

SECTION 1. *ESTABLISHMENT AND PURPOSE.* Lucent Technologies Inc., a Delaware corporation (the "Company"), hereby establishes the Lucent Technologies Inc. 2004 Equity Compensation Plan For Non-Employee Directors (the "Plan") effective as of February 18, 2004, subject to the Plan having been approved by the shareowners of the Company on or prior to that date.

The purposes of the Plan are to (a) enable the Company to attract and retain qualified persons to serve as directors; (b) to enhance the equity interest of directors in the Company; and (c) to solidify the common interests of the Company's directors and shareowners in enhancing the value of the Company's common stock. The Plan seeks to encourage the highest level of director performance by providing directors with a proprietary interest in the Company's performance and progress.

SECTION 2. *EFFECTIVE DATE AND TERM OF THE PLAN.* The Plan shall become effective on February 18, 2004, subject to its approval by the Company's shareowners. The Plan shall remain in effect until the earlier of: (i) the date that no additional Shares are available for issuance under the Plan; (ii) the date that the Plan has been terminated in accordance with Section 11; or (iii) the close of business on March 31, 2009. Upon the Plan becoming effective, the Plan shall supersede and replace the Lucent Technologies Inc. 1999 Stock Compensation Plan for Non-Employee Directors (the "1999 Non-Employee Director Plan") and no further awards shall be made under the 1999 Non-Employee Director Plan. Upon the termination or expiration of the Plan as provided in this Section 2, no Award shall be granted pursuant to the Plan, but any Award theretofore granted may extend beyond such termination or expiration.

SECTION 3. *DEFINITIONS.* As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" shall mean (i) any Person that directly, or through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company or (ii) any entity in which the Company has a significant equity interest, as determined by the Committee.

(b) "Annual Meeting" shall mean the Company's annual, general meeting of shareowners.

(c) "Annual Term" shall mean the twelve calendar-month period beginning on the March 1 following each Annual Meeting.

(d) "Award" shall mean, individually or collectively, any Option, Shares, Stock Appreciation Right, Restricted Stock, Dividend Equivalent, Stock Unit Award, or any other right, interest, or option relating to Shares or other securities of the Company granted pursuant to the provisions of the Plan.

(e) "Award Agreement" shall mean any written or electronic agreement, contract, or other instrument or document evidencing an Option, Stock Appreciation Right, Restricted Stock, Stock Unit Award, or any other right, interest, or option relating to Shares or other securities of the Company, granted pursuant to the provisions of the Plan and signed or otherwise authenticated by both the Company and the Participant.

(f) "Board" shall mean the Board of Directors of the Company.

(g) "Business Day" means any day on which the New York Stock Exchange is open for transaction of business.

(h) "Change in Control" shall mean the happening of any of the following events:

(i) An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (an "Entity") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (A) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); excluding, however, the following: (1) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) of this Section 3(h); or

(ii) A change in the Composition of the Board during any two year period such that the individuals who, as of the beginning of such two year period, constitute the Board (such Board shall be hereinafter referred to as the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; *provided, however*, that for purposes of this definition, any individual who becomes a member of the Board subsequent to the beginning of the two year period, whose election, or nomination for election by the Company's shareowners, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; and *provided further, however*, that any such individual whose initial assumption of office occurs as a result of or in connection with a solicitation subject to Rule 14a-12(c) of Regulation 14A promulgated under the Exchange Act or other actual or threatened solicitation of proxies or consents by or on behalf of an Entity other than the Board shall not be so considered as a member of the Incumbent Board; or

(iii) The approval by the shareowners of the Company of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of the assets of the Company (each, a "Corporate Transaction") or, if consummation of such Corporate Transaction is subject, at the time of such approval by shareowners, to the consent of any government or governmental agency, the obtaining of such consent (either explicitly or implicitly by consummation); excluding however, such a Corporate Transaction pursuant to which (A) all or substantially all of the individuals and entities who are the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than 60% of the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation or other Person which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries (a "Parent Company")) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, (B) no Entity (other than the Company, any employee benefit plan (or related trust) of the Company, such corporation resulting from such Corporate Transaction or, if reference was made to equity ownership of any Parent Company for purposes of determining whether clause (A) above is satisfied in connection with the applicable Corporate Transaction, such Parent Company) will beneficially own, directly or indirectly, 20% or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of directors unless such ownership resulted solely from ownership of securities of the Company prior to the Corporate Transaction, and (C) individuals who were members of the Incumbent Board will immediately after the consummation of the Corporate Transaction constitute at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction (or, if reference was made to equity ownership of any Parent Company for purposes of determining whether clause (A) above is satisfied in connection with the applicable Corporate Transaction, of the Parent Company); or

(iv) The approval by the shareowners of the Company of a complete liquidation or dissolution of the Company.

(m) "Committee" shall mean the Leadership Development and Compensation Committee of the Board (or any successor committee consisting of two or more members of the Board), consisting of members who are "independent" directors as defined in the New York Stock Exchange's Listed Company Manual and who are "non-employee directors" within the meaning of Rule 16b-3 adopted under the Exchange Act.

(n) "Company" shall mean Lucent Technologies Inc., a Delaware corporation.

(o) "Deferral Plan" shall mean the Company's Deferred Compensation Plan, as amended, and any successor or replacement plan then in effect with respect to Participants.

(p) "Dividend Equivalent" shall mean any right granted pursuant to Section 13(l) hereof.

(q) "Equity Retainer" shall mean that portion of a Participant's Retainer which, pursuant to Section 6 of this Plan, the Participant is required, or has elected, to receive in the form of an Award.

(r) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(s) "Fair Market Value" shall mean, with respect to Shares, the average of the highest and lowest reported sales prices, regular way, of Shares in transactions reported on the New York Stock Exchange on the date of determination of Fair Market Value, or if no sales of Shares are reported on the New York Stock Exchange for that date, the comparable average sales price for the last previous day for which sales were reported on the New York Stock Exchange.

(t) "Grant Date" means the date on which an Award is granted under the Plan.

(u) "Option" shall mean a non-statutory stock option granted under Section 7 of the Plan.

(v) "Participant" shall mean each member of the Board from time to time who is not an employee of the Company or any of its Affiliates.

(w) "Person" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, limited liability company, other entity or government or political subdivision thereof.

(x) "Restricted Stock" shall mean Shares granted to a Participant under Section 8 which are issued with the restriction that the holder may not sell, transfer, pledge, or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose (including, without limitation, any restriction on the right to vote such Share, and the right to receive any cash dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(y) "Retainer" shall mean the retainer paid to each Participant as compensation for services as a member of the Board or any committee of the Board with respect to each Annual Term, but shall not include any reimbursement for expenses.

(z) "Shares" shall mean the shares of common stock, $.01 par value, of the Company.

(aa) "Stock Appreciation Right" shall mean any right granted to a Participant pursuant to Section 8 hereof to receive, upon exercise by the Participant, the excess of (i) the Fair Market Value of one Share on the date of exercise or, if the Committee shall so determine, at any time during a specified period before the date of exercise over (ii) the grant price of the right on the Grant Date, or if granted in connection with an outstanding Option on the Grant Date of the related Option, as specified by the Committee in its sole discretion, which shall not be less than the Fair Market Value of one Share on such Grant Date of the right or the related Option, as the case may be. Any payment by the Company in respect of such right may be made in cash or Shares, or any combination thereof, as the Committee, in its sole discretion, shall determine.

(bb) "Stock Unit Award" shall have the meaning prescribed by Section 10.

SECTION 4. *ADMINISTRATION.* The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to such resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to (i) interpret and administer the Plan and any instrument or agreement entered into under the Plan; (ii) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (iii) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan. Decisions of the Committee shall be final, conclusive and binding upon all Persons, including the Company, any Participants or any shareowner.

SECTION 5. *SHARES SUBJECT TO THE PLAN.*

(a) Subject to adjustment as provided in Section 5(b), the total number of Shares available for Awards granted under the Plan on and after February 18, 2004 and on or prior to March 31, 2009 shall be two million five hundred thousand (2,500,000) Shares; *provided,* that if any Shares are subject to an Award that is cancelled, forfeited, expires, lapses or otherwise is terminated without issuance of Shares, the Shares subject to such Award shall again be available for Awards under the Plan and shall not count against the aggregate number of shares that may be issued under the Plan in this Section 5(a). If a Participant pays the option price for an Option by tendering previously owned Shares in accordance with the provisions of Section 6 herein or satisfies any tax withholding requirement by having the Company withhold Shares in accordance with Section 13(b) herein, then such Shares surrendered to pay the option price or used to satisfy such tax withholding requirements shall not count against the total number of Shares that may be issued under the Plan set forth in this Section 5(a). Additionally, the following items shall not count against the total number of shares that may be issued under the Plan set forth in this Section 5(a): (i) the payment in cash of dividends or Dividend Equivalents under any outstanding Award; or (ii) any Award that is settled in cash rather than by issuance of Shares.

(b) In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares, such adjustments and other substitutions shall be made to the Plan and to Awards as the Committee in its sole discretion deems equitable or appropriate, including without limitation such adjustments in the aggregate number, class and kind of Shares which may be delivered under the Plan, and in the number, class, kind and option or exercise price of Shares subject to outstanding Options, Stock Appreciation Rights or other Awards granted under the Plan, and in the number, class and kind of Shares subject to Awards granted under the Plan as the Committee may determine to be appropriate in its sole discretion to prevent dilution or enlargement of rights; *provided* that the number of Shares or other securities subject to any Option shall always be a whole number.

(c) Shares issued under the Plan may be original issue shares, treasury stock or shares purchased in the open market or otherwise.

SECTION 6. *EQUITY RETAINER.*

(a) Commencing with the Annual Term beginning March 1, 2004, each Participant will receive fifty percent (50%) of his or her Retainer for each Annual Term in the form of an Equity Retainer and may elect to receive all or any portion of the remaining fifty percent (50%) of such Retainer in the form of either an Equity Retainer or cash, or combination thereof. Any such election shall be filed on a form prescribed by the Committee for this purpose, which shall specify the type of Award or Awards being granted as an Equity Retainer and available to be elected for the remaining portion of the Retainer. Any such election (or failure to elect) shall be irrevocable as of the last date by which such election was due to be filed with the Company.

(b) If any Participant fails to notify the Secretary of the Company in writing by December 31 of the preceding Annual Term of the desired form of payment of the Retainer for the next Annual Term, then such Participant shall be deemed to have elected an Equity Retainer for fifty percent (50%) of the value of such Retainer, with the remaining 50% in cash.

(c) Any Shares constituting an Equity Retainer shall be determined on March 1 of each Annual Term (or, if March 1 is not a Business Day, on the next succeeding Business Day) and shall be payable as soon as practicable thereafter, commencing March 1, 2004. Payments for the cash portion, if any, of the Retainer shall be made on the same day. If a Participant's Equity Retainer is payable in Shares, the number of Shares to be awarded shall be the number of whole Shares equal to (i) the portion of the Retainer to be paid in Shares, divided by (ii) the Fair Market Value per Share as of the Grant Date. The Fair Market Value of any fractional share shall be paid in cash. A Participant may elect to have all or a portion of the Shares credited to the deferred compensation account of such Participant under the Deferral Plan.

(d) This Section 6(d) shall apply to any person who becomes a Participant other than at the beginning of an Annual Term (or the immediately preceding Annual Meeting) with respect to the Retainer determined by the Committee to be payable for such portion of such Annual Term which follows his or her appointment to the Board. Such person shall make the election prescribed by Section 6(a) no later than the 30th day following the effective date of his or her appointment to the Board. The payment date for any cash portion of the Retainer and the Grant Date for any Equity Retainer shall be the first Business Day which occurs at least fifteen (15) calendar days after receipt by the Company of such election.

(e) For any Option or Stock Appreciation Right constituting an Equity Retainer, the number of Shares subject to the Option or Stock Appreciation Right shall be determined based on the Black-Scholes valuation method on the Grant Date of such Option or Stock Appreciation Right.

SECTION 7. *OPTIONS.*

(a) Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Options may be granted for no consideration or for such consideration as the Committee may determine. Any Option granted under the Plan shall be evidenced by an Award Agreement in such form as the Committee may from time to time approve. The provisions governing Options need not be the same with respect to each recipient. Options shall be subject to the terms and conditions set forth in this Plan and to such additional terms and conditions, not inconsistent with the provisions of this Plan, as the Committee shall deem desirable.

(b) The exercise price per Share under an Option shall be the Fair Market Value of a Share on the Grant Date.

(c) Options shall vest and be fully exercisable as may be determined by the Committee; provided that in no event shall Options vest and be fully exercisable at any time earlier than one year from the Grant Date. Notwithstanding anything in this Section 7(c) to the contrary, Options shall vest and be fully exercisable in the event: (i) a Change in Control occurs pursuant to Section 12, (ii) the Participant does not stand for re-election, (iii) the Participant stands for re-election but is not re-elected, or (iv) the death of the Participant occurs. If a Participant resigns from the Board prior to the end of such Participant's term as a Board member, the Participant shall forfeit any unvested Option.

Subject to the other provisions of the Plan and any applicable Award Agreement, any Option may be exercised by the Participant in whole or in part at any time on or after the Option vests and is fully exercisable pursuant to Section 7(c) and before the expiration of such Option. The Participant shall make payment of the Option price in cash or in Shares with a Fair Market Value equivalent to the exercise price for all of the Shares to be purchased upon exercise of the Option.

SECTION 8. *STOCK APPRECIATION RIGHTS.* Stock Appreciation Rights may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan and may, but need not, relate to a specific Option granted under Section 7. The provisions governing Stock Appreciation Rights need not be the same with respect to each recipient. Stock Appreciation Rights granted alone shall generally be subject to the same terms and conditions that are applicable to Options pursuant to Section 7. Any Stock Appreciation Right related to an Option may be granted at the same time the Option is granted or at any time thereafter, before the exercise or expiration of such Option. In the case of any Stock Appreciation Right related to any Option, the Stock Appreciation Right or applicable portion thereof shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a Stock Appreciation Right granted with respect to less than the full number of Shares covered by a related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Shares not covered by the Stock Appreciation Right. Any Option related to any Stock Appreciation Right shall no longer be exercisable to the extent the related Stock Appreciation Right has been exercised. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights shall vest and be fully exercisable as may be determined by the Committee; provided that in no event shall Stock Appreciation Rights vest and be fully exercisable at any time earlier than one year from the Grant Date. Notwithstanding anything in this Section 8 to the contrary, Stock Appreciation Rights shall vest and be fully exercisable in the event: (i) a Change in Control occurs pursuant to Section 12, (ii) the Participant does not stand for re-election, (iii) the Participant stands for re-election but is not re-elected, or (iv) the death of the Participant occurs. If a Participant resigns from the Board prior to the end of such Participant's term as a Board member, the Participant shall forfeit any unvested Stock Appreciation Rights.

SECTION 9. *RESTRICTED STOCK.* Restricted Stock may be issued hereunder to Participants, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The provisions governing the Restricted Stock need not be the same with respect to each recipient. Any Restricted Stock issued hereunder may be evidenced in such manner as the Committee in its sole discretion shall deem appropriate, including, without limitation, book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of grant of Restricted Stock, such certificate shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award. Restricted Stock shall vest and be fully exercisable as may be determined by the Committee; provided that in no event shall Restricted Stock vest and be fully exercisable at any time earlier than one year from the Grant Date. Notwithstanding anything in this Section 9 to the contrary, Restricted Stock shall vest and be fully exercisable in the event: (i) a Change in Control occurs pursuant to Section 12, (ii) the Participant does not stand for re-election, (iii) the Participant stands for re-election but is not re-elected, or (iv) the death of the Participant occurs. If a Participant resigns from the Board prior to the end of such Participant's term as a Board member, the Participant shall forfeit any unvested Restricted Stock.

SECTION 10. *STOCK UNIT AWARDS.* Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property ("Stock Unit Awards") may be granted hereunder to Participants, either alone or in addition to other Awards granted under the Plan. Stock Unit Awards may be paid in Shares, other securities of the Company, or cash as the Committee shall determine. Shares (including securities convertible into Shares) granted under this Section 10 may be issued for no cash consideration or for such minimum consideration as may be required by applicable law. Shares (including securities convertible into Shares) purchased pursuant to a purchase right awarded under this Section 10 shall be purchased for such consideration as the Committee shall in its sole discretion determine, which shall not be less than the Fair Market Value of such Shares or other securities as of the date such purchase right is awarded. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the times at which such Awards shall be made, the number of Shares to be granted pursuant to such Awards, and all other conditions of the Awards. The provisions of Stock Unit Awards need not be the same with respect to each recipient.

SECTION 11. *AMENDMENTS AND TERMINATION.* The Board may amend, alter or discontinue the Plan, but no amendment, alteration, or discontinuation shall be made that would impair the rights of an optionee or Participant under an Award theretofore granted, without the Participant's consent, or that without the approval of the shareowners would:

(a) except as is provided in Section 5 of the Plan, increase the total number of shares reserved for the purpose of the Plan;

(b) change the Participants eligible to participate in the Plan; or

(c) reduce the exercise price for Options and Stock Appreciation Rights by repricing or replacing such Awards.

The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment shall impair the rights of any Participant without his consent. Except as provided in Section 5 and Section 13(g), the Committee shall not have the authority to cancel any outstanding Option and issue a new Option in its place with a lower exercise price.

SECTION 12. *CHANGE IN CONTROL PROVISIONS.* Notwithstanding any provision of the Plan to the contrary, unless the Committee shall determine otherwise at the Grant Date with respect to a particular Award, in the event of a Change in Control all outstanding Awards shall become fully vested.

SECTION 13. *GENERAL PROVISIONS.*

(a) Nothing in the Plan shall be deemed to create any obligation on the part of the Board to nominate any director for re-election by the Company's shareowners or to limit the rights of the shareowners to remove any director.

(b) The Company shall have the right to require, prior to the issuance or delivery of any Shares pursuant to the Plan, payment by a Participant to the Company of any taxes required by law to be withheld with respect to the issuance or delivery of such Shares. The Committee shall be authorized to establish procedures for election by Participants to satisfy such withholding taxes by delivery of, or directing the Company to retain, Shares, and will not issue Shares or Awards until such tax obligations have been satisfied.

(c) Shares issued or delivered under the Plan shall be in either book entry form or in certificate form pursuant to instructions given by the Participant to the Company. All Shares delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Company may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable Federal or state securities law, and the Company may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(d) The issuance or delivery of any Shares under this Plan may be postponed by the Company for such period as may be required to comply with any applicable requirements under the Federal securities laws, any applicable listing requirements of any national securities exchange and requirements under any other law or regulation applicable to the issuance or delivery of such Shares, and the Company shall not be obligated to issue or deliver any Shares if the issuance or delivery of such Shares shall constitute a violation of any provision of any law or of any regulation of any governmental authority or any national securities exchange.

(e) The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws and applicable Federal law.

(f) If any provision of this Plan is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Company, such provision shall be construed or deemed amended to conform to applicable laws or if it cannot be construed or deemed amended without, in the determination of the Company, materially altering the intent of the Plan, it shall be stricken and the remainder of the Plan shall remain in full force and effect.

(g) The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable.

(h) Unless the Committee determines otherwise at the time the Award is granted and except as otherwise provided in this Section 13(h), no Award, and no Shares subject to Awards described in

Sections 9 or 10 which have not been issued or as to which any applicable restriction or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, except by will or by the laws of descent and distribution and all Awards shall be exercisable, during the Participant's lifetime, only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative; provided that, if so determined by the Committee, a Participant may, in the manner established by the Committee, designate a beneficiary to exercise the rights of the Participant with respect to any Award upon the death of the Participant. The Award may be transferred by the Participant, in accordance with rules established by the Committee, to one or more members of the Participant's immediate family, to a partnership of which the only partners are members of such immediate family or to a trust established by the Participant for the benefit of one or more members of such immediate family (each such transferee a "Permitted Transferee"). For purposes of this Section 13(h), "immediate family" means a Participant's spouse, parents, children, grandchildren and spouses of children and grandchildren (including adopted children and grandchildren, as the case may be). A Permitted Transferee may not further transfer the Award. An Award transferred pursuant to this Section 13(h) shall remain subject to all of the provisions of the Plan and any Award Agreement with respect to such Award and may not be exercised by a Permitted Transferee unless and until all legal or regulatory approvals, listings, registrations, qualifications or other clearances as determined by the Company to be required or appropriate have been obtained.

(i) The term of each Award shall be for such period of months or years from the date of its grant as may be determined by the Committee; provided that in no event shall the term of any Option or any Stock Appreciation Right exceed a period of seven (7) years from the date of its grant.

(j) The prospective recipient of any Award under the Plan shall not, with respect to such Award, be deemed to have become a Participant, or to have any rights with respect to such Award, until and unless such recipient shall have executed an agreement or other instrument evidencing the Award and delivered a fully executed copy thereof to the Company, and otherwise complied with the then applicable terms and conditions.

(k) Subject to Section 11, the Committee shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be canceled or suspended. In particular, but without limitation, all outstanding Awards to any Participant shall be canceled if the Participant, without the consent of the Committee, while serving as a non-employee member of the Board or, if applicable, before the expiration of such member's non-compete obligation, engages in any activity which is in competition with the Company, as determined by the Committee, one or more Officers of the Company or a committee of Officers of the Company to whom the authority to make such determination is delegated by the Committee. The Committee shall have the discretion with respect to any Award granted under this Plan to establish, upon its grant, conditions under which (i) the Award may be subsequently forfeited, cancelled, rescinded, suspended, withheld or otherwise limited or restricted; or (ii) the gains that are realized by the grantee in connection with an Award or the exercise of an Award may be recovered; provided, however, that such conditions and their consequences: (a) are clearly set forth in the Award Agreement or other grant document; and (b) comply with applicable laws. These conditions may include, without limitation, actions by the Participant which constitute a conflict of interest with the Company, are prejudicial to the Company's interests, or are in violation of any non-compete obligation, any confidentiality agreement or obligation, or the Company's applicable policies.

(l) Subject to the provisions of this Plan and any Award Agreement, the recipient of an Award (including, without limitation, any deferred Award) may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or Dividend Equivalents, with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested.

(m) The Committee may permit the deferral under the Deferral Plan of any Award by a Participant who then is actively serving on the Board, subject to such rules and procedures as it may establish.

As adopted by the Board on October 18, 2003.

EXHIBIT E

CERTIFICATE OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LUCENT TECHNOLOGIES INC.

The Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on April 1, 1996, as amended, is hereby amended by deleting Section 1 of Article IV thereof in its entirety and substituting the following in lieu thereof:

"Section 1: The Corporation shall be authorized to issue 10,250,000,000 shares of capital stock, of which 10,000,000,000 shares shall be shares of Common Stock, $.01 par value ("Common Stock") and 250,000,000 shares shall be shares of Preferred Stock, $1.00 par value ("Preferred Stock").

Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time"), every [five (5), ten (10), twenty (20) or thirty (30)] shares of the Corporation's common stock, par value $.01 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into one share of common stock, par value $.01 per share, of the Corporation (the "New Common Stock").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to [NAME OF TRANSFER AGENT], the transfer agent, as agent for, the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by the transfer agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the New Common Stock on the New York Stock Exchange at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any factional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph."

LUCENT TECHNOLOGIES FINANCIAL REVIEW 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industries in which we operate, our beliefs and our management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties include the failure of the telecommunications market to improve or to improve at the pace we anticipate; continued net losses and negative operating cash flow that may affect our ability to satisfy our cash requirements; our ability to realize the benefits we expect from our strategic direction and restructuring program; our ability to secure additional sources of funds on reasonable terms; our credit ratings; our ability to compete effectively; our reliance on a limited number of key customers; our exposure to the credit risk of our customers; our reliance on third parties to manufacture most of our products; the cost and other risks inherent in our long-term sales agreements; our product portfolio and ability to keep pace with technological advances in our industry; the complexity of our products; our ability to retain and recruit key personnel; existing and future litigation; our ability to protect our intellectual property rights and the expenses we may incur in defending such rights; changes in environmental health and safety law; changes to existing regulations or technical standards; the social, political and economic risks of our foreign operations; and the costs and risks associated with our pension and postretirement benefit obligations. For a more complete list and description of such risks and uncertainties, see the reports filed by us with the Securities and Exchange Commission. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this MD&A, whether as a result of new information, future events, changes in assumptions or otherwise.

OVERVIEW

We design and deliver networks for the world's largest communications service providers. Backed by Bell Labs research and development, we rely on our strengths in mobility, optical, data and voice networking technologies, as well as in software and services, to develop next-generation networks. Our systems, services and software are designed to help customers quickly deploy and better manage their networks and create new revenue-generating services that help businesses and consumers.

Beginning in fiscal 2001, the global telecommunications market deteriorated, reflecting a significant decrease in the competitive local exchange carrier market and a significant reduction in capital spending by established service providers. This trend intensified during fiscal 2002 and continued into fiscal 2003. Reasons for the market deterioration included the general economic slowdown, network overcapacity, customer bankruptcies, network build-out delays and limited availability of capital. As a result, our sales and results of operations have been and may continue to be adversely affected. The significant slowdown in capital spending in our target markets has created uncertainty as to the level of demand, which can change quickly and can vary over short periods of time, including from month to month. As a result of this uncertainty, accurate forecasting of near- and long-term results, earnings and cash flow remains difficult. In addition, since a limited number of customers account for a significant amount of our revenue, our results are subject to volatility from changes in spending by one or more of these significant customers.

As discussed in more detail throughout our MD&A:

- Our results of operations during the past three years were adversely affected by the rapid and sustained deterioration of the telecommunications market. After several years of significant growth, our revenues declined by 31%, 42% and 26% during fiscal 2003, 2002 and 2001, respectively, compared with the respective prior fiscal year. The significant reduction in capital spending by service providers, among other factors, contributed to this decline. The impact of product rationalizations and discontinuances under our restructuring program did not have a significant effect on the overall reduction in our revenues during the past three fiscal years, although certain product rationalization initiatives, such as our decision to exit GSM, have reduced our total available market opportunities.

- Our gross margin rate was 31%, 13% and 10% during fiscal 2003, 2002 and 2001, respectively. The improvement in fiscal 2003 primarily resulted from lower inventory-related charges and continued focus on cost reductions. For fiscal 2002 and 2001, product line discontinuances and the significant and rapid declines in revenues led to significant inventory charges and high-unabsorbed fixed costs, which adversely affected our gross margin rate.

- We continued to reduce our operating expenses through restructuring actions. However, these actions resulted in net business restructuring and asset impairment charges of $2.3 billion and $11.4 billion during fiscal 2002 and 2001, respectively. During fiscal 2003, net reversals of $149 million were required due to lower than estimated actual costs for prior year plans. These reversals were particularly related to the true-up of termination benefits.

- We had net recoveries of bad debt and customer financings of $223 million in fiscal 2003, primarily due to the favorable settlement of certain fully-reserved notes receivable and accounts receivable. We recognized significant provisions for bad debts and customer financings of $1.3 billion and $2.2 billion during fiscal 2002 and 2001, respectively, as a result of the significant deterioration of the financial health of certain customers. Most of these provisions were related to commitments made and loans drawn under our customer-financing program during prior years.

- We recognized a charge of $481 million during fiscal 2003 in connection with the settlement of purported class action securities lawsuits and other related lawsuits against us and certain of our current and former directors and officers for alleged violations of federal securities laws, ERISA and related claims.

- We continued to maintain a full valuation allowance on our net deferred tax assets during fiscal 2003, which primarily originated in fiscal 2002. However, we recognized an income tax benefit of $233 million during fiscal 2003, which included several discrete items that were partially offset by current tax expense related to certain non-U.S. operations. The discrete items included tax benefits from the realization of certain fully-reserved net operating losses as a result of carryback claims for taxes paid in prior years, plus additional benefits from the expected favorable resolution of certain tax audit matters. Fiscal 2002 included a tax provision of $4.8 billion despite a pre-tax loss from continuing operations of $7.1 billion due to the requirement for a full valuation allowance.

We have two segments, each organized around a separate customer set to which it sells products or services. The Integrated Network Solutions segment ("INS") sells to global wireline service providers, including long-distance carriers, traditional local telephone companies and Internet service providers. It offers a broad range of software, equipment and services primarily related to voice networking (offerings primarily consisting of switching products, which we sometimes referred to as convergence solutions, and voice messaging products), data and network management (offerings primarily consisting of access and data networking equipment and operating support software) and optical networking. The Mobility segment sells to global wireless service providers and offers software, equipment and services to support the needs of its customers for radio access and core networks. We support these two segments through a number of central organizations, including our services organization and corporate headquarters.

Manufacturing and supply chain functions are part of a single global supply chain network organization that manages the materials and activities necessary to produce and deliver products to our customers.

During this prolonged market downturn, we are working closely with our customers to position the full breadth of our products and services and we are significantly reducing our cost structure. We expect our revenues to remain flat or to increase slightly during fiscal 2004. We also expect to achieve sustained profitability some time in fiscal 2004 at a gross margin rate of approximately 35%. However, if the telecommunications market continues to decline or does not improve, or improves at a slower pace than we anticipate, our revenues and profitability will continue to be adversely affected. In that case, additional restructuring actions may be undertaken to further reduce costs, which may result in additional charges.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection of accounting policies and the application of significant accounting estimates, some of which require management to make significant assumptions. We believe that some of the more critical estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, receivables and customer financing, inventories, income taxes, intangible assets, pension and postretirement benefits, business restructuring and legal contingencies. We have discussed the application of these critical accounting estimates with our board of directors and Audit and Finance Committee.

The impact of changes in the estimates and assumptions pertaining to revenue recognition, receivables and inventories is directly reflected in our segments' operating loss. Although any charges related to our net deferred tax assets and goodwill and other acquired intangibles are not reflected in the segment results, the long-term forecasts supporting the realization of those assets and changes in them are significantly affected by the actual and expected results of each segment. Generally, the changes in estimates related to pension and postretirement benefits, our restructuring program and litigation will not affect our segment results, although execution of the restructuring program by each segment may cause related changes in the estimates.

Other than the adoption of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), which is more fully explained in Note 1 to our consolidated financial statements, there was no initial adoption of any accounting policy during fiscal 2003 that had a material effect on our financial condition and results of operations.

Revenue recognition

Most of our sales are generated from complex contractual arrangements, which require significant revenue recognition judgments, particularly in the areas of multiple-element arrangements and collectibility.

Revenues from contracts with multiple element arrangements, such as those including installation and integration services, are recognized as each element is earned based on objective evidence regarding the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements. We have determined that the customer or a third party can install most of our equipment, and as a result, revenue may be recognized upon delivery of the equipment, provided all other revenue recognition criteria are met.

In the current market environment, the assessment of collectibility is particularly critical in determining whether revenues should be recognized. As part of the revenue recognition process, we determine whether trade and notes receivables are reasonably assured of collection based on various factors, including our ability to sell those receivables and whether there has been deterioration in the credit quality of our customers that could result in our inability to collect or sell the receivables. In situations where we have the ability to sell the receivable, revenue is recognized to the extent of the value we could reasonably expect to realize from the sale. We defer revenue and related costs if we are uncertain as to whether we will be able to sell or collect the receivable. We defer revenue but recognize costs when we determine that the collection or sale of the receivable is unlikely.

For sales generated from long-term contracts, primarily those related to customized network solutions and network build-outs, we generally use the percentage of completion method of accounting. In doing so, we make important judgments in estimating revenue and cost and in measuring progress toward completion. Progress is usually measured by units of delivery. These judgments underlie our determinations regarding overall contract value, contract profitability and timing of revenue recognition. Revenue and cost estimates are revised periodically based on changes in circumstances; any expected losses on contracts are recognized immediately upon contract signing or as soon thereafter as identified. Revenues related to long-term contracts, using the percentage of completion method of accounting, represented approximately 18%, 13% and 9% of total revenues during fiscal 2003, 2002 and 2001, respectively.

We also sell products through multiple distribution channels, including resellers and distributors. For products sold through these channels, revenue is generally recognized when the reseller or distributor sells the product to the end user.

Deferred revenue related to collectibility concerns, undelivered elements and multiple distribution channels was approximately $222 million and $267 million as of September 30, 2003 and 2002, respectively.

Receivables and customer financing

We are required to estimate the collectibility of our trade receivables and notes receivable. A considerable amount of judgment is required in assessing the realization of these receivables, including the current creditworthiness of each customer and the related aging of past due balances. We evaluate specific accounts when we become aware of information indicating that a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, lower credit ratings or bankruptcy. Reserve requirements are based on the best facts available to us and are re-evaluated and adjusted as additional information is received, such as information regarding settlements of prior financing arrangements. Our reserves are also determined by using percentages applied to certain categories of aged receivables.

Our provision for (recovery of) bad debts and customer financings during fiscal 2003, 2002 and 2001 amounted to approximately ($223) million, $1.3 billion and $2.2 billion, respectively. As of September 30, 2003 and 2002, our receivables of $1.5 billion and $1.6 billion, respectively, included reserves of $246 million and $325 million, respectively. Under our customer financing program, there were approximately $415 million and $951 million of reserves on the $442 million and $1.1 billion of drawn commitments as of September 30, 2003 and 2002, respectively. Significant provisions or recoveries related to changes in reserves occurred during fiscal 2003, 2002 and 2001 and may occur in the future due to the market environment or as settlements of past due balances are reached.

As of September 30, 2003, there were approximately $500 million of gross receivables from long-term projects that have been winding down in Saudi Arabia (primarily retention receivables included in other assets). We are in the process of resolving various contractual claims and counter-claims with the customer in order to collect these receivables. During fiscal 2003 there were minimal project revenues realized, and collections on the related receivables slowed considerably. We believe that the financial resolution of these project close-out issues will not have an adverse effect on our results of operations.

Inventories

We are required to state our inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare these with the current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.

We have experienced significant charges related to changes in required reserves in recent periods due to changes in strategic direction, such as discontinuances of product lines, as well as declining market conditions. As a result, we incurred net inventory charges of approximately $56 million, $620 million and $2.4 billion during fiscal 2003, 2002 and 2001, respectively. As of September 30, 2003 and 2002, inventories of $632 million and $1.4 billion, respectively, were net of reserves of approximately $980 million and $1.5 billion, respectively. It is possible that significant changes in required inventory reserves may continue to occur in the future if there is a rapid change in the demand for our products due to a further decline in market conditions or to new technological developments.

Income taxes

We currently have significant deferred tax assets, resulting from tax credit carryforwards, net operating loss carryforwards and deductible temporary differences. These deferred tax assets may reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment.

As of September 30, 2001, and continuing through March 31, 2002, we provided valuation allowances on future tax benefits with relatively short carryforward periods, such as foreign tax credits, foreign net operating losses, capital losses and most state net operating losses. During this period, we believed it was more likely than not that the remaining net deferred tax assets of $5.2 billion at both September 30, 2001, and March 31, 2002, would be realized, principally based upon forecasted taxable income, generally within the 20-year research and development ("R&D") credit and net operating loss carryforward periods, giving consideration to substantial benefits realized to date through our restructuring program.

During the review of the third quarter of fiscal 2002, several significant developments were considered in determining the need for a full valuation allowance, including the continuing and recently more severe market decline, increasing uncertainty and lack of visibility in the telecommunications market as a whole, a significant decrease in sequential quarterly revenue levels, a decrease in sequential earnings after several quarters of sequential improvement and the possible need for further restructuring and cost reduction actions to attain profitability. As a result of our assessment, we established a full valuation allowance for our remaining net deferred tax assets at June 30, 2002. Since June 30, 2002, we have continued to maintain a full valuation allowance on our net deferred tax assets.

We expect to continue to maintain a full valuation allowance on future tax benefits until an appropriate level of profitability is sustained, or we are able to develop tax strategies that would enable us to conclude that it is more likely than not that a portion of our deferred tax assets would be realizable. For example, during fiscal 2003, we did realize $213 million in tax benefits from certain net operating losses (which were fully-reserved) as a result of carryback claims for taxes paid in prior years, principally by previously merged companies and our former foreign sales corporation. We have also recently filed other net operating loss carryback claims, which might result in refunds that are significantly more substantial than the amounts realized in fiscal 2003 if ultimately resolved in our favor. We have maintained a full valuation allowance on these amounts since they are related to complex matters and are in the early stages of resolution.

Our income tax provision (benefit) included charges related to changes in valuation allowances of approximately $156 million, $7.9 billion and $545 million during fiscal 2003, 2002 and 2001, respectively. As of September 30, 2003 and 2002, our total valuation allowance on net deferred tax assets was approximately $9.9 billion and $10.0 billion, respectively.

Intangible assets

We currently have intangible assets, including goodwill and other acquired intangibles of $188 million, development costs for software to be sold, leased or otherwise marketed of $323 million and internal use software development costs of $183 million. Prior to October 1, 2002, goodwill and identifiable intangible assets were amortized on a straight-line basis over their estimated useful lives. In connection with the adoption of SFAS 142 on October 1, 2002, goodwill is no longer amortized but is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

Other acquired intangibles are amortized on a straight-line basis over the periods benefited, principally in the range of four to six years.

Long-lived assets, other than goodwill, are reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset's use and eventual disposition. The impairment loss is measured by the amount by which the carrying amount exceeds its fair value, which is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on our weighted average cost of capital, which represents the blended after-tax costs of debt and equity.

The initial goodwill impairment test was completed during the first quarter of fiscal 2003, which resulted in no transitional impairment loss. We assessed the realizability of goodwill related to our multi-service switching reporting unit within INS during the third quarter of fiscal 2003 as a result of business decisions to partner with other suppliers to use their products in our sales offerings. The reporting unit's fair value was determined using projected cash flows over a seven-year period discounted at 15% after considering terminal value and related cash flows associated with services revenues. The excess of the reporting unit's goodwill carrying value over its implied fair value in the amount of $35 million was recognized as an impairment charge in the third quarter of fiscal 2003. The annual goodwill impairment test was completed during the fourth quarter of fiscal 2003 and did not result in an additional impairment loss.

In the fourth quarter of fiscal 2003, we recognized a $50 million impairment charge related to capitalized software. This charge was required after reconsideration of the specific software that might be deployed due to continuing universal mobile telecommunications systems ("UMTS") market delays.

During fiscal 2002, the continued decline in the telecommunications market prompted a reassessment of all key assumptions underlying our goodwill valuation judgments, including those relating to short- and long-term growth rates. As a result of our analysis, we determined that impairment charges of $975 million, including $826 million of goodwill impairment charges, were required because the forecast undiscounted cash flows were less than the carrying values of certain businesses. The charges were measured on the basis of a comparison of the estimated fair values of the businesses with the corresponding carrying values. The goodwill impairment related primarily to goodwill recognized in connection with our September 2000 acquisition of Spring Tide Networks. Fair values were determined on the basis of discounted cash flows.

In addition, in the fourth quarter of fiscal 2002, we recognized approximately $200 million of charges related to capitalized software impairments and $50 million of charges related to property, plant and equipment impairments. These charges were primarily related to delays and increasing uncertainties in the development of the UMTS market.

Pension and postretirement benefits

Included in our results of operations are significant pension and postretirement benefit costs and credits, which are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates and expected returns on plan assets. These assumptions are updated on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions. Our net pension and postretirement benefit credit was approximately $669 million, $972 million and $1.1 billion during fiscal 2003, 2002 and 2001, respectively, excluding the impact of restructuring actions. Approximately two-thirds of these amounts are reflected in operating expenses, with the balance in costs. The reduction in the net pension and postretirement credit during fiscal 2003 was primarily a result of lower plan assets, a reduction in the discount rate from 7.0% to 6.5%, and a reduction in the expected return on plan assets, from 9.0% to 8.75% for pensions and from 9.0% to 7.93% for postretirement benefits. The impact of these factors was partially offset by plan amendments related to retiree benefits, including the elimination of certain retiree death benefits and reductions in certain retiree healthcare benefits.

To develop our discount rate, we considered the available yields on high-quality fixed-income investments with maturities corresponding to our benefit obligations. To develop our expected return on plan assets, we also considered the historical long-term asset return experience, the expected investment portfolio mix of plan assets and an estimate of long-term investment returns. To develop our expected portfolio mix of plan assets, we considered the duration of the plan liabilities and gave more weight to equity positions, including public and private equity investments and real estate, than to fixed-income securities. Our actual 10-year average rates of return on pension plan assets were 9.9%, 9.5% and 11.5% during fiscal 2003, 2002 and 2001, respectively. The expected return on plan assets is determined using the expected rate of return and a calculated value of assets referred to as the "market-related value." The aggregate market-related value of pension and postretirement plan assets was $39.6 billion as of September 30, 2003, which exceeded the fair value of plan assets by $7.1 billion. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a five-year period. The amortization of these differences, including those resulting from the actual losses incurred during fiscal 2002 and 2001, will continue to reduce both the market-related value and our pension credit. Gains and losses resulting from changes in these assumptions and from differences between assumptions and actual experience (except those differences being amortized to the market-related value) are amortized over the expected remaining service periods of active plan participants to the extent they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan.

Holding all other assumptions constant, a 0.5 percent increase or decrease in the discount rate would have decreased or increased the fiscal 2003 net pension and postretirement credit by approximately $50 million. Likewise, a 0.5 percent increase or decrease in the expected return on plan assets would have increased or decreased the fiscal 2003 net pension and postretirement credit by approximately $200 million.

The estimated accumulated benefit obligation related to the U.S. management employees' pension plan and several other smaller pension plans exceeded the fair value of the plan assets as of September 30, 2003 and 2002. This was due primarily to: (1) the decline in the discount rate used to estimate the pension liability as a result of declining interest rates in the United States, and (2) negative returns on the pension funds as a result of the overall decline in the equity markets in 2002. We used a discount rate of 5.75% and 6.5% to determine the pension obligation as of September 30, 2003 and September 30, 2002, respectively. We recognized a $594 million and a $2.9 billion direct charge to equity for minimum pension liabilities during the fourth quarter of fiscal 2003 and 2002, respectively. Market conditions and interest rates significantly affect the future assets and liabilities of our pension plans, and similar charges might be required in the future. It is difficult to predict these factors due to highly volatile market conditions. Holding all other assumptions constant, a 0.5 percent decrease or increase in the discount rate would have increased or decreased the minimum pension liability by approximately $800 million as of September 30, 2003.

Business restructuring

Our restructuring reserves reflect many estimates, including those pertaining to employee separation costs, inventory, settlements of contractual obligations, facility exit costs and proceeds from asset sales. We reassess the reserve requirements for completing each individual plan under our restructuring program at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. For example, we recognized significant reversals or charges related to revisions of our estimates for certain restructuring plans initiated in prior periods, which resulted in a net credit of $225 million and $333 million during fiscal 2003 and 2002, respectively. As of September 30, 2003 and 2002, liabilities associated with our restructuring program were $467 million and $1.1 billion, respectively. Most of the remaining reserve requirements as of September 30, 2003, are related to leases on exited facilities. Facility exit costs of $367 million are expected to be paid over the remaining lease terms, ranging from several months to 13 years, and are reflected net of expected sublease income of $248 million. Additional charges may be required in the future if the expected sublease income is not realized. Refer to Note 2 to our consolidated financial statements for more information.

Legal contingencies

We are subject to proceedings, lawsuits and other claims, including proceedings under laws and government regulations related to securities, environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments in or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue, often with the assistance of outside legal counsel. The required reserves may change in the future due to new developments in each matter or changes in approach, in dealing with these matters, such as a change in settlement strategy. Refer to Note 18 to our consolidated financial statements for more information, including a discussion of our securities and related cases and a dispute with an insurer regarding the coverage of certain customer finance loans.

RESULTS OF OPERATIONS

Revenues

The following table summarizes revenues by segment, region and product:

(in millions)	2003		2002		2001	
	Years ended September 30,					
Revenues by segment:						
INS	$ 4,235	50%	$ 6,262	51%	$ 12,111	57%
Mobility	4,001	47%	5,535	45%	6,370	30%
Other	234	3%	524	4%	2,813	13%
Total revenues	$ 8,470	100%	$ 12,321	100%	$ 21,294	100%
Revenues by region:						
U.S.	$ 5,121	60%	$ 8,199	67%	$13,781	65%
Other Americas (Canada, Central & Latin America)	422	5%	714	6%	1,370	6%
EMEA (Europe, Middle East & Africa)	1,237	15%	1,746	14%	3,355	16%
APAC (Asia Pacific & China)	1,690	20%	1,662	13%	2,788	13%
Total revenues	$ 8,470	100%	$12,321	100%	$21,294	100%
Revenues by product:						
Wireless	$ 3,080	36%	$ 4,443	36%	$ 5,283	25%
Voice networking	1,557	19%	2,117	17%	3,784	17%
Data and network management	1,072	13%	1,180	10%	2,064	10%
Optical networking	706	8%	1,345	11%	3,147	14%
Services	1,804	21%	2,727	22%	4,199	20%
Optical fiber	-	-	114	1%	2,023	10%
Other	251	3%	395	3%	794	4%
Total revenues	$ 8,470	100%	$12,321	100%	$21,294	100%

Fiscal 2003 vs. 2002

As discussed in the "Overview" of this MD&A, the significant reduction in capital spending by large service providers was the primary reason for the 31% decline in revenues during fiscal 2003 as compared with fiscal 2002. The decline in revenues affected all geographic areas, with the exception of the APAC region, and included both product revenues (31%) and services revenues (34%). Refer to the segment discussion later in this MD&A for information on changes in segment revenues.

United States and Other Americas revenues both declined in fiscal 2003 from fiscal 2002 by approximately 40%, primarily as a result of spending reductions by large service providers, particularly in the United States, and economic instability in Latin America. EMEA revenues declined by 29% compared with the prior period, primarily due to: (1) lower spending for optical networking products, resulting from service provider overcapacity, and (2) to a lesser extent, due to lower revenues from a long-term project. Revenues in the APAC region were relatively constant compared with the prior period, due to new code division multiple access ("CDMA") Wireless network build-outs in India and ongoing build-outs in China.

The decrease in product revenues occurred in all product lines, including wireless (31%), voice networking (26%), data and network management (9%) and optical networking (48%). Wireless revenue declines are primarily attributable to capital spending constraints by large service providers, reductions in TDMA infrastructure spending and delayed UMTS deployments. Optical networking declines were more severe than those for other wireline products, due to network overcapacity and delays in customer spending on next-generation products. The $923 million decline in services revenues was primarily due to lower engineering and installation activity, mostly in support of INS customers. The decline in installation revenues was due to lower product deployments, as well as competitive pricing pressure. Total services revenues supporting INS customers decreased by $691 million, or 37%, to $1.2 billion, primarily within the United States.

Fiscal 2002 vs. 2001

As discussed in the "Overview" of this MD&A, the deterioration in the global telecommunications market began in fiscal 2001 and intensified during fiscal 2002. The significant reductions in capital spending primarily affected our INS segment and all of its product offerings. Regional revenues as a percentage of total revenues were fairly constant in fiscal 2002 compared with fiscal 2001, with the largest dollar declines in the United States and EMEA. In addition, business dispositions during fiscal 2002 and fiscal 2001 accounted for $2.3 billion, or about 25% of the total revenue decline, of which approximately 84% was a result of the sale of the Optical Fiber Solutions ("OFS") business during fiscal 2002.

Excluding optical fiber and other revenues, the fiscal 2002 revenue decline included both product revenues (36%) and services revenues (35%). The product revenue declines were reflected in all product lines, particularly those related to wireline products sold by the INS segment. Voice networking declined 44%, data and network management declined 43% and optical networking declined 57% in fiscal 2002, as compared with fiscal 2001. The $1.5 billion decline in services revenues was primarily due to lower engineering and installation activity, primarily in support of INS customers.. Total services revenues supporting INS customers decreased by $1.4 billion, or 42%, to $1.9 billion, primarily within the United States.

Gross Margin

The following table summarizes our gross margin and the percentage to total revenues:

	Years ended September 30,		
(in millions)	2003	2002	2001
Gross margin	$ 2,652	$ 1,552	$ 2,058
Gross margin rate	31%	13%	10%

Fiscal 2003 vs. 2002

The gross margin rate increased by approximately 18 percentage points in fiscal 2003 from fiscal 2002, despite a 31% decline in sales volume.

Inventory and other charges negatively affected the gross margin rate by approximately three percentage points during fiscal 2003 and 13 percentage points during fiscal 2002, resulting in an improvement of 10 percentage points. The higher charges during fiscal 2002 were primarily related to items or events associated with customers experiencing financial difficulties (in some cases, declaring bankruptcy or becoming insolvent), costs associated with supplier and customer contract settlements, higher provisions for slow-moving and obsolete inventory, adjustments to long-term projects and higher than expected costs due to certain customer obligations and product performance issues.

During fiscal 2003 and 2002, we recognized $26 million in reversals and $64 million in charges, respectively, for inventory associated with product line rationalizations and product line discontinuances under our restructuring program. The inventory reversal had a negligible favorable impact on the gross margin rate in fiscal 2003 and had a one-percentage point negative impact on the gross margin rate in fiscal 2002.

The remaining improvement in the gross margin rate was due to cost reductions realized from supply chain rationalization and efficiency gains, which accounted for six percentage points of improvement. We reduced costs across the supply chain through internal restructuring and efficiencies, product redesign and resourcing products to lower cost regions. To a lesser extent, the improvement was due to a higher proportion of Mobility and intellectual property licensing revenues to total revenues; both have higher gross margin rates than INS.

The gross margin attributable to services during fiscal 2003 decreased by only $28 million, to $346 million, despite the $923 million decline in revenues over the same period. This was due to a five-percentage point increase in the services gross margin rate, to 19%, in fiscal 2003. The gross margin rate improvement was primarily due to a larger proportion of services revenues being derived from maintenance services, which historically have higher gross margin rates than engineering and installation services, and significant cost reduction efforts aimed at aligning our cost structure with market opportunities.

Fiscal 2002 vs. 2001

The gross margin rate increased by approximately three percentage points in fiscal 2002 from fiscal 2001, despite a 42% decline in sales volume.

Inventory and other charges negatively affected the gross margin rate in fiscal 2002 and 2001 by approximately 13 percentage points and 11 percentage points, respectively, reflecting a decline of two percentage points. The total dollar amount of charges was lower in fiscal 2002, primarily due to lower inventory levels resulting from our strategy of focusing on large service providers, our restructuring program and improved inventory management. However, due to the significant revenue decline in fiscal 2002, the charges had a greater impact on the gross margin rate. These charges were primarily related to items or events associated with customers experiencing financial difficulties (in some cases declaring bankruptcy or becoming insolvent), costs associated with supplier and customer contract settlements, higher provisions for slow-moving and obsolete inventory, adjustments to certain long-term projects and higher than expected costs due to certain customer obligations and product performance issues.

During fiscal 2002 and 2001, we recognized $64 million and $1.2 billion, respectively, of inventory charges associated with product line rationalizations and product line discontinuances under our restructuring program. These inventory charges negatively affected the gross margin rate for fiscal 2002 and 2001 by one and six percentage points, respectively, resulting in an improvement of five percentage points.

Also, significant reductions in capital spending by service providers reduced sales volumes across all product lines and services more quickly than the reduction in our fixed costs, which resulted in less absorption of fixed costs. The net change in unabsorbed fixed costs, as well as all other factors affecting gross margin, including changes in geographic and product mix, negatively affected the gross margin rate for fiscal 2002 and 2001. Our product mix was also negatively affected by the sale of OFS.

The gross margin attributable to services during fiscal 2002 decreased by $181 million, to $374 million, due primarily to the $1.5 billion decline in revenues over the same period. The gross margin rate increased by one percentage point to 14% in fiscal 2002, primarily due to cost reductions.

Operating Expenses

The following table summarizes our operating expenses:

(in millions)	Years ended September 30, 2003	2002	2001
Selling, general and administrative ("SG&A") expenses, excluding the following two items:	$ 1,717	$ 2,466	$ 4,240
Provision for (recovery of) bad debts and customer financings	(223)	1,253	2,249
Amortization of goodwill and other acquired intangibles	15	250	921
Total SG&A	1,509	3,969	7,410
Research and development ("R&D")	1,488	2,310	3,520
Goodwill impairment	35	826	3,849
Business restructuring charges (reversals) and asset impairments, net	(158)	1,426	6,308
Operating expenses	$ 2,874	$ 8,531	$ 21,087

SG&A expenses

Fiscal 2003 vs. 2002

Excluding provisions for bad debts and customer financings and amortization of goodwill and other acquired intangibles, SG&A expenses decreased by 30% during fiscal 2003. The decrease was primarily a result of headcount reductions under our restructuring program and other cost savings initiatives that limited discretionary spending. These savings were partially offset by accelerated depreciation and other related charges of $108 million in fiscal 2003 as a result of shortening the estimated useful lives of several properties that have been or are in the process of being sold. The restructuring program is essentially complete and therefore is not expected to further reduce SG&A expenses. Approximately 60% and 16% of the fiscal 2003 reductions were in the INS and Mobility segments, respectively, with the remaining decrease attributable to reductions in general corporate functions.

Fiscal 2002 vs. 2001

Excluding provisions for bad debts and customer financings and amortization of goodwill and other acquired intangibles, SG&A expenses decreased by 42% during fiscal 2002. The decrease was primarily a result of headcount reductions under our restructuring program and other cost savings initiatives that limited discretionary spending. Approximately 80% of the fiscal 2002 reductions were in INS due to the greater degree of product rationalization and cost reduction efforts in INS . The remaining decreases were attributed to reductions in general corporate functions.

Provision for (recovery of) bad debts and customer financings

In the past, we provided substantial long-term financing to some of our customers as a condition of obtaining or bidding on infrastructure projects. Such financing took the form of both commitments to extend credit and third-party financial guarantees. These commitments were extended to established companies, as well as start-up companies, and ranged from modest amounts to more than a billion dollars. Our overall customer financing exposure, coupled with the rapid and sustained decline in telecommunications market conditions, negatively affected our results of operations and cash flows in fiscal 2002 and 2001. However, we had net recoveries in fiscal 2003 due to more selective customer financing practices and a reduction in customer defaults.

Fiscal 2003 vs. 2002

During fiscal 2003, we had net recoveries of bad debts and customer financings of $223 million. These recoveries were primarily due to the favorable settlement of certain fully-reserved notes receivable and accounts receivable and significantly lower bad debt and customer financing exposure. The significant provisions reflected in fiscal 2002 were due to the deterioration in the creditworthiness of certain customers as a result of the decline in the telecommunications market.

Fiscal 2002 vs. 2001

During fiscal 2002 and 2001, poor market conditions contributed to the weakening financial condition of certain customer as well as bankruptcy filings and corresponding defaults. We were unable to sell or transfer significant amounts of the drawn and undrawn commitments to financial institutions or other investors on reasonable terms or at all. As a result, we provided reserves for certain trade and notes receivables and sold others at significant discounts. During fiscal 2002, $765 million of provisions were related to customer financings, with the balance relating to trade receivables. Approximately one-third of the provision for customer financings was related to one customer that defaulted under the terms and conditions of its customer financing agreement. Approximately 55% of the total provisions were related to INS customers and 39% to Mobility customers. The remaining provisions were not related to reportable segments.

Amortization of goodwill and other acquired intangibles

Fiscal 2003 vs. 2002

We adopted SFAS 142 during the first quarter of fiscal 2003. As a result, our remaining goodwill of $185 million is no longer amortized but is tested for impairment annually or more often if an event or circumstance indicates that an impairment loss has been incurred.

Amortization of other acquired intangibles was $15 million during fiscal 2003 and $19 million during fiscal 2002.

Fiscal 2002 vs. 2001

Amortization of goodwill and other acquired intangibles was significantly lower in fiscal 2002 as a result of restructuring actions taken in fiscal 2001. These goodwill and acquired intangible reductions were related to the discontinuance of the Chromatis product portfolio, that reduced goodwill and other acquired intangibles by $4.1 billion. In addition, as a result of the continued downturn in the telecommunications market during fiscal 2002, impairment charges of $975 million were recognized in fiscal 2002, primarily related to goodwill associated with the Spring Tide product portfolio.

R&D

Fiscal 2003 vs. 2002

The 36% decrease in R&D expenses in fiscal 2003 was primarily due to headcount reductions and product rationalizations under our restructuring program. The restructuring program is essentially complete and is not expected to further reduce R&D expenses. Substantially all of the reduction for the fiscal year was in INS, due to the greater number of product rationalizations in INS.

R&D attributed to Mobility was approximately 64% and 39% of total R&D during fiscal 2003 and 2002, respectively. Mobility spending was primarily related to CDMA and UMTS next-generation technologies. INS spending was primarily related to next-generation technologies and additional feature and function enhancements on optical networking, multi-service switching, network operating systems and circuit and packet switching products.

Fiscal 2002 vs. 2001

The 34% decrease in R&D expenses in fiscal 2002 was primarily due to headcount reductions and product rationalizations under our restructuring program. Approximately 70% of the fiscal 2002 reductions were in INS, due to the greater number of product rationalizations in INS.

R&D attributed to INS was approximately 55% and 60% of total R&D during fiscal 2002 and 2001, respectively. INS spending was primarily related to optical networking, multi-service switching, network operating systems and circuit and packet switching products. Mobility spending was primarily related to CDMA and UMTS next-generation technologies.

Goodwill impairment

Fiscal 2003

Recent business decisions to partner with other suppliers to use their products in our sales offerings prompted an assessment of the recoverability of certain goodwill associated with the multi-service switching reporting unit within INS during the third quarter of fiscal 2003. The excess of the reporting unit's goodwill carrying value over its implied fair value was recognized as a $35 million impairment charge during fiscal 2003.

Fiscal 2002

The continued, sharper decline in the telecommunications market prompted an assessment of all key assumptions underlying goodwill valuation judgments, including those related to short- and long-term growth rates. It was determined that the carrying value of goodwill previously recognized in connection with the acquisition of Spring Tide was less than the forecasted undiscounted cash flows. As a result, a goodwill impairment charge of $826 million was recognized, based on the difference between the estimated fair value and corresponding carrying value. Fair value was determined on the basis of discounted cash flows.

Fiscal 2001

We recognized a $3.8 billion goodwill impairment charge primarily as a result of the discontinuance of the Chromatis product portfolio.

Business restructuring charges (reversals) and asset impairments, net

	Years ended September 30,		
(in millions)	2003	2002	2001
Employee separations	$ (47)	$ 799	$ 3,440
Contract settlements	(16)	(93)	944
Facility closings	17	301	304
Other	(18)	16	79
Total restructuring costs (reversals)	$ (64)	$ 1,023	$ 4,767
Total asset write-downs	(120)	458	2,568
Losses on sales	-	(140)	-
Impairment of goodwill	35	826	3,849
Impairment of other intangible assets	-	149	232
Total net charge (reversal)	$ (149)	$ 2,316	$ 11,416
Reflected in costs	$ (26)	$ 64	$ 1,259
Reflected in operating expenses	$ (158)	$ 1,426	$ 6,308
Reflected as goodwill impairment	$ 35	$ 826	$ 3,849

During the second quarter of fiscal 2001, we committed to and began executing a restructuring program aimed at realigning our resources in order to focus on the large service provider market. We eliminated some marginally profitable or non-strategic product lines, merged certain technology platforms, consolidated development activities, eliminated management positions and duplications in marketing functions and programs, centralized our sales support functions, sold or leased certain of our manufacturing facilities and made greater use of contract manufacturers. We sold or disposed of the assets related to the eliminated product lines, closed facilities and reduced work forces in many of the countries where we operated at the end of fiscal 2000. As a result, we incurred net business restructuring charges and asset impairments in fiscal 2001 and 2002 of $11.4 billion and $2.3 billion (including goodwill impairment charges), respectively. In fiscal 2003, we recognized net reversals of $149 million.

Since the inception of the restructuring program, we have reduced our headcount by approximately 71,500 employees, to 34,500 employees as of September 30, 2003 (this figure includes the impacts of attrition and other headcount reductions in the ordinary course of business). In addition, the restructuring plans included facility closing charges related to exiting a significant number of owned and leased facilities, totaling approximately 15.9 million square feet, substantially all of which were exited as of September 30, 2003.

We have essentially completed the restructuring actions but continue to evaluate the remaining restructuring reserves at the end of each reporting period. There may be additional charges or reversals, since the companywide-restructuring program is an aggregation of many individual plans requiring judgments and estimates. Actual costs have differed from estimated amounts in the past.

The net reversals recognized in fiscal 2003 primarily related to lower than previously estimated costs of completing the restructuring actions. The actual termination benefits and curtailment costs were lower than the estimated amounts due to certain differences in actual versus assumed demographics, including the age, service lives and salaries of the separated employees. Net contract settlement reversals were related to the settlement of certain contractual obligations and purchase commitments for amounts lower than originally estimated. The additional facility closing charges were primarily due to lower estimates for expected sublease rental income on certain properties, offset by reversals resulting from negotiated settlements for lower amounts than originally planned on certain other properties. The adjustments to prior asset write-downs included changes to original plans for certain owned facility closings and reversals of inventory reserves as we utilized more discontinued product inventory than anticipated.

The net charges recognized in fiscal 2002 primarily related to additional headcount reductions; revisions to facility closings as a result of changes in estimates as to the amount and timing of expected sublease rental income; net asset write-downs primarily related to property, plant and equipment, capitalized software and inventory associated with additional product exits and the disposition of a manufacturing facility. The net gains (losses) on sales were related to business dispositions in fiscal 2002, including the enterprise professional services business and the billing and customer care business.

The charges recognized in fiscal 2001 primarily related to headcount reductions; contract settlement charges for the settlement of purchase commitments with suppliers and contract renegotiations or cancellations of contracts with customers; facility closings; asset write-downs primarily related to the impairment of goodwill and other acquired intangibles; and product discontinuances.

Refer to Note 2 to our consolidated financial statements for additional details on our business restructuring program and the related charges and reversals.

Other Income (Expense) and Interest Expense

The following table summarizes the components of other income (expense) and provides interest expense amounts:

	Years ended September 30,		
(in millions)	2003	2002	2001
Legal settlements	$ (401)	$ (212)	$ -
Debt conversion cost and gain on extinguishments, net	(97)	-	-
Gains on sales of businesses, net	49	725	56
Interest income	86	114	255
Income (loss) from equity method investments, net	(1)	14	(60)
Write-off of embedded derivative assets	-	-	(42)
Minority interests in earnings of consolidated subsidiaries	(10)	(12)	(81)
Gain (loss) on foreign currency transactions	10	(46)	(58)
Other-than-temporary write-downs of investments	(63)	(209)	(266)
Miscellaneous, net	(1)	(82)	(161)
Other income (expense), net	$ (428)	$ 292	$(357)
Interest expense	$ 353	$ 382	$ 518

Other income (expense)

Fiscal 2003

Other income (expense) included a $481 million charge for the settlement of purported class action lawsuits and other lawsuits against us and certain of our current and former directors and officers for alleged violation of federal securities laws, as well as for ERISA, and related claims. The charge included $315 million for payment in cash, stock or a combination of both; warrants, originally valued at $95 million, which increased to $161 million as a result of a change in their estimated fair value; and $5 million in administrative fees. Partially offsetting the charge was an $80 million reserve reduction for a legal settlement associated with our former consumer products leasing business, due to lower than anticipated claims experience. Refer to Note 18 to our consolidated financial statements for more information on legal settlements.

The debt conversion cost and gain on extinguishments was a result of the exchange of a portion of our 7.75% trust preferred securities and certain other debt obligations for shares of our common stock and cash. Refer to Note 11 to our consolidated financial statements for more information on these exchanges, including the number of securities exchanged.

The write-downs of equity investments were due to sustained weakness in the private equity markets. Refer to the section "Quantitative and Qualitative Disclosures About Market Risk" for a discussion of Equity Price Risk.

The gains on sales of businesses included $41 million of business disposition reserve reversals, primarily associated with the resolution of contingencies related to the sale of OFS.

Fiscal 2002

Other income (expense) included $725 million of gains from business dispositions, $664 million of which was from the sale of the OFS business and China joint ventures, and interest income of $114 million related to our cash and cash equivalents. This was partially offset by a legal settlement of $162 million related to our former consumer products telephone leasing business, a $50 million purchase price adjustment to settle a claim with VTech Holdings Limited and VTech Electronics Netherlands B.V., and other-than-temporary investment write-downs of $209 million, primarily related to our investment in Commscope.

Fiscal 2001

Other income (expense) included other-than-temporary write-downs on several of our investments due to adverse market conditions and net losses from minority interests and equity-method investments, offset in part by interest income. A write-off of embedded derivative assets was primarily related to one customer.

Interest Expense

Fiscal 2003 vs. 2002

Interest expense decreased by $29 million due to lower borrowings and amortization of fees related to the terminated credit facility, partially offset by higher average outstanding balances related to our trust preferred securities.

Fiscal 2002 vs. 2001

Interest expense decreased by $136 million due to a significant reduction in short-term debt, partially offset by interest expense related to our trust preferred securities, which were issued in March 2002.

Provision (Benefit) for Income Taxes

The following table presents our provision (benefit) for income taxes and the related effective tax (benefit) rates:

	Years ended September 30,		
(in millions)	2003	2002	2001
Provision (benefit) for income taxes	$ (233)	$4,757	$(5,734)
Effective tax (benefit) rate	(23.2)%	67.3%	(28.8)%

Fiscal 2003

The tax benefit for fiscal 2003 included a full valuation allowance on our net deferred tax assets and current tax expense, primarily related to certain non-U.S. operations, and several discrete items. These discrete items included the realization of $213 million in tax benefits from fully-reserved net operating losses as a result of carryback claims for taxes paid in prior years, principally by previously merged companies and our former foreign sales corporation. In addition, a $77 million tax benefit was recognized as a result of an expected favorable resolution of certain tax audit matters.

Fiscal 2002

The provision for income taxes during fiscal 2002 was primarily due to a charge for a full valuation allowance on our net deferred tax assets. At that time, several significant developments were considered in determining the need for a full valuation allowance, including the continuing severe market decline, uncertainty and lack of visibility in the telecommunications market as a whole, a significant decrease in current sequential quarterly revenue levels, a decrease in sequential earnings after several quarters of sequential improvement, and the possible need for further restructuring and cost reduction actions to attain profitability. Refer to Note 8 to our consolidated financial statements for more detail regarding this full valuation allowance.

Fiscal 2001

The effective tax benefit rate for fiscal 2001 was lower than the U.S. statutory rate, primarily due to the impact of non-tax deductible goodwill amortization, certain non-tax deductible business restructuring charges and asset impairments, as well as to an increase in our deferred tax valuation allowances, all of which decreased the effective tax benefit rate. Such decrease was offset in part by research and development tax credits.

Loss from Continuing Operations

As a result of the items discussed above, the loss from continuing operations and related per share amounts are as follows:

	Years ended September 30,		
(in millions, except per share amounts)	2003	2002	2001
Loss from continuing operations	$ (770)	$ (11,826)	$ (14,170)
Loss per share from continuing operations–basic and diluted	$ (0.29)	$ (3.51)	$ (4.18)
Weighted average number of common shares outstanding-basic and diluted	3,950	3,427	3,401

Income (Loss) from Discontinued Operations, Net

The income (loss) from discontinued operations, net during fiscal 2002 was $73 million, or $0.02 per basic and diluted share, and ($3.2) billion, or ($0.93) per basic and diluted share, during fiscal 2001 (refer to Note 3 to our consolidated financial statements). The discontinued operations consisted of Agere, our former microelectronics business, and our power systems business.

Extraordinary Gain, Net

During fiscal 2001, we realized a gain of $1.2 billion, net of a $780 million tax provision, or $0.35 per basic and diluted share, from the sale of our power systems business.

Cumulative Effect of Accounting Changes, Net

Effective fiscal 2001, we incurred a $38 million net charge for the cumulative effect of certain accounting changes. This comprised a $30 million earnings credit ($0.01 per basic and diluted share) from the adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and a $68 million charge to earnings ($0.02 per basic and diluted share) from the adoption of Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101").

Results of Operations by Segment

INS

The following table summarizes external revenues (both U.S. and non-U.S.), gross margin and operating loss:

(in millions)	2003	2002	% change	2001	% change
	Years ended September 30,				
U.S.	$ 2,205	$ 3,440	(36%)	$ 7,030	(51%)
Non-U.S.	2,030	2,822	(28%)	5,081	(44%)
Total	$ 4,235	$ 6,262	(32%)	$12,111	(48%)
Gross margin %	22%	0%	22 pts	10%	(10 pts)
Operating loss	$ (119)	$ (2,954)	96%	$ (4,729)	38%
Return on sales	(3%)	(47%)	44 pts	(39%)	(8 pts)

Fiscal 2003 vs. 2002

During fiscal 2003, INS revenues declined by 32%. The decline was reflected in all product lines and geographic regions. Approximately 61% of the decline was in the United States, and approximately 39% was non-U.S., primarily in EMEA. In the United States, the decline primarily resulted from reductions and delays in capital spending by the large telecommunications service providers. The decline in non-U.S. revenues was particularly concentrated in EMEA, as certain European service providers responded to excess network capacity, principally within the optical area. To a lesser extent, the decline was also due to lower revenues associated with a long-term project. The five largest INS customers represented approximately 41% and 42% of INS revenues during fiscal 2003 and 2002, respectively. INS revenues were approximately $1.0 billion during each quarter of fiscal 2003 but are subject to volatility from changes in spending by significant customers.

During fiscal 2003, the operating loss declined by $2.8 billion, to $119 million. The improvement was driven by a $1.9 billion decrease in operating expenses and a $938 million increase in gross margin. The gross margin rate increased 22 percentage points, to 22%, despite the lower sales volume. The higher gross margin rate was primarily due to lower inventory-related charges, which accounted for eight percentage points of the improvement, and continued cost reductions from supply chain rationalization and efficiency gains, which accounted for nine percentage points of the improvement. The remaining improvement was due to a more favorable product mix. Operating expenses declined $1.9 billion due to a number of factors. INS benefited in fiscal 2003 from approximately $770 million of lower provisions for bad debts and customer financings, which included the impact of approximately $100 million of net recoveries of certain amounts provided for in prior years. The remaining decline of $1.1 billion was primarily due to the restructuring program and less discretionary spending, of which nearly two-thirds was from lower spending for R&D through product rationalizations.

Fiscal 2002 vs. 2001

During fiscal 2002, INS revenues declined by 48% as a result of continuing reductions and delays in capital spending by service providers. The decline was reflected in all product lines and geographic regions. The deterioration of the creditworthiness or financial condition of certain service providers also adversely affected revenues, although to a much lesser degree. Approximately 61% of the decline was in the United States, and approximately 39% was non-U.S., primarily in EMEA. The five largest INS customers represented 42% and approximately 45% of its revenues during fiscal 2002 and 2001, respectively.

During fiscal 2002, the operating loss declined by $1.8 billion, to $3.0 billion. The INS gross margin rate was under significant pressure and declined 10 percentage points during fiscal 2002. The low gross margin rate was primarily due to unabsorbed fixed costs as a result of significantly lower revenue levels, as well as significant inventory-related charges. Operating expenses declined by approximately 50%, to $3.0 billion, of which $2.2 billion resulted from headcount reductions and less discretionary spending. The remaining decrease was from lower provisions for bad debts and customer financings of $755 million, primarily due to the significant charges incurred for amounts due from one customer, Winstar, in the prior year.

Mobility

The following table summarizes external revenues (both U.S. and non-U.S.), gross margin and operating income (loss):

	Years ended September 30,				
(in millions)	2003	2002	% change	2001	% change
U.S.	$ 2,681	$ 4,337	(38%)	$ 4,960	(13%)
Non-U.S.	1,320	1,198	10%	1,410	(15%)
Total	$ 4,001	$ 5,535	(28%)	$ 6,370	(13%)
Gross margin %	38%	28%	10 pts	20%	8 pts
Operating income (loss)	$ 322	$ (587)	155%	$ (1,605)	63%
Return on sales	8%	(11%)	19 pts	(25%)	14 pts

Fiscal 2003 vs. 2002

During fiscal 2003, Mobility revenues decreased by 28%. The decrease resulted from reductions in capital spending, primarily in the United States, as large service providers continued to preserve capital resources. The declines in U.S. revenues were also attributable to two large service providers, AT&T Wireless and Cingular, that selected alternatives to our TDMA technologies. The decline in revenues attributable to these two customers represented approximately 50% of the Mobility U.S. revenue decline during fiscal 2003. Non-U.S. revenues increased by 10% during fiscal 2003, primarily as a result of large CDMA network build-outs in the APAC region, primarily China and India. The five largest Mobility customers represented approximately 71% and 77% of its revenues during fiscal 2003 and 2002, respectively. Future revenue trends may remain volatile as a result of this concentration among a limited number of customers. Quarterly revenues ranged from $826 million to nearly $1.3 billion during fiscal 2003.

During fiscal 2003, operating income increased by $909 million due to a $934 million decrease in operating expenses, partially offset by a slight decline in gross margin. Despite the decline in U.S. revenues, the gross margin rate increased 10 percentage points, to 38%, in fiscal 2003. The higher gross margin rate was due to lower inventory-related charges, which accounted for seven percentage points of the improvement, supply chain rationalization and efficiency gains, which accounted for two percentage points of the improvement, and, to a lesser extent, favorable product mix. The operating expense decrease was primarily due to approximately $640 million of lower provisions for bad debts and customer financings, including the impact of approximately $130 million of net recoveries of certain amounts reserved in prior years. In addition, approximately $100 million of the decline was due to the net impact of impairment charges of $50 million and $250 million during fiscal 2003 and 2002, respectively, related to certain capitalized software development assets and equipment for UMTS offset by expensing our UMTS development costs as incurred during fiscal 2003. The remainder of the operating expense decline was primarily due to cost reductions realized from our restructuring program and to less discretionary spending.

Fiscal 2002 vs. 2001

During fiscal 2002, Mobility revenues decreased by 13%. The decrease in the United States resulted primarily from reductions in capital spending by certain service providers. The decrease in non-U.S. revenues for fiscal 2002 resulted from reductions in Central and Latin America and the APAC region, primarily due to a loss of fiscal 2002 revenues from One.Tel, which went into receivership during 2001, partially offset by higher revenues in China and the EMEA region. In addition, approximately 20% of the decline was related to lower revenues from a U.S. customer that defaulted on its customer financing commitment. The five largest Mobility customers represented 77% and approximately 70% of its revenues during fiscal 2002 and 2001, respectively.

During fiscal 2002, the Mobility operating loss declined by $1.0 billion, to $587 million. Driving this improvement was an increase in gross margin of $262 million and a decrease in operating expenses of $756 million. The gross margin rate increased eight percentage points to 28% due to lower inventory-related and warranty-related charges, as well as cost reductions. However, the gross margin rate in fiscal 2002 was still significantly affected by similar charges. The reduction in operating expenses resulted from a reduction in provisions for bad debts and customer financings of $266 million, as well as a reduction in other operating expenses of $490 million, primarily related to headcount reductions under our restructuring program and lower discretionary spending. In fiscal 2002, approximately 50% of Mobility's provisions for bad debts and customer financings were due to one customer that defaulted on its customer financing commitment. In fiscal 2001, Mobility incurred significant provisions for bad debts and customer financings for amounts due from two significant customers.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow overview

Cash and cash equivalents increased $927 million during fiscal 2003, to $3.8 billion, primarily from $1.6 billion of cash proceeds received from the issuance of convertible senior debentures and an $845 million net reduction in short-term investments. This increase was partially offset by $948 million of cash used in operations and approximately $500 million of repayments of certain debt obligations and convertible preferred securities.

Operating activities

Cash used in operating activities of $948 million for fiscal 2003 primarily resulted from a loss from operations of $779 million (adjusted for non-cash items) and changes in other operating assets and liabilities of $864 million. This was partially offset by a reduction in working capital requirements (receivables, inventories and contracts in process and accounts payable) of $695 million. The reduction in working capital was due to the decrease in sales volume during the fourth quarter of fiscal 2003 compared with the fourth quarter of fiscal 2002. Generally, working capital requirements will increase or decrease with quarterly revenue levels. Our working capital requirements have also been reduced through more favorable billing terms, collection efforts and streamlined supply chain operations. The changes in other operating assets and liabilities include cash outlays for our restructuring program of $629 million and capitalized software of $313 million.

Cash used in operating activities was $756 million for fiscal 2002. This primarily resulted from a loss from continuing operations of $2.9 billion (adjusted for non-cash items) and changes in other operating assets and liabilities of $2.4 billion, offset in part by a reduction in working capital requirements of $4.5 billion. The reduction in working capital primarily resulted from the significant decrease in sales volume during fiscal 2002 compared with fiscal 2001. In addition to the effect of reduced sales volume, the decline in inventory and contracts in process was also a result of our continued efforts to streamline supply chain operations and accelerate billings for our long-term contracts. The changes in other operating assets and liabilities include cash outlays under our restructuring program of $1.0 billion and a reduction in other operating assets and liabilities due to the decrease in sales volume and headcount. Federal and state income tax refunds in fiscal 2002 amounted to approximately $1.0 billion, including $616 million received in connection with changes to tax legislation.

Cash used in operating activities was $3.4 billion for fiscal 2001. This primarily resulted from a loss from continuing operations of $6.6 billion (adjusted for non-cash items) and changes in other operating assets and liabilities of $602 million. Changes in other operating assets and liabilities primarily include a net increase in notes receivable and higher software development assets, offset in part by business restructuring liabilities. The increases in net cash used in operating activities were partially offset by a reduction in working capital requirements of $3.7 billion. The receivables improvement was largely due to improved collections and lower sales volumes in fiscal 2001 as compared with fiscal 2000. Improvements in inventory and contracts in process resulted from streamlining inventory supply chain operations, as well as lower amounts in net contracts in process due to the wind-down of a project in Saudi Arabia.

Investing activities

Cash provided by investing activities of $758 million for fiscal 2003 was primarily due to net maturities of short-term investments of $845 million, proceeds from the sale of facilities of $158 million and the sale of certain other investments of $78 million. Capital expenditures were $291 million, which included $102 million for the repurchase of certain real estate under a synthetic lease agreement that was previously used to fund certain real estate construction costs. In addition, during fiscal 2003 we purchased the remaining 10% minority interest in AGCS for $23 million. We currently do not expect any significant cash proceeds from business or asset dispositions in the near future.

Cash provided by investing activities of $757 million for fiscal 2002 was primarily from the $2.6 billion of net cash proceeds received from the disposition of businesses and the sale of certain manufacturing operations, partially offset by $1.5 billion of purchases of short-term investments and $449 million of capital expenditures of. Cash proceeds from dispositions primarily included the $2.1 billion received from the sale of our OFS businesses, $60 million from the sale of our voice enhancement and echo cancellation business, $93 million from the sale of New Venture Partners II LP, $250 million from the sale of our billing and customer care business and $96 million from the sale of certain manufacturing operations to Solectron.

Cash provided by investing activities of $2.0 billion for fiscal 2001 was primarily due to $2.5 billion in proceeds from the sale of the power systems business, $572 million from the sale of two of our manufacturing operations to Celestica and $177 million of sales or disposals of property, plant and equipment. These proceeds were partially offset by capital expenditures of $1.4 billion.

Financing activities

Cash provided by financing activities of $1.1 billion for fiscal 2003 was primarily due to the issuance of 2.75% Series A and Series B convertible senior debentures for a net amount of $1.6 billion. A portion of the net proceeds was used to repay or retire certain debt obligations and convertible preferred securities, all of which have higher interest or dividend rates than the debentures we issued (the remainder of the proceeds could be used for general corporate purposes). Specifically, we paid approximately $500 million toward these obligations, including the prepayment of $240 million of a mortgage loan for three of our primary facilities, retirement of $176 million of certain other long-term debt obligations and $69 million for the partial retirement of our 8% redeemable convertible preferred stock. We also received other proceeds of $113 million from prepaid forward sales agreements for our investment in Corning common stock, which we received in connection with the sale of our OFS business. These forward sales agreements were reflected as secured borrowings as of September 30, 2003, and matured on October 1, 2003. We also settled our 8% redeemable convertible preferred stock dividend requirement of $91 million with 46 million shares of our common stock and $6 million of cash.

Cash provided by financing activities of $468 million for fiscal 2002 included $1.8 billion of proceeds from the sale of 7.75% convertible trust preferred securities in March 2002. Fees paid in connection with this transaction were approximately $46 million. Partially offsetting these proceeds were repayments of $1.1 billion for amounts outstanding under our credit facilities and other short-term borrowings and $149 million for preferred stock dividends.

Cash provided by financing activities for fiscal 2001 was $2.6 billion, primarily due to net proceeds received from the issuance of 8% redeemable convertible preferred stock in August 2001 of $1.8 billion (a portion of the proceeds received were used to reduce borrowings under our credit facilities), net borrowings under our credit facilities of $3.5 billion ($2.5 billion of the debt associated with borrowings was assumed by Agere), and proceeds from a real estate debt financing of $302 million under which certain real estate was transferred to a separate, consolidated wholly-owned subsidiary. Borrowings under our credit facilities were used to fund our operations and to pay down $2.1 billion of short-term borrowings, which primarily represented commercial paper. We had no commercial paper outstanding as of September 30, 2001. In addition, we repaid the current portion of long-term debt that matured in July 2001 of $750 million. Dividends paid on our common stock in fiscal 2001 were $204 million.

We are currently authorized by our board of directors to issue shares of our common stock or use cash in exchange for the above-referenced convertible securities and certain other debt obligations. As disclosed in more detail in Note 11 to our consolidated financial statements, we retired approximately $2.1 billion of our convertible securities and certain other debt obligations in exchange for approximately 621 million shares of our common stock and $487 million in cash through September 30, 2003, in several separate and privately negotiated transactions. These transactions reduced future obligations at a discount and are expected to reduce annual interest and dividend requirements. We may issue more of our common shares in similar transactions in the future, which would result in additional dilution to our common shareowners.

Subsequent to September 30, 2003, and through December 5, 2003, we retired $23 million of our convertible securities for $24 million of cash. We may retire additional debt obligations and convertible securities for cash in the future.

On November 24, 2003, we exchanged all of our outstanding 8% redeemable convertible preferred stock for 8% convertible subordinated debentures. This exchange was made pursuant to rights we had under the terms of the preferred stock to exchange them for the convertible subordinated debentures. These debentures have the same payment dates and record dates as the preferred stock dividends. However, the interest payments on the debentures must be paid in cash. The subordinated debentures have terms substantially the same as the preferred stock with respect to put rights, redemptions and conversion into common stock. Any outstanding amounts related to these securities will be classified as debt maturing within one year due to the August 2004 redemption feature. This action increased our flexibility to settle this obligation by eliminating certain legal requirements related to available capital surplus as defined by Delaware law.

Future capital requirements

We expect our operations will continue to use cash during fiscal 2004. The lower cash requirements for restructuring actions and the effects of cost reduction actions, including the full-year impact of actions completed during fiscal 2003, are expected to be offset by less favorable working capital impacts and cash required for postretirement healthcare benefits.

Our near-term cash requirements are primarily related to funding our operations (including our restructuring program), capital expenditures, debt and other obligations discussed below. We expect to continue to use cash to meet these requirements throughout fiscal 2004. We believe our cash and cash equivalents of $3.8 billion and short-term investments of $686 million as of September 30, 2003, are sufficient to fund our cash requirements for the next 12 months. However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If sources of liquidity are not available or if we cannot generate sufficient cash flow from operations, we might be required to obtain additional sources of funds through additional operating improvements, capital market transactions, asset sales or financing from third parties, or a combination thereof. We cannot provide assurance that these additional sources of funds will be available or, if available, would have reasonable terms.

The cash requirements of our restructuring program are approximately $2.7 billion, of which approximately $2.2 billion had been paid through September 30, 2003. The remaining cash requirement is expected to be paid over several years, including approximately $200 million during fiscal 2004. Most of the remaining cash requirement is for lease obligations, which are net of expected sublease rental income of approximately $248 million. If we do not receive this expected income, our cash requirements under the restructuring program could increase.

We do not expect to make contributions to our U.S. pension plans in fiscal 2004 or fiscal 2005. Our current expected funding requirements for postretirement healthcare benefits are approximately $300 million in fiscal 2004. For more information on these obligations, including their expected longer-term effects on liquidity, see the detailed risk factors included in Part 1, Item 1, of our Form 10-K for the year ended September 30, 2003. In addition, legislative and regulatory changes are being considered that could alter the manner in which liabilities are determined for the purpose of calculating required pension contributions under ERISA. Depending on the outcome of the proposals, our longer-term funding requirement for our pension plans could be significantly affected. Until the proposals are finalized, we cannot predict the impact on our financial position.

We have agreed to indemnify the Insured Special Purpose Trust ("ISPT") and its lenders and investors for certain defaulted principal and interest payments related to customer finance loans that were held by the ISPT and are subject to a dispute with an unaffiliated insurer. These funding requirements are $78 million in fiscal 2004 and $208 million thereafter through 2008. The ISPT has been included in our consolidated financial statements since April 1, 2003. Refer to Note 18 to our consolidated financial statements for additional information on the ISPT and the dispute regarding insurance coverage.

Our 8% subordinated debentures are redeemable at the option of the holders on various dates, the earliest of which is August 2, 2004. Provided certain criteria are met, we have the option to satisfy this put with cash, shares of our common stock or a combination of both. The principal amount of these securities was $852 million as of December 5, 2003.

As discussed in more detail in Note 18 to our consolidated financial statements, we may fund up to $315 million of our shareowner litigation settlement with cash, shares of our common stock or a combination of both. We expect to finalize this settlement during fiscal 2004 or 2005.

Letters of credit are obtained to ensure the performance or payment to third parties in accordance with specified terms and conditions. On May 28, 2003, we entered into two new senior secured credit agreements that currently provide for the issuance of new letters of credit and the renewal of existing letters of credit until December 31, 2004. The agreements are subject to certain cash collateral requirements that may increase if we fail to maintain specified levels of consolidated minimum operating income (adjusted for certain defined items) or if we fail to maintain a minimum amount of unrestricted cash and short-term investments. As of September 30, 2003, outstanding letters of credit and amounts unused and available to us under these agreements were $298 million and $290 million, respectively.

On May 28, 2003, we also amended our Guarantee and Collateral Agreement and our Collateral Sharing Agreement. Under these agreements, certain of our U.S. subsidiaries have guaranteed certain of our obligations, and these subsidiaries have pledged substantially all of their assets as collateral. These agreements provide security for certain of our obligations, including letters of credit, specified hedging arrangements, guarantees to lenders for vendor financing, lines of credit, an agreement relating to our ISPT, cash management and other bank operating arrangements. The amount of these outstanding obligations was $543 million as of September 30, 2003.

We have effective shelf registration statements with the SEC for the issuance of up to approximately $1.9 billion of securities, including shares of common stock and preferred stock, debt securities, warrants, stock purchase contracts and stock purchase units.

Customer financing commitments

The following table summarizes our customer financing commitments as of September 30, 2003 and September 30, 2002:

(in millions)	September 30, 2003			September 30, 2002		
	Total loans and guarantees	Loans	Guarantees	Total loans and guarantees	Loans	Guarantees
Drawn commitments	$ 442	$ 354	$ 88	$ 1,098	$ 909	$ 189
Available but not drawn	49	6	43	93	51	42
Not available	14	14	-	151	151	-
Total commitments	$ 505	$ 374	$ 131	$ 1,342	$ 1,111	$ 231
Reserves	$ 415			$ 951		

We may provide or commit to additional customer financings on a limited basis. We are focusing on the larger service providers, that typically have less demand for such financing. We carefully review requests for customer financing on a case-by-case basis. Such review assesses the credit quality of the individual borrowers, their respective business plans and market conditions. We also assess our ability to sell or transfer the undrawn commitments and drawn borrowings to unrelated third parties.

We continue to monitor drawn borrowings and undrawn commitments by assessing, among other things, each customer's short-term and long-term liquidity positions, the customer's current operating performance versus plan, the execution challenges facing the customer, changes in the competitive landscape and the customer's management experience and depth. When potential problems are evident, we undertake certain mitigating actions, including cancellation of commitments. Although these actions can limit the extent of our losses, exposure remains to the extent of drawn amounts, which may not be recoverable. Our customer financing commitments were reduced to $505 million during fiscal 2003, as a result of the collections, settlement or write-off of certain fully-reserved notes and the expiration of several commitments.

Credit ratings

Our credit ratings are below investment grade. Any credit downgrade affects our ability to enter into and maintain certain contracts on favorable terms and increases our cost of borrowing. Our credit ratings as of December 5, 2003, are as follows:

Rating Agency	Long-term debt	8% subordinated debentures	Trust preferred securities	Last change
Standard & Poor's (a)	B-	CCC-	CCC-	September 4, 2003
Moody's (b)	Caa1	Caa3	Caa3	December 2, 2003

(a) Ratings affirmed and removed from Credit Watch; ratings outlook is negative.
(b) Ratings outlook is negative.

Contractual obligations and other commercial commitments and contingencies

The following tables quantify our future contractual obligations and commercial commitments as of September 30, 2003:

Contractual obligations

			Payments due in fiscal				
(in millions)	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt (including company-obligated trust preferred securities) (a)	$ 5,710	$ 114	$ 91	$ 607	$ -	$ -	$ 4,898
8% redeemable convertible preferred stock (a)	868	-	-	-	-	-	868
Operating leases (b)	1,394	243	174	131	109	99	638
Unconditional purchase obligations (c)	1,447	984	409	41	7	6	-
Total	$9,419	$ 1,341	$ 674	$ 779	$ 116	$ 105	$ 6,404

(a) Refer to Notes 9 and 10 to our consolidated financial statements for additional information related to long-term debt and redeemable convertible securities, including early redemption features.
(b) The contractual obligations under operating leases exclude approximately $360 of potential lease obligations that were assigned to Avaya, Agere and other entities for which we remain secondarily liable.
(c) Refer to Note 18 to our consolidated financial statements for additional information related to purchase obligations.

Other commercial commitments

			Amounts expiring in fiscal				
(in millions)	Total	2004	2005	2006	2007	2008	Thereafter
Letters of credit	$ 588	$ 526	$ 34	$ 7	$ 3	$ 2	$ 16
Undrawn customer commitments	63	5	-	14	-	16	28
Total	$ 651	$ 531	$ 34	$ 21	$ 3	$ 18	$ 44

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates, interest rates and equity prices. We manage our exposure to these market risks through the use of derivative financial instruments, coupled with other strategies. Our risk management objective is to minimize the effects of volatility on our cash flows by identifying the assets, liabilities or forecasted transactions exposed to these risks and hedging them. Hedges may be achieved by either forward or option contracts, swap derivatives, or embedded terms into certain contracts that affect the ultimate amount of cash flows under the contract. Since there is a high correlation between the hedging instruments and the underlying exposures, the gains and losses on these exposures are generally offset by reciprocal changes in value of the hedging instruments when used. We use derivative financial instruments as risk management tools and not for trading or speculative purposes.

Foreign currency risk

As a multinational company, we conduct our business in a wide variety of currencies and are therefore subject to market risk for changes in foreign exchange rates. We use foreign exchange forward and option contracts to minimize exposure to the risk of the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers and non-U.S. subsidiaries. Our objective is to hedge all types of foreign currency risk to preserve our economic cash flows, but we generally do not expect to designate these derivative instruments as hedges under current accounting standards unless the benefits of doing so are material. Cash inflows and outflows denominated in the same foreign currency are netted on a legal entity basis, and the corresponding net cash flow exposure is appropriately hedged. To the extent that the forecast cash flow exposures are overstated or understated or if there is a shift in the timing of the anticipated cash flows during periods of currency volatility, we may experience unanticipated currency gains or losses. We do not hedge our net investment in non-U.S. entities because we view those investments as long-term in nature.

Our primary net foreign currency exposures as of September 30, 2003 and 2002, included the British pound, Chinese yuan, Japanese yen, euro and Indian rupee. We use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of the foreign currency forwards and options and on our results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in the value of foreign currencies, assuming no change in interest rates. For contracts outstanding as of September 30, 2003 and 2002, a 10% adverse movement in the value of foreign currencies against the U.S. dollar from the prevailing market rates, including the primary foreign currency exposures noted above, would have resulted in an incremental pre-tax net unrealized loss of $12 million and $21 million, respectively. Consistent with the nature of the economic hedge, any unrealized gains or losses on such forwards and options would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged. The model to determine sensitivity assumes a parallel shift in all foreign currency exchange spot rates, although exchange rates rarely move together in the same direction. We have not changed our foreign exchange risk management strategy from the prior year.

Interest rate risk

The fair values of our fixed-rate long-term debt, interest rate swaps, 7.75% trust preferred securities and short-term investments are sensitive to changes in interest rates. Prior to May 2002, our debt obligations primarily consisted of fixed-rate debt instruments, while our interest rate sensitive assets were primarily variable-rate instruments. In the latter half of fiscal 2002, we began to mitigate this interest rate sensitivity by adding short-term fixed-rate assets to our investment portfolio and simultaneously entering into interest rate swaps on a portion of our debt obligations to make them variable-rate debt instruments. Under these swaps, we receive a fixed interest rate of 7.25% and pay an average floating rate of LIBOR (1.17% as of September 30, 2003) plus 2.91% on the $500 million notional amounts of the swaps. Subsequent to September 30, 2003, we entered into additional interest rate swaps on a portion of our debt obligations to make them variable-rate debt. Under these swaps, we receive a fixed interest rate of 5.5% and pay an average floating rate of LIBOR plus 1.85% on a notional amount of $200 million. The objective of maintaining the mix of fixed and floating-rate debt and investments is to mitigate the variability of cash inflows and outflows resulting from interest rate fluctuations, as well as to reduce the overall cost of borrowing. We do not enter into derivative transactions on our cash equivalents because their relatively short maturities do not create significant risk. We do not foresee any significant changes in our interest rate risk management strategy or in our exposure to interest rate fluctuations.

The impacts of a sensitivity analysis we performed under a model that assumes a hypothetical 75 basis point parallel shift in interest rates are as follows:

(in millions)	Fair value as of September 30, 2003	Hypothetical increase or decrease in fair value as of September 30, 2003	Fair value as of September 30, 2002	Hypothetical increase or decrease in fair value as of September 30, 2002
Assets:				
Short-term investments	$ 686	$ 4	$ 1,526	$ 7
Interest rate swaps	28	10	28	13
Liabilities:				
Long-term debt (including company-obligated trust preferred securities)	$ 4,597	$ 241	$ 1,681	$ 33

Our sensitivity analysis on long-term debt obligations excludes variable-rate debt instruments because the changes in interest rates would not significantly affect the fair values of such instruments. In addition, our variable-rate customer finance notes have been excluded because a significant portion of the principal balances and related receivables for accrued interest are fully-reserved. Refer to Notes 9 and 15 to our consolidated financial statements for information related to long-term debt.

Equity price risk

Our investment portfolio includes equity investments in publicly held companies that are classified as available-for-sale and other strategic equity holdings in privately held companies and venture funds. These securities are exposed to price fluctuations and are generally concentrated in high-technology industries. As of September 30, 2003, the carrying values of our available-for-sale equity securities and privately held securities were $5 million and $131 million, respectively. As of September 30, 2002, the carrying values of our available-for-sale equity securities and privately held securities were $117 million and $213 million, respectively.

The fair values of two available-for-sale securities (Commscope and Corning) that were obtained in connection with the sale of our optical fiber businesses totaled $101 million out of a total available-for-sale portfolio valued at $117 million as of September 30, 2002. As described below, we entered into prepaid forward sales agreements for all of our Corning shares. The process of determining the fair values of our privately held equity investments inherently requires certain assumptions and subjective judgments. These valuation assumptions and judgments include consideration of: (1) the investee's earnings and cash flow position, cash flow projections, and rate of cash consumption; (2) recent rounds of equity infusions by us and other investors; (3) the strength of the investee's management; and (4) valuation data provided by the investee that may be compared with data for peers. We have and may continue to record impairment losses and write down the carrying value of certain equity investments when the declines in fair value are other-than-temporary. Investment impairment charges recognized in fiscal 2003 and 2002 were $63 million and $209 million, respectively.

We generally do not hedge our equity price risk due to hedging restrictions imposed by the issuers, illiquid capital markets or our inability to hedge non-marketable equity securities in privately held companies. As of September 30, 2003 and 2002, a 20% adverse change in equity prices would have resulted in an approximate $1 million decrease and $23 million decrease, respectively, in the fair value of our available-for-sale equity securities. The model to determine sensitivity assumes a corresponding shift in all equity prices. This analysis excludes stock purchase warrants, as we do not believe that the value of such warrants is significant. During fiscal 2003, the reported decrease in equity price sensitivity was primarily due to a decrease in the amount of available-for-sale securities outstanding as of September 30, 2003. An adverse movement in the equity prices of our holdings in privately held companies cannot be easily quantified, as our ability to realize returns on investments depends on the investees' ability to raise additional capital or derive cash inflows from continuing operations or through liquidity events such as initial public offerings, mergers or private sales. During fiscal 2003, we entered into prepaid forward sales agreements for all of our Corning shares, under which we received $113 million and locked in $64 million of unrealized appreciation. On October 1, 2003, these forward sales agreements matured, and as a result we realized $64 million of appreciation that will be recognized in other income (expense) in the first quarter of fiscal 2004. As of September 30, 2002, we had no outstanding hedging instruments for our equity price risk.

Five-Year Summary of Selected Financial Data
(in millions, except per share amounts)

	Years ended September 30,				
	2003	2002	2001	2000	1999
RESULTS OF OPERATIONS					
Revenues	$ 8,470	$ 12,321	$ 21,294	$ 28,904	$ 26,993
Business restructuring charges (reversals) and asset impairments	(184)	1,490	7,567	-	-
Impairment of goodwill	35	826	3,849	-	-
Provision (benefit) for income taxes	(233)	4,757	(5,734)	924	1,456
Income (loss) from continuing operations	(770)	(11,826)	(14,170)	1,433	2,369
Earnings (loss) per common share from continuing operations:					
Basic	(0.29)	(3.51)	(4.18)	0.44	0.76
Diluted	(0.29)	(3.51)	(4.18)	0.43	0.74
Dividends per common share	-	-	0.06	0.08	0.08
FINANCIAL POSITION					
Cash, cash equivalents and short-term investments	$ 4,507	$ 4,420	$ 2,390	$ 1,467	$ 1,686
Total assets	15,765	17,791	33,664	47,512	34,246
Total debt	5,980	5,106	4,409	6,498	5,788
8.00% redeemable convertible preferred stock	868	1,680	1,834	-	-
Shareowners' (deficit) equity	(4,239)	(4,734)	11,023	26,172	13,936

REPORT OF MANAGEMENT

Management is responsible for the preparation of Lucent Technologies Inc.'s consolidated financial statements and all related information appearing in this Annual Report. The consolidated financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America and include certain amounts that are estimates based upon currently available information and management's judgment of current conditions and circumstances.

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls, including an internal audit function. Even an effective internal control system, no matter how well designed, has inherent limitations - including the possibility of circumvention or overriding of controls - and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent accountants and the internal auditors.

The Audit and Finance Committee of the board of directors, which is composed of independent directors, meets periodically with management, the internal auditors and the independent auditors to review the manner in which these groups are performing their responsibilities and to carry out the Audit and Finance Committee's oversight role with respect to auditing, internal controls and financial reporting matters. Both the internal auditors and the independent auditors periodically meet privately with the Audit and Finance Committee and have access to its individual members.

Lucent engaged PricewaterhouseCoopers LLP, independent auditors, to audit the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which includes consideration of our internal control structure for purposes of designing their audit procedures.



Patricia F. Russo
Chairman and Chief Executive Officer



Frank A. D'Amelio
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareowners of
LUCENT TECHNOLOGIES INC.:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, changes in shareowners' (deficit) equity and cash flows present fairly, in all material respects, the financial position of Lucent Technologies Inc. and its subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its accounting method for goodwill and other intangible assets. As discussed in Note 17 to the consolidated financial statements, in 2001 the Company changed its accounting methods for revenue recognition and for derivative financial instruments.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
October 22, 2003,
except for the second paragraph of Note 10, as to which the date is November 24, 2003.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Years ended September 30,		
	2003	2002	2001
Revenues:			
Products	$ 6,666	$ 9,594	$ 17,095
Services	1,804	2,727	4,199
Total revenues	8,470	12,321	21,294
Costs:			
Products	4,360	8,416	15,592
Services	1,458	2,353	3,644
Total costs	5,818	10,769	19,236
Gross margin	2,652	1,552	2,058
Operating expenses:			
Selling, general and administrative	1,509	3,969	7,410
Research and development	1,488	2,310	3,520
Goodwill impairment	35	826	3,849
Business restructuring charges (reversals) and asset impairments, net	(158)	1,426	6,308
Total operating expenses	2,874	8,531	21,087
Operating loss	(222)	(6,979)	(19,029)
Other income (expense), net	(428)	292	(357)
Interest expense	353	382	518
Loss from continuing operations before income taxes	(1,003)	(7,069)	(19,904)
Provision (benefit) for income taxes	(233)	4,757	(5,734)
Loss from continuing operations	(770)	(11,826)	(14,170)
Income (loss) from discontinued operations, net	-	73	(3,172)
Loss before extraordinary item and cumulative effect of accounting changes	(770)	(11,753)	(17,342)
Extraordinary gain, net	-	-	1,182
Cumulative effect of accounting changes, net	-	-	(38)
Net loss	(770)	(11,753)	(16,198)
Conversion and redemption costs – 8% redeemable convertible preferred stock	(287)	(29)	-
Preferred stock dividends and accretion	(103)	(167)	(28)
Net loss applicable to common shareowners	$ (1,160)	$ (11,949)	$ (16,226)
Loss per common share — basic and diluted			
Loss from continuing operations	$ (0.29)	$ (3.51)	$ (4.18)
Net loss applicable to common shareowners	$ (0.29)	$ (3.49)	$ (4.77)
Weighted average number of common shares Outstanding — basic and diluted	3,950	3,427	3,401

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except per share amounts)

	September 30, 2003	September 30, 2002
ASSETS		
Cash and cash equivalents	$ 3,821	$ 2,894
Short-term investments	686	1,526
Receivables, less allowance of $246 in 2003 and $325 in 2002	1,511	1,647
Inventories	632	1,363
Contracts in process, net	33	10
Other current assets	1,150	1,715
Total current assets	7,833	9,155
Property, plant and equipment, net	1,593	1,977
Prepaid pension costs	4,659	4,355
Goodwill and other acquired intangibles, net of accumulated amortization of $925 in 2003 and $910 in 2002	188	224
Other assets	1,492	2,080
Total assets	$ 15,765	$ 17,791
LIABILITIES		
Accounts payable	$ 1,072	$ 1,298
Payroll and benefit-related liabilities	1,080	1,094
Debt maturing within one year	389	120
Other current liabilities	2,474	3,814
Total current liabilities	5,015	6,326
Postretirement and postemployment benefit liabilities	4,669	5,246
Pension liabilities	2,494	2,752
Long-term debt	4,439	3,236
Company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust	1,152	1,750
Other liabilities	1,367	1,535
Total liabilities	19,136	20,845
Commitments and contingencies		
8.00% redeemable convertible preferred stock	868	1,680
SHAREOWNERS' DEFICIT		
Preferred stock—par value $1.00 per share; authorized shares: 250; issued and outstanding: none	-	-
Common stock — par value $.01 per share; Authorized shares: 10,000; 4,170 issued and 4,169 outstanding shares as of September 30, 2003, and 3,491 issued and 3,490 outstanding shares as of September 30, 2002	42	35
Additional paid-in capital	22,252	20,606
Accumulated deficit	(22,795)	(22,025)
Accumulated other comprehensive loss	(3,738)	(3,350)
Total shareowners' deficit	(4,239)	(4,734)
Total liabilities, redeemable convertible preferred stock and shareowners' deficit	$ 15,765	$ 17,791

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' (DEFICIT) EQUITY
(in millions)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Shareowners' (Deficit) Equity
Balance as of September 30, 2000	3,384	$ 34	$20,374	$ 6,129	$ (365)	$ 26,172
Net loss				(16,198)		(16,198)
Minimum pension liability adjustment					(8)	(8)
Foreign currency translation adjustment					(30)	(30)
Reclassification of foreign currency translation losses realized upon the sale of foreign entities					(3)	(3)
Unrealized holding losses on certain investments					(95)	(95)
Reclassification adjustment for realized holding gains and impairment losses on certain investments					50	50
Net unrealized holding losses on derivatives					(1)	(1)
Cumulative effect of accounting change (SFAS 133)					11	11
Comprehensive loss						(16,274)
Common stock dividends declared				(204)		(204)
Issuance of common stock	30		234			234
Tax benefit from employee stock options			18			18
Preferred stock dividends and accretion			(28)			(28)
Agere initial public offering			922			922
Compensation on equity-based awards			87			87
Other			95	1		96
Balance as of September 30, 2001	3,414	34	21,702	(10,272)	(441)	11,023
Net loss				(11,753)		(11,753)
Minimum pension liability adjustment					(2,927)	(2,927)
Foreign currency translation adjustment					40	40
Reclassification of foreign currency translation gain realized upon the sale of foreign entities					20	20
Unrealized holding losses on certain investments					(27)	(27)
Reclassification adjustment for realized holding losses and impairment losses on certain investments					(8)	(8)
Net unrealized holding losses on derivatives					(1)	(1)
Amounts transferred to Agere					(6)	(6)
Comprehensive loss						(14,662)
Issuance of common stock in connection with exchange of 8% convertible redeemable preferred stock	58	1	174			175
Other issuance of common stock	18		55			55
Preferred stock dividends and accretion			(167)			(167)
Spin-off of Agere			(1,191)			(1,191)
Other			33			33
Balance as of September 30, 2002	3,490	35	20,606	(22,025)	(3,350)	(4,734)
Net loss				(770)		(770)
Minimum pension liability adjustment					(594)	(594)
Foreign currency translation adjustment					135	135
Unrealized holding gains on certain investments					71	71
Comprehensive loss						(1,158)
Issuance of common stock in connection with the exchange of convertible securities and certain other debt obligations	563	6	1,430			1,436
Conversion costs in connection with the exchange of 7.75% trust preferred securities			129			129
Issuance of common stock in connection with the payment of preferred stock dividend	46	1	85			86
Issuance of common stock in connection with contribution to Lucent Technologies Inc. Represented Employees Post-Retirement Health Benefits Trust	46		76			76
Other issuance of common stock	24		51			51
Preferred stock dividends and accretion			(103)			(103)
Other			(22)			(22)
Balance as of September 30, 2003	4,169	$ 42	$22,252	$(22,795)	$ (3,738)	$ (4,239)

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years ended September 30,		
	2003	2002	2001
Operating activities:			
Net loss	$ (770)	$ (11,753)	$ (16,198)
Less: Income (loss) from discontinued operations	-	73	(3,172)
Extraordinary gain	-	-	1,182
Cumulative effect of accounting changes	-	-	(38)
Loss from continuing operations	(770)	(11,826)	(14,170)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities, net of effects of acquisitions and dispositions of businesses and manufacturing operations:			
Non-cash portion of business restructuring (reversals) charges	(205)	827	5,473
Impairment of goodwill	35	826	3,849
Depreciation and amortization	978	1,470	2,536
Provision for (recovery of) bad debts and customer financings	(223)	1,253	2,249
Tax benefit from employee stock options	-	-	18
Deferred income taxes	(213)	5,268	(5,935)
Net pension and postretirement benefit credit	(669)	(972)	(1,083)
Gains on sales of businesses	(49)	(725)	(56)
Other adjustments for non-cash items	337	992	551
Changes in operating assets and liabilities:			
Decrease in receivables	205	2,493	3,627
Decrease in inventories and contracts in process	747	2,552	881
Decrease in accounts payable	(257)	(539)	(759)
Changes in other operating assets and liabilities	(864)	(2,375)	(602)
Net cash used in operating activities from continuing operations	(948)	(756)	(3,421)
Investing activities:			
Capital expenditures	(291)	(449)	(1,390)
Dispositions of businesses and manufacturing operations	9	2,576	3,187
Purchases of short-term investments	(684)	(1,518)	-
Maturities of short-term investments	1,529	-	-
Proceeds from the sale or disposal of property, plant and equipment	158	194	177
Other investing activities	37	(46)	(23)
Net cash provided by investing activities from continuing operations	758	757	1,951
Financing activities:			
Issuance of long-term debt	1,631	-	302
Issuance of 7.75% trust preferred securities	-	1,750	-
Proceeds from (repayments of) credit facilities	-	(1,000)	3,500
Net proceeds (repayments) of other short-term borrowings	46	(104)	(2,147)
Repayments of long-term debt	(535)	(47)	(754)
Issuance of 8% redeemable convertible preferred stock	-	-	1,831
Issuance of common stock	38	64	222
Repayment of 8% convertible redeemable preferred stock	(69)	-	-
Dividends paid on preferred and common stock	(6)	(149)	(204)
Other financing activities	(54)	(46)	(125)
Net cash provided by financing activities from continuing operations	1,051	468	2,625
Effect of exchange rate changes on cash and cash equivalents	66	35	4
Net cash provided by continuing operations	927	504	1,159
Net cash used in discontinued operations	-	-	(236)
Net increase in cash and cash equivalents	927	504	923
Cash and cash equivalents at beginning of year	2,894	2,390	1,467
Cash and cash equivalents at end of year	$ 3,821	$ 2,894	$ 2,390
Income tax refunds (payments), net	$ 109	$ 804	$ (161)
Interest payments	$ 336	$ 349	$ 490

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include all majority-owned subsidiaries over which we exercise control. We consolidated a variable-interest entity in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), since it was determined that we were the primary beneficiary. Refer to Note 9 for additional information. Investments over which we exercise significant influence, but do not control (generally a 20% to 50% ownership interest), are accounted for under the equity method of accounting. All material intercompany transactions and balances have been eliminated. Except as otherwise noted, all amounts and disclosures reflect only continuing operations.

In January 2003, the FASB issued FIN 46, requiring the consolidation of certain variable interest entities. In general, a variable interest entity is a corporation, partnership, trust or other legal structure used for business purposes that either does not have equity investors with voting rights or lacks sufficient financial resources to support its activities. Prior to the issuance of FIN 46, VIEs were more commonly referred to as special-purpose entities or off-balance sheet arrangements. A company must consolidate a VIE if it is determined to be the VIE's primary beneficiary that stands to share in the majority of the VIE's expected losses or expected residual returns.

Use of Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. Our consolidated financial statements are based on the selection of accounting policies and the application of significant accounting estimates, some of which require management to make significant assumptions. We believe that some of the more critical estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, receivables and customer financing, inventories, income taxes, intangible assets, pension and postretirement benefits, business restructuring and legal contingencies. Estimates and assumptions are periodically reviewed, and the effects of any material revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary.

Foreign Currency Translation

For operations outside the United States that prepare financial statements in currencies other than the U.S. dollar, results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. Translation adjustments are included as a separate component of accumulated other comprehensive loss in shareowners' deficit.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred, the amount is fixed and determinable, and collection of the resulting receivable, including receivables of customers to which we have provided customer financing, is probable.

For sales generated from long-term contracts, primarily those related to customized network solutions and network build-outs, the percentage of completion method of accounting is generally used and progress towards completion is measured using units of delivery. In doing that process, we make important judgments in estimating revenue and costs and in measuring progress toward completion. These judgments underlie the determinations regarding overall contract value, contract profitability and timing of revenue recognition. Revenue and cost estimates are revised periodically based on changes in circumstances; any losses on contracts are recognized immediately.

We also sell products through multiple distribution channels, including resellers and distributors. For products sold through these channels, revenue is generally recognized when the reseller or distributor sells the product to the end user.

Most sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of multiple-element arrangements and collectibility. Revenues from contracts with multiple-element arrangements, such as those including installation and integration services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements. We have determined that most equipment is generally installed by us within 90 days, but can be installed by the customer or a third party. As a result, revenue is recognized when title passes to the customer, which usually is upon delivery of the equipment, provided all other revenue recognition criteria are met. Services revenues are generally recognized at time of performance.

In the current market environment, the assessment of collectibility is particularly critical in determining whether revenue should be recognized. As part of the revenue recognition process, we determine whether trade and notes receivables are reasonably assured of collection based on various factors, including the ability to sell those receivables and whether there has been deterioration in the credit quality of customers that could result in the inability to collect or sell the receivables. In situations where we have the ability to sell the receivables, revenue is recognized to the extent of the value we could reasonably expect to realize from the sale. We defer revenue and related costs when we are uncertain as to whether we will be able to collect or sell the receivable. We defer revenue but recognize costs when we determine that the collection or sale of the receivable is unlikely.

Research and Development and Software Development Costs

Research and development costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased or otherwise marketed ("marketed software") are capitalized when technological feasibility has been established, generally when all of the planning, designing, coding and testing activities that are necessary in order to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements, are completed. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Capitalization ceases and amortization of marketed software development costs begins when the product is available for general release to customers. Amortization is provided on a product-by-product basis, generally using the straight-line method over a 12 to 18-month period. Unamortized marketed software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

Internal Use Software

We capitalize direct costs incurred during the application development stage and the implementation stage for developing, purchasing or otherwise acquiring software for internal use. These costs are amortized over the estimated useful lives of the software, generally three years. All costs incurred during the preliminary project stage are expensed as incurred.

Stock-Based Compensation

We follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for our stock-based compensation plans and do not recognize expense for stock option grants if the exercise price is at least equal to the market value of the common stock at the date of grant. Stock-based compensation expense reflected in the as reported net loss includes expense for restricted stock unit awards and option modifications and the amortization of certain acquisition-related deferred compensation expense.

The following table summarizes the pro forma effect of stock-based compensation on net loss and loss per share as if the fair value expense recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," had been adopted. No tax benefits were attributed to the stock-based employee compensation expense during fiscal 2003 due to providing a full valuation allowance on net deferred tax assets.

(in millions, except per share amounts)	Years ended September 30, 2003	2002	2001
Net loss, as reported	$ (770)	$ (11,753)	$ (16,198)
Add: Stock-based employee compensation expense included in as reported net loss, including tax expense (benefit) of $13 and $(58) during fiscal 2002 and 2001, respectively	17	50	89
Deduct: Total stock-based employee compensation expense determined under the fair value based method, including tax expense (benefit) of $1,408 and $(656), during fiscal 2002 and 2001, respectively	(285)	(2,562)	(1,063)
Pro forma net loss	$ (1,038)	$ (14,265)	$ (17,172)
Loss per share applicable to common shareowners:			
Basic and diluted – as reported	$ (0.29)	$ (3.49)	$ (4.77)
Basic and diluted – pro forma	$ (0.36)	$ (4.22)	$ (5.05)

The fair value of stock options used to compute pro forma net loss and pro forma loss per share disclosures is estimated using the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, this model requires the input of subjective assumptions, including the expected price volatility of the underlying stock. Projected data related to the expected volatility and expected life of stock options is based upon historical and other information. Changes in these subjective assumptions can materially affect the fair value estimate, and therefore the existing valuation models do not provide a precise measure of the fair value of the Company's employee stock options. The following table summarizes the Black-Scholes option-pricing model assumptions used to compute the weighted average fair value of stock options.

	Years ended September 30, 2003	2002	2001
Dividend yield	0.0%	0.0%	0.49%
Expected volatility	95.1%	78.9%	60.2%
Risk-free interest rate	2.2%	3.6%	4.9%
Expected holding period (in years)	3.0	2.5	2.4
Weighted average fair value of options granted	$ 0.87	$ 2.11	$ 4.59

Refer to Note 13 for further information regarding our stock-based compensation plans.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered cash equivalents. These primarily consist of money market funds and to a lesser extent certificates of deposit and commercial paper.

Cash held as collateral or escrowed for contingent liabilities was approximately $259 million and $324 million as of September 30, 2003 and 2002, and was included in other current assets.

Short-Term Investments

All investments with original maturities greater than three months and less than one year are considered short-term investments. They are of investment-grade quality and are not subject to significant market risk. These investments are designated as available-for-sale, and are recorded at fair value, which approximates their cost. Any unrealized holding gains or losses are excluded from net loss and are reported as a component of accumulated other comprehensive loss.

Inventories

Inventories are stated at the lower of cost (determined principally on a first-in, first-out basis) or market.

Contracts in Process

Net contracts in process are stated at cost plus accrued profits less progress billings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using accelerated and straight-line methods over the estimated useful lives of the various asset classes. Useful lives for buildings and building improvements, furniture and fixtures, and machinery and equipment principally range from five to fifty years, five to ten years and two to ten years, respectively.

Financial Instruments

Various financial instruments, including foreign exchange forward and option contracts and interest rate swap agreements, are used to manage risk by generating cash flows that offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing. Our derivative financial instruments are for purposes other than trading. Non-derivative financial instruments include letters of credit, commitments to extend credit and guarantees of debt.

Our investment portfolio includes securities accounted for under the cost and equity methods, as well as equity investments in public and privately held companies that are generally concentrated in high-technology industries. These investments are included in other assets. Marketable equity securities with readily determinable fair values are classified as available-for-sale securities and reported at fair value. Unrealized gains and losses on the changes in fair value of these securities are reported as a component of accumulated other comprehensive loss until sold or considered to be other than temporarily impaired. At the time of sale, any such gains or losses are recognized in other income (expense). All equity investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices, a series of historical and projected operating losses by the investee or other factors are considered as part of the review. If the decline in fair value has been determined to be other-than-temporary, an impairment loss is recorded in other income (expense), and the individual security is written down to a new cost basis.

Securitizations and Transfers of Financial Instruments

We may sell trade and notes receivables with or without recourse and/or discounts in the normal course of business. The receivables are removed from the consolidated balance sheet at the time they are sold. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

The value assigned to undivided interests retained in securitized trade receivables is based on the relative fair values of the interests retained and sold in the securitization. Fair values are measured by the present value of estimated future cash flows of the securitization facility. Refer to Note 16 for further discussions of securitizations and transfers of financial instruments.

Goodwill and Other Intangible Assets

On October 1, 2002, SFAS 142, "Goodwill and Other Intangible Assets," was adopted. As a result, goodwill is no longer amortized but is tested for impairment in the fourth quarter of each fiscal year or more often if an event or circumstance indicates that an impairment loss has been incurred, by comparing each reporting unit's implied fair value to its carrying value. We experienced no transitional impairment loss upon adoption of SFAS 142. Prior to adoption, goodwill and identifiable intangible assets were amortized on a straight-line basis over their estimated useful lives. Other acquired intangibles continue to be amortized on a straight-line basis over the periods benefited, principally in the range of four to six years.

The following table summarizes the changes in the carrying amount of goodwill and other intangible assets from September 30, 2002 to September 30, 2003 by reportable segment:

(in millions)	September 30, 2002	Acquisition/ contingency payments	Impairment / amortization	Reclasses / other	September 30, 2003
INS	$ 189	$ 5	$ (35)	$ 10	$ 169
Mobility	11	5	-	-	16
Other	9	-	-	(9)	-
Total goodwill	209	10	(35)	1	185
Other intangible assets	15	3	(15)	-	3
Total goodwill and other intangible assets	$ 224	$13	$ (50)	$ 1	$ 188

The following table presents the loss before extraordinary item and cumulative effect of accounting changes and net loss for fiscal 2002 and 2001, adjusted to exclude goodwill amortization of $208 million and $1.1 billion, respectively.

(in millions, except per share amounts)	Years ended September 30, 2002	2001
Loss before extraordinary item and cumulative effect of accounting changes:		
As reported	$ (11,753)	$ (17,342)
Adjusted	$ (11,545)	$ (16,225)
Net loss:		
As reported	$ (11,753)	$ (16,198)
Adjusted	$ (11,545)	$ (15,081)
Basic and diluted loss before extraordinary item and cumulative effect of accounting changes per share:		
As reported	$ (3.49)	$ (5.11)
Adjusted	$ (3.43)	$ (4.78)
Basic and diluted loss per share:		
As reported	$ (3.49)	$ (4.77)
Adjusted	$ (3.43)	$ (4.44)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset's use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds its fair value, which is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on our weighted average cost of capital, which represents the blended after-tax costs of debt and equity.

Guarantees and Indemnification Agreements

The recognition provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), were adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applied on a prospective basis to all guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the audited consolidated financial statements. Refer to Note 18 for further discussion of guarantees and indemnification agreements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 2003 presentation.

2. BUSINESS RESTRUCTURING CHARGES, REVERSALS AND ASSET IMPAIRMENTS

During the second quarter of fiscal 2001, we committed to and began implementing a restructuring program to realign resources to focus on the large service provider market. We assessed our product portfolio and associated R&D, and then streamlined the rest of our operations to support those reassessments. We eliminated some marginally profitable or non-strategic product lines, merged certain technology platforms, consolidated development activities, eliminated management positions and many duplications in marketing functions and programs, centralized our sales support functions and sold or leased certain of our manufacturing facilities and made greater use of contract manufacturers. We sold or disposed of the assets related to the eliminated product lines, closed facilities and reduced the workforces in many of the countries that they operated in at the end of fiscal 2000. As a result we incurred net business restructuring charges and asset impairments in fiscal 2001 and 2002 of $11.4 billion and $2.3 billion, respectively, and a net reversal of business restructuring charges and asset impairments of $149 million in fiscal 2003.

There were approximately 53,600 voluntary and involuntary employee separations associated with employee separation charges during fiscal 2001, 2002 and 2003. Substantially all of the employee separations were completed as of September 30, 2003. The employee separations affected all business groups and geographic regions. Management represented approximately 70% of the total employee separations. In addition, involuntary separations represented approximately 70% of the total employee separations.

Facility closing charges were recognized under the restructuring program for the expected remaining future cash outlays associated with trailing lease liabilities, lease termination payments and expected restoration costs in connection with plans to reduce a significant number of leased facilities. Owned and leased facilities of approximately 15.9 million square feet were included under the restructuring program. Substantially all of these sites have been exited as of September 30, 2003. The remaining liabilities of $367 million are expected to be paid over the remaining lease terms ranging from several months to 13 years and are reflected net of expected sublease income of $248 million. Additional charges may be required in the future if the expected sublease income is not realized.

Fiscal 2003

The following table summarizes the components of the net reversals and the activity of the restructuring reserve during fiscal 2003:

(in millions)	Sept. 30, 2002 reserve	Fiscal 2003 charge	Revisions to prior year plans charge	Revisions to prior year plans reversal	Net charge/ (reversal)	Deductions	Sept. 30, 2003 reserve
Employee separations	$ 367	$ 18	$ 163	$ (228)	$ (47)	$ (258)	$ 62
Contract settlements	150	17	27	(60)	(16)	(100)	34
Facility closings	483	-	54	(37)	17	(133)	367
Other	69	1	5	(24)	(18)	(47)	4
Total restructuring costs	$ 1,069	36	249	(349)	(64)	$ (538)	$ 467
Total asset write-downs		5	50	(175)	(120)		
Total net business restructuring charges (reversals)		41	299	(524)	(184)		
Impairment of goodwill		35	-	-	35		
Total		$ 76	$ 299	$ (524)	$ (149)		
Reflected in costs					$ (26)		
Reflected in operating expenses					$ (158)		
Reflected as goodwill impairment					$ 35		

The fiscal 2003 charge for new plans primarily related to approximately 200 employee separations and contract settlements associated with the discontinuance of the TMX Multi-Service Switching and Spring

Tide product lines in the INS segment. Employee separation charges included non-cash charges of $4 million for pension termination benefits to certain former U.S. employees funded through our pension assets and pension curtailment charges of $3 million.

The revisions to prior year plans included:

- net employee separations reversals of $65 million, which primarily included non-cash reversals of $37 million for pension and postretirement termination benefits to certain former U.S. employees funded through our pension assets, pension and postretirement curtailment reversals of $47 million and postemployment benefit curtailment reversals of $41 million. These reversals related to actual termination benefits and curtailment costs being lower than the estimated amounts due to certain differences in assumed demographics, including the age, service lives and salaries of the separated employees, and a reversal of approximately 900 employee separations due to higher than expected attrition rates;
- net contract settlement reversals of $33 million related to the settlement of certain contractual obligations and purchase commitments for amounts lower than originally estimated;
- net facility closing charges of $17 million primarily due to lower estimates for expected sublease rental income on certain properties of $37 million, offset by reversals resulting from negotiated settlements for lower amounts than originally planned on certain properties; and
- net reversals to prior asset write-downs of $125 million, which included a $89 million reversal of property, plant and equipment primarily resulting from adjustments to original plans for certain owned facility closings and a $29 million reversal of inventory as we utilized more discontinued product inventory than was anticipated.

Impairment of goodwill

Business decisions to partner with other suppliers to use their products in our sales offerings prompted an assessment of the recoverability of certain goodwill associated with the multi-service switching reporting unit within the INS segment. The reporting unit's fair value was determined using projected cash flows over a seven-year period, discounted at 15% after considering terminal value and related cash flows associated with service revenues. The excess of the goodwill's carrying value over its implied fair value was recognized as an impairment charge in the amount of $35 million.

Fiscal 2002

The following table summarizes the components of the net charges and the activity of the restructuring reserve during fiscal 2002:

(in millions)	Sept. 30, 2001 reserve	Fiscal 2002 charge	Revisions to prior year plans charge	Revisions to prior year plans reversal	Net charge/ (reversal)	Deductions	Sept. 30, 2002 reserve
Employee separations	$ 588	$ 944	$ 5	$ (150)	$ 799	$ (1,020)	$ 367
Contract settlements	610	90	18	(201)	(93)	(367)	150
Facility closings	296	210	123	(32)	301	(114)	483
Other	125	34	2	(20)	16	(72)	69
Total restructuring costs	$ 1,619	1,278	148	(403)	1,023	$ (1,573)	$ 1,069
Total asset write-downs		536	148	(226)	458		
Net gains on sales		(140)	-	-	(140)		
Total net business restructuring charges (reversals)		1,674	296	(629)	1,341		
Impairment of goodwill and other assets		975	-	-	975		
Total		$ 2,649	$ 296	$ (629)	$ 2,316		
Reflected in costs					$ 64		
Reflected in operating expenses					$ 1,426		
Reflected as goodwill impairment					$ 826		

The fiscal 2002 charge for new plans included:

- employee separation charges for approximately 17,300 employees, which included charges for pension termination benefits of $241 million, $205 million of which were non-cash charges for certain former U.S. employees funded through our pension assets, pension and postretirement curtailment charges of $337 million and postemployment benefit curtailment credits of $34 million;
- contract settlement charges for settlements of purchase commitments with suppliers and contract renegotiations or cancellations of contracts with customers, all of which resulted from the discontinuance of various product lines;
- charges for facility closings representing the expected remaining future cash outlays associated with trailing lease liabilities, lease termination payments and expected restoration costs, net of expected sublease income of $136 million; and
- net asset write-downs for property, plant and equipment write-downs of $304 million, primarily related to facility closings and product rationalizations, capitalized software write-downs of $72 million, inventory charges of $129 million, that were associated with product exits in certain voice networking, data and network management and optical networking products in the INS segment, goodwill and other acquired intangibles write-down of $22 million and other charges of $9 million.

The revisions to prior year plans included:

- revisions to employee separation reserves due to higher than expected attrition rates that resulted in a reduction in expected terminations by 2,200 employees. Also, the actual severance cost per person was lower than the original estimates after execution of the various plans in many countries;
- net contract settlement reversals primarily for settling certain purchase commitments for amounts lower than originally planned;
- net facility closing charges primarily due to additional space consolidation as well as changes in estimates for the amount and timing of expected sublease rental income of $63 million as a result of changes in the current commercial real estate market;
- net reversals to prior asset write-downs primarily related to adjustments to estimated inventory charges. In establishing the initial charge for inventory, we included an estimate of amounts relating to products rationalized or discontinued that were not required to fulfill existing customer obligations. To the extent the fulfillment of those customer obligations differed from amounts estimated, additional inventory charges or reserve reductions were required; and
- net gains on sales related to business dispositions that were contemplated as part of our overall restructuring program, and included $193 million of gains primarily related to the sale of the billing and customer care business and losses of $53 million that were primarily related to the sale of the enterprise professional services business.

Impairment of goodwill and other assets

The continued and sharper decline in the telecommunications market prompted an assessment of all key assumptions underlying goodwill valuation judgments, including those relating to short- and long-term growth rates. It was determined that the carrying values of goodwill and other intangible assets primarily related to the September 2000 acquisition of Spring Tide were less than the forecasted undiscounted cash flows. As a result, a goodwill impairment charge and other intangible assets impairment charges of $826 million and $149 million, respectively, were recognized based on the difference between the estimated fair values and corresponding carrying values. Fair values were determined on the basis of discounted cash flows.

Fiscal 2001

The following table summarizes the components of the charges and the activity of the restructuring reserve during fiscal 2001:

(in millions)	Fiscal 2001 charge	Deductions	September 30, 2001 reserve
Employee separations	$ 3,440	$ (2,852)	$ 588
Contract settlements	944	(334)	610
Facility closings	304	(8)	296
Other	79	46	125
Total restructuring costs	4,767	$ (3,148)	$ 1,619
Total asset write-downs	2,800		
Total net business restructuring charges	7,567		
Impairment of goodwill	3,849		
Total	$ 11,416		
Reflected in costs	$ 1,259		
Reflected in operating expenses	$ 6,308		
Reflected as goodwill impairment	$ 3,849		

The components of the fiscal 2001 charge included:

- employee separation charges for approximately 39,200 employees, including 8,500 related to a voluntary early-retirement offer to qualified U.S. management employees. The charge included non-cash charges of $2.1 billion for net pension and postretirement termination benefits to certain former U.S. employees funded through our pension assets, pension and postretirement curtailment charges of $632 million and postemployment benefit curtailment credits of $72 million;
- contract settlement charges for the settlement of purchase commitments with suppliers of $508 million and contract renegotiations or cancellations of contracts with customers of $436 million. Approximately 50% of the total purchase commitments related to the rationalization of certain optical networking products, including charges related to the discontinuance of the Chromatis product portfolio. Customer settlements included charges associated with switching and access product rationalizations and our strategic decision to limit our investment in research and development in certain wireless technologies;
- facility closings charges for the estimated remaining future cash outlays associated with trailing lease liabilities, lease termination payments and expected restoration costs, net of expected sublease income of $241 million; and
- asset write-downs primarily related to the impairment of goodwill and other acquired intangibles of $3.8 billion and $232 million, respectively, and inventory charges of $1.3 billion. Impairment charges for goodwill and other acquired intangibles were estimated by discounting the expected future cash flows. These impairment charges included the write-off of $3.6 billion of goodwill related to the discontinuance of the Chromatis product portfolio, the write-off of acquired intangibles related to the impairment of our TeraBeam investment and rationalizations of products associated with the DeltaKabel, Stratus and Ignitus acquisitions. Inventory write-downs resulted primarily from optical networking, voice networking, data and network management and wireless product rationalizations and discontinuances. The remainder of the asset write-downs consisted of property, plant and equipment of $425 million, capitalized software of $362 million and other assets of $522 million. These write-downs were associated with our product and system rationalizations resulting in sales of assets, closures and consolidation of offices, research and development facilities and factories.

Deductions to our business restructuring reserves consisted of the following during fiscal 2003, 2002 and 2001:

(in millions)	Years ended September 30,		
	2003	2002	2001
Cash payments	$ (629)	$ (1,022)	$ (531)
Net pension and postretirement termination benefits to certain former U.S. employees to be funded through our pension assets	33	(205)	(2,113)
Net pension and postretirement benefit curtailments	44	(337)	(632)
Net postemployment benefit curtailments	41	34	72
Other	(27)	(43)	56
Total deductions	$ (538)	$ (1,573)	$ (3,148)

On January 1, 2003, we adopted SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities. SFAS 146 requires recognition of a liability for costs associated with an exit or disposal activity at fair value when the liability is incurred, or for certain one-time employee termination costs over a future service period. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. As a result, SFAS 146 may affect both the timing and amounts of the recognition of costs associated with future restructuring actions.

3. DISCONTINUED OPERATIONS

On June 1, 2002, we completed the spin-off of Agere Systems Inc. ("Agere"), our former microelectronics business, by distributing our 57.8% interest in Agere common stock, consisting of 37.0 million shares of Agere Class A common stock and 908.1 million shares of Agere Class B common stock to our common shareowners of record on May 3, 2002. Each of our shareowners received one share of Agere Class A common stock for every 92.768991 shares of our common stock held and one share of Agere Class B common stock for every 3.779818 shares of our common stock held. The historical carrying amount of the net assets transferred to Agere of $1.2 billion was recorded as a reduction to shareowners' deficit in fiscal 2002.

On April 2, 2001, Agere completed an initial public offering ("IPO") of 600 million shares of Class A common stock, resulting in net proceeds of $3.4 billion to Agere. As a result of the IPO and the planned spin-off of Agere, we recorded an increase to shareowners' equity of $922 million in fiscal 2001. In addition, on April 2, 2001, Morgan Stanley exercised its overallotment option to purchase an additional 90 million shares of Agere Class A common stock from us and exchanged $519 million of our commercial paper for the Agere common shares. This transaction resulted in a gain of $141 million, which was included in the loss on disposal of Agere in fiscal 2001.

On December 29, 2000, we completed the sale of our power systems business (refer to Note 4).

Summarized results of operations for discontinued operations are as follows:

(in millions)	Years ended September 30,	
	2002	2001
Agere and power systems revenues	$ 1,247	$ 3,838
Income (loss) from discontinued operations, net of taxes:		
Agere and power systems	$ -	$ (151)
Income (loss) on disposal of Agere (including tax expense of $34 million and $39 million during fiscal 2002 and 2001, respectively)	73	(3,021)
Income (loss) from discontinued operations	$ 73	$ (3,172)

The income (loss) from discontinued operations included the results of operations for our former power systems business through the date of sale of December 29, 2000, and Agere through the initial measurement date of March 31, 2001. The income (loss) from discontinued operations included income tax provisions of $107 million for the year ended September 30, 2001.

The income (loss) on disposal of Agere for fiscal 2002 includes our share of Agere's net losses from the initial measurement date through the spin-off date. Also included in the income (loss) on disposal for fiscal 2002 are subsequent adjustments to the related loss reserve, including pension termination benefit charges of $102 million, relating to business restructuring actions taken by Agere prior to the spin-off.

The income (loss) on disposal of Agere for fiscal 2001 includes our 57.8% share of the estimated net losses and separation costs of the microelectronics business from the measurement date through the spin-off date, partially offset by a gain of $141 million associated with our debt exchange on April 2, 2001. It also included our share of:

- a $2.8 billion impairment charge for goodwill and other acquired intangibles primarily associated with the product portfolios of the Ortel Corporation, Herrmann Technology, Inc., and Agere, Inc. acquisitions;
- $563 million of costs associated with Agere's restructuring initiatives;
- $99 million of separation expenses related to the IPO; and
- $409 million of inventory provisions.

Major components of the restructuring charge include $386 million for the rationalization of underutilized manufacturing facilities and other restructuring-related activities, and $177 million for work-force reductions. In addition, Agere recorded a $538 million tax valuation allowance for its deferred tax assets.

The following table represents changes in our cash balance in support of discontinued operations. During fiscal 2001, Agere was funded through our consolidated cash balances until its IPO on April 2, 2001.

(in millions)	Year ended September 30, 2001
Net cash provided by operating activities of discontinued operations	$ 517
Net cash used in investing activities of discontinued operations	(744)
Net cash used in financing activities of discontinued operations	(9)
Net cash used in discontinued operations	$ (236)

After April 2, 2001, Agere's operations were no longer funded through our consolidated cash balances. During fiscal 2002 and through the spin-off date, Agere's net cash used by operating activities was $521 million, net cash provided by investing activities was $279 million and net cash used by financing activities was $1.7 billion.

4. BUSINESS DISPOSITIONS AND ACQUISITIONS

Dispositions

On September 30, 2002, we sold two of our China-based joint ventures, which were part of the optical fiber solutions ("OFS") business, to Corning Incorporated. The total purchase price was $200 million, which included a cash payment of $123 million, shares of Corning common stock valued at $50 million and a note receivable of $27 million, which was collected in fiscal 2003. The transaction resulted in a gain of $100 million, which was included in other income (expense), net for fiscal 2002.

On May 31, 2002, we entered into an agreement with Solectron Corporation to sell certain of our manufacturing equipment and inventory for $96 million, subject to post-closing adjustments, and commenced a three-year supply agreement with Solectron for certain optical networking products. Due to continuing market uncertainties, we and Solectron agreed to unwind the agreements, which resulted in our purchase of certain assets back from Solectron and our paying $50 million to Solectron in November 2002. The contract manufacturing work for the optical networking products was transitioned to other suppliers during the first half of fiscal 2003. These events did not significantly impact our results of operations.

On February 28, 2002, we sold our billing and customer care business to CSG Systems International, Inc. for $250 million, after settling certain post-closing purchase price adjustments. All post- closing purchase price adjustments were settled as of September 30, 2002, and the transaction resulted in a net gain of $188 million that was included in business restructuring charges (reversals) and asset impairments during fiscal 2002.

On November 16, 2001, we sold OFS to The Furukawa Electric Co., Ltd. for approximately $2.3 billion, of which $173 million was in shares of CommScope, Inc.'s common stock. The transaction resulted in a gain of $564 million, which was included in other income (expense) during fiscal 2002. The favorable resolution of certain contingencies during fiscal 2003 resulted in an additional $41 million gain.

On August 31, 2001, we received $572 million from the closing of our transaction with Celestica Corporation to transfer our manufacturing operations in Oklahoma City, Oklahoma and Columbus, Ohio. At closing, we entered into a five-year supply agreement for Celestica to be the primary manufacturer of our voice networking, data and network management and wireless networking systems products. As a result of expected workforce reductions and/or transfers to Celestica, we recorded non-cash termination and curtailment charges of approximately $378 million, which were included as a component of our employee separation restructuring costs during fiscal 2001.

On December 29, 2000, we sold our power systems business to Tyco International Ltd. for approximately $2.5 billion in cash. In connection with the sale, we recorded an extraordinary gain of $1.2 billion (net of tax expense of $780 million) during fiscal 2001.

Acquisitions

On February 3, 2003, we purchased the remaining 10% minority interest in AG Communications Systems Corporation for $23 million, which resulted in an additional $3 million of goodwill and $3 million of intangible assets. The amounts allocated to intangible assets related to existing technology and will be amortized over its useful life of three years.

5. SUPPLEMENTARY FINANCIAL INFORMATION

	Years ended September 30,		
(in millions)	2003	2002	2001
Supplementary Statements of Operations Information:			
Depreciation and amortization:			
Depreciation of property, plant and equipment	$ 559	$ 718	$ 1,065
Amortization of goodwill	-	208	790
Amortization of other acquired intangibles	15	42	131
Amortization of software development costs	393	469	501
Other amortization	11	33	49
Total depreciation and amortization	$ 978	$ 1,470	$ 2,536
Other income (expense), net:			
Legal settlements	$ (401)	$ (212)	$ -
Debt conversion cost and gain on extinguishment, net	(97)	-	-
Gains on sales of businesses, net	49	725	56
Interest income	86	114	255
Income (loss) from equity method investments, net	(1)	14	(60)
Write-off of embedded derivative assets	-	-	(42)
Minority interests in earnings of consolidated subsidiaries	(10)	(12)	(81)
Gains (loss) on foreign currency transactions	10	(46)	(58)
Other-than-temporary write-downs of investments	(63)	(209)	(266)
Miscellaneous, net	(1)	(82)	(161)
Total other income (expense), net	$ (428)	$ 292	$ (357)

(in millions)	September 30, 2003	2002
Supplementary Balance Sheet Information:		
Inventories:		
Completed goods	$ 465	$ 711
Work in process	43	35
Raw materials	124	617
Total inventories, net of reserves of $980 in 2003 and $1,490 in 2002	$ 632	$ 1,363
Contracts in process, gross	$ 7,053	$ 10,324
Less: progress billings	7,020	10,314
Contracts in process, net	$ 33	$ 10
Costs and recognized income not yet billed	$ 251	$ 215
Billings in excess of costs and recognized income	(218)	(205)
Contracts in process, net	$ 33	$ 10
Amounts billed but unpaid due to contractual retainage provisions (included in other assets)	$ 207	$ 356
Property, plant and equipment, net:		
Land and improvements	$ 86	$ 175
Buildings and improvements	1,645	1,796
Machinery, electronic and other equipment	2,350	2,648
Total property, plant and equipment	4,081	4,619
Less: accumulated depreciation	2,488	2,642
Total property, plant and equipment, net	$ 1,593	$ 1,977
Included in other assets:		
Marketed software	$ 323	$ 366
Internal use software	$ 183	$ 204
Included in other current liabilities:		
Deferred revenue	$ 193	$ 249
Advance billings, progress payments and customer deposits	$ 269	$ 370
Warranty reserve (Note 18)	$ 330	$ 440
Shareholder lawsuit settlement	$ 481	-
Consumer Products leasing legal settlement	$ 24	$ 312
Self-insured loss reserves (Note 9)	$ 50	$ 428

6. LOSS PER COMMON SHARE

Basic loss per common share is calculated by dividing the net loss applicable to common shareowners by the weighted average number of common shares outstanding during the period. Diluted loss per common share is calculated by dividing net loss applicable to common shareowners, adjusted to exclude preferred dividends and accretion, conversion costs and interest expense related to the potentially dilutive securities, by the weighted average number of common shares outstanding during the period, plus any additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. Due to the net loss incurred in each of the periods presented, the diluted loss per share is the same as basic, because any potentially dilutive securities would reduce the loss per share. The following tables summarize the components of the loss per share and potentially dilutive securities:

(shares in millions)	Years ended September 30, 2003	2002	2001
Loss per common share — basic and diluted:			
Loss from continuing operations	$ (0.29)	$ (3.51)	$ (4.18)
Income (loss) from discontinued operations	-	0.02	(0.93)
Extraordinary gain	-	-	0.35
Cumulative effect of accounting changes	-	-	(0.01)
Net loss applicable to common shareowners	$ (0.29)	$ (3.49)	$ (4.77)
Weighted average number of common shares — basic and diluted	3,950	3,427	3,401

(in millions)	Years ended September 30, 2003	2002	2001
8% redeemable convertible preferred stock	685	519	47
7.75% trust preferred securities	273	193	-
2.75% convertible senior debt	326	-	-
Stock options	14	4	24
Other	-	2	6
Total potentially dilutive shares	1,298	718	77
Stock options excluded from the calculation of diluted loss per share because the exercise price was greater than the average market price of the common shares	300	471	407

The calculation of potential common shares related to the 8% redeemable convertible preferred stock and the 2.75% convertible senior debt is based upon the 12 month average price of our common stock and the weighted average number of the respective securities outstanding during the periods presented due to their redemption feature, which allows us to settle certain redemption requests through the issuance of shares of our common stock. The amount of common shares excluded from this calculation related to the 2.75% convertible senior debt would have been 959 million as of September 30, 2003, if that debt had been outstanding for the entire fiscal year.

7. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) represents net income (loss) plus the results of certain shareowners' (deficit) equity changes not reflected in the consolidated statements of operations. The components of accumulated other comprehensive loss are summarized below:

(in millions)	Foreign currency translation adjustment	Net unrealized holding gains / losses on investments	Minimum pension liability adjustment	Total accumulated other comprehensive loss
Beginning balance, October 1, 2000	$ (434)	$ 75	$ (6)	$ (365)
Cumulative effect of accounting change — SFAS 133	-	11	-	11
Current-period change	(33)	(46)	(8)	(87)
Ending balance, September 30, 2001	(467)	40	(14)	(441)
Current-period change	60	(36)	(2,927)	(2,903)
Amounts transferred to Agere	(6)	-	-	(6)
Ending balance, September 30, 2002	(413)	4	(2,941)	(3,350)
Current-period change	135	71	(594)	(388)
Ending balance, September 30, 2003	$ (278)	$ 75	$ (3,535)	$ (3,738)

Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

8. INCOME TAXES

The following table summarizes the U.S. and non-U.S. components of income (loss) from continuing operations before income taxes and the provision (benefit) for income taxes:

(in millions)	Years ended September 30, 2003	2002	2001
Income (loss) from continuing operations before income taxes:			
U.S.	$ (1,048)	$(7,076)	$(19,089)
Non-U.S.	45	7	(815)
Loss from continuing operations before income taxes	$ (1,003)	$(7,069)	$(19,904)
Provision (benefit) for income taxes:			
Current:			
Federal	$ (96)	$ (611)	$ 21
State and local	4	-	-
Non-U.S.	72	100	180
Subtotal	(20)	(511)	201
Deferred:			
Federal	(213)	4,242	(4,983)
State and local	-	837	(879)
Non-U.S.	-	189	(73)
Subtotal	(213)	5,268	(5,935)
Provision (benefit) for income taxes	$ (233)	$ 4,757	$ (5,734)

The following table summarizes the principal reasons for the difference between the effective tax (benefit) rate on continuing operations and the U.S. federal statutory income tax (benefit) rate:

	Years ended September 30, 2003	2002	2001
U.S. federal statutory income tax (benefit) rate	(35.0)%	(35.0)%	(35.0)%
State and local income tax (benefit) rate, net of federal income tax effect	(3.6)	(3.3)	(4.1)
Foreign earnings and dividends taxed at different rates	(1.7)	0.2	0.4
Research credits	0.1	(1.9)	(0.8)
Goodwill amortization and impairments	1.1	5.0	8.3
Disposition of OFS business	-	(7.3)	-
Conversions of 7.75% trust preferred securities	4.5	-	-
Other differences, net	(4.1)	(1.7)	(0.3)
Change in valuation allowance	15.5	111.3	2.7
Effective income tax (benefit) rate	(23.2)%	67.3%	(28.8)%

The following table summarizes the components of deferred income tax assets and liabilities:

(in millions)	September 30, 2003	2002
Deferred income tax assets:		
Bad debt and customer financing reserves	$ 259	$ 490
Inventory reserves	304	585
Business restructuring reserves	183	421
Other operating reserves	541	843
Postretirement and other benefits	2,149	2,207
Net operating loss/credit carryforwards	6,882	5,826
Other	748	364
Valuation allowance	(9,934)	(9,989)
Total deferred tax assets	$ 1,132	$ 747
Deferred income tax liabilities:		
Pension	$ 842	$ 632
Other	290	115
Total deferred tax liabilities	$ 1,132	$ 747

The following table summarizes the changes in the valuation allowance:

(in millions)	Years ended September 30, 2003	2002
Beginning balance	$ 9,989	$ 742
Charged to expense	156	7,868
Charged to other comprehensive income	205	1,472
Write-off of expired carryforwards	(416)	(93)
Ending balance	$ 9,934	$ 9,989

SFAS 109, "Accounting for Income Taxes" ("SFAS 109") requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's current and past performance, the market environment in which the company operates, the utilization of past tax credits, length of carryback and carryforward periods and existing contracts or sales backlog that will result in future profits.

Forming a conclusion that a valuation allowance is not needed is difficult when there is negative objective evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment. Prior to June 30, 2002, we established valuation allowances for future tax benefits with relatively short carryforward periods related to foreign tax credits, state and foreign net operating losses and capital losses. As a result of the review undertaken at June 30, 2002, we concluded that it was appropriate to establish a full valuation allowance for our remaining net deferred tax assets. Subsequent to June 30, 2002, we continued to maintain a full valuation allowance on the tax benefits generated by operating losses and credit carryforwards.

We expect to continue to maintain a full valuation allowance on future tax benefits and not recognize any significant tax benefits in future results of operations until an appropriate level of profitability is reached or we are able to develop tax strategies which would enable us to conclude that it is more likely than not that a portion of our deferred tax assets would be realizable. However, we did realize $213 million of our deferred tax assets during fiscal 2003 that were previously fully-reserved as a result of certain net operating loss carryback claims for taxes paid in prior years, principally by previously merged entities and our former foreign sales corporation. We have also recently filed other net operating loss carryback claims, which might result in refunds that are significantly more substantial than the amounts realized in fiscal 2003 if ultimately resolved in our favor. We have maintained a full valuation allowance on these amounts since they are related to complex matters and are in the early stages of resolution.

The following table summarizes carryforwards for losses (tax-effected) and tax credits:

Description	Amount	Expiration
Federal net operating losses	$ 3,676	2022 to 2023
State net operating losses	676	2006 to 2023
Capital losses	378	2007
Foreign net operating losses/credits	461	2006 to indefinite
Foreign tax credits	423	2004 and 2005
Research credits	1,012	2017 to 2023
State credits (various)	256	2007 to 2018
Total	$ 6,882	

As of September 30, 2003, we provided for $2 million of U.S. deferred income taxes on $6 million of undistributed earnings of a non-U.S. subsidiary. We have not provided for U.S. deferred income taxes or foreign withholding taxes on the remaining undistributed earnings of $2.4 billion of our non-U.S. subsidiaries since these earnings are intended to be reinvested indefinitely. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may record incremental tax expense based upon the probable outcomes of such matters. In addition, we adjust the previously reported tax expense to reflect the expected results of these examinations. During fiscal 2003, a $77 million tax benefit was recognized as a result of the expected favorable resolution of certain tax audit matters.

The Internal Revenue Service is currently examining our federal income tax returns for 1999 through 2002 and has proposed certain adjustments. In addition, we are a party to a tax sharing agreement with AT&T and are liable for tax adjustments that are attributable to our lines of businesses as well as a portion of certain shared non-line of business tax adjustments during the years prior to separation from AT&T. Certain tax adjustments have been proposed or assessed subject to this tax sharing agreement. We do not believe that the outcome of these matters will have a material adverse effect on our consolidated results of operations, consolidated financial position, or near-term liquidity.

9. DEBT OBLIGATIONS

Debt maturing within one year includes $275 million classified as a secured borrowing attributed to a prepaid forward sales agreement as of September 30, 2003, and outstanding borrowings under international credit facilities of $89 as of September 30, 2002.

The following tables summarize components of long-term debt obligations:

(in millions)	September 30, 2003	September 30, 2002
Variable interest notes due November 21, 2007	$ 216	$ -
7.25% notes due July 15, 2006	561	750
11.755% notes due July 1, 2006	34	302
5.50% notes due November 15, 2008	409	500
2.75% Series A debentures due June 15, 2023	750	-
2.75% Series B debentures due June 15, 2025	881	-
6.50% debentures due January 15, 2028	300	300
6.45% debentures due March 15, 2029	1,360	1,360
Unamortized discount	(33)	(36)
Fair value basis adjustment attributable to hedged debt obligations	28	28
Other (7.7% and 7.0% weighted average interest rates, in 2003 and 2002, respectively)	47	63
Subtotal long-term debt	4,553	3,267
Amounts maturing within one year	(114)	(31)
Long-term debt	$ 4,439	$ 3,236
7.75% trust preferred securities	$ 1,152	$ 1,750

Aggregate maturities of the $4.6 billion in total long-term debt obligations as of September 30, 2003 for fiscal 2004 through fiscal 2006 were $114 million, $91 million and $607 million. There were no aggregate maturities for fiscal 2007 and 2008. Aggregate maturities were $3.8 billion after fiscal 2008.

Variable interest notes

During September 2000, a non-consolidated Special Purpose Trust ("ISPT") was created to which we sold certain insured receivables on a limited-recourse basis, including customer finance loans. The ISPT funded the purchase of the receivables primarily through the issuance of debt, collateralized by the receivables. The ISPT has been included in our consolidated financial statements since April 1, 2003, since we determined that we were the primary beneficiary of the ISPT. The effect of consolidating the ISPT resulted in additional debt and minority interest of approximately $300 million and a corresponding reduction to a previously established self-insured loss reserve related to the customer finance loans held by the ISPT, which are in default. The variable interest notes bear interest at LIBOR (1.17% as of September 30, 2003), plus a base rate of 4%. Refer to Note 18 for additional information on the ISPT and the dispute regarding insurance coverage.

2.75% series A and B debentures

During the third quarter of fiscal 2003, we sold 2.75% Series A Convertible Senior Debentures and 2.75% Series B Convertible Senior Debentures for an aggregate amount of $1.6 billion, net of the underwriters discount and related fees and expenses of $46 million. The debentures were issued at a price of $1,000 per debenture and were issued under our universal shelf. The debentures rank equal in priority with all of the existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of the existing and future subordinated indebtedness. The terms governing the debentures limit our ability to create liens, secure certain indebtedness and merge with or sell substantially all of our assets to another entity.

The debentures are convertible into shares of common stock only if (1) the average sale price of our common stock is at least equal to 120% of the applicable conversion price, (2) the average trading price of the debentures is less than 97% of the product of the sale price of the common stock and the conversion rate, (3) the debentures have been called for redemption by us or (4) certain specified corporate actions occur.

At our option, the debentures are redeemable for cash after certain dates ("optional redemption periods") at 100% of the principal amount plus any accrued and unpaid interest. In addition, at our option, the debentures are redeemable earlier ("provisional redemption periods") if the average sale price of the common stock exceeds 130% of the applicable conversion price. Under these circumstances, the redemption price would also include a make-whole payment equal to the present value of all remaining scheduled interest payments through the beginning of the optional redemption periods.

At the option of the holder, the debentures are redeemable on certain dates at 100% of the principal amount plus any accrued and unpaid interest. In these circumstances, we may pay the purchase price with cash, common stock (with the common stock to be valued at a 5% discount from the then current market price) or a combination of both.

Specific terms and information for each series of debentures are as follows:

	Series A	Series B
Amount	$ 750,000,000	$ 881,000,000
Conversion ratio of common shares per bond	299.4012	320.5128
Initial conversion price	$ 3.34	$ 3.12
Redemption periods at our option:		
Provisional redemption periods	June 20, 2008 thru June 19, 2010	June 20, 2009 thru June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

7.75% trust preferred securities

During fiscal 2002, Lucent Technologies Capital Trust I ("the Trust") sold 7.75% cumulative convertible trust preferred securities for an initial price of $1,000 per share, for an aggregate amount of $1.75 billion, net of fees and related expenses of $46 million. We own all of the common securities of the Trust. The Trust used the proceeds to purchase our 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust's assets. The terms of the trust preferred securities shown in the table below, are substantially the same as the terms of the debentures. We may redeem the debentures, in whole or in part, for cash at premiums ranging from 103.88% beginning March 20, 2007, to 100.00% on March 20, 2012, and thereafter. To the extent we redeem debentures, the Trust is required to redeem a corresponding amount of trust preferred securities. We have irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent we make payments on the debentures to the Trust.

The ability of the Trust to pay dividends depends on the receipt of interest payments on the debentures. We have the right to defer payments of interest on the debentures for up to 20 consecutive quarters. If payment of interest on the debentures is deferred, the Trust will defer the quarterly distributions on the trust preferred securities for a corresponding period. Deferred interest accrues at an annual rate of 9.25%. Each trust preferred security is convertible at the option of the holder into 206.6116 shares of our common stock, subject to additional adjustment under certain circumstances. The terms of this security are described in the table below.

Conversion ratio of common shares per security	206.6116
Conversion price	$ 4.84
Distributions – cumulative and payable quarterly in arrears	On March 15, June 15, September 15 and December 15 of each year, beginning June 15, 2002
Redemption period at our option	After March 19, 2007
Maturity date	March 15, 2017

10. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

We have 250,000,000 shares of authorized preferred stock. During fiscal 2001, we designated and sold 1,885,000 shares of non-cumulative 8% redeemable convertible preferred stock having an initial liquidation preference of $1,000 per share, subject to accretion. The net proceeds were $1.8 billion, including fees of $54 million. Provided certain criteria are met, we have the option to redeem the convertible preferred stock for cash or our common stock (the common stock to be valued at a 5% discount from the then current market price) or a combination of cash and shares of our common stock. The ability to redeem the preferred stock is subject to having legally available surplus as defined by Delaware law. The initial carrying value is being accreted to liquidation value as a charge to shareowners' deficit over the earliest redemption period of three years. Holders of the preferred stock have no voting rights, except as required by law, and rank junior to our debt obligations. In addition, upon our dissolution or liquidation, holders are entitled to the liquidation preference plus any accrued and unpaid dividends prior to any distribution of net assets to common shareowners. The terms of this security are described in the table below.

Conversion ratio of common shares per security	168.3502
Conversion price	$ 5.94
Liquidation preference per share	$1,000 plus accreted unpaid dividends
Redemption period at our option	After August 15, 2006
Redemption dates at the option of the holder	On August 2 of 2004, 2007, 2010 and 2016
Mandatory redemption date	August 1, 2031

On November 24, 2003, we exchanged all of our outstanding 8% redeemable convertible preferred stock for 8% convertible subordinated debentures. This exchange was made pursuant to rights we had under the terms of the preferred stock to exchange the stock for the convertible subordinated debentures. These debentures have an interest rate of 8%, the same as the dividend rate on the preferred stock, and have the same payment and record dates as the preferred stock dividends, but the interest on the debentures must be paid in cash. The subordinated debentures have terms substantially the same as the preferred stock with respect to put rights, redemptions and conversion into common stock. Any outstanding amounts related to these securities will be classified as debt maturing within one year due to the August 2004 redemption feature.

11. RETIREMENTS OF CONVERTIBLE PREFERRED SECURITIES AND DEBT OBLIGATIONS

The following table summarizes the convertible preferred securities and certain debt obligations retired through exchanges of our common stock and cash during fiscal 2003 and 2002, as well as the income statement impacts for each.

(in millions)	Years ended September 30, 2003	2002
8% redeemable convertible preferred stock	$ 835	$ 175
7.75% trust preferred securities	598	-
Total convertible securities retired	1,433	175
Debt obligations	519	-
Total retirements of debt and convertible securities	$ 1,952	$ 175
Total shares of our common stock exchanged	563	58
Total cash used for retirements	$ 487	$ -
Income statement impacts:		
8% redeemable convertible preferred stock – conversion and redemption costs recognized in EPS only	$ (287)	$ (29)
7.75% trust preferred securities – conversion costs recognized in other income (expense), net	$ (129)	$ -
Debt obligations – gains recognized in other income (expense), net	$ 32	$ -

Conversion costs were recognized in amounts equal to the fair value of the additional common shares issued to the holders of each respective preferred security to prompt the exchange over the number of shares of common stock obligated to be issued pursuant to the original conversion terms of the respective security.

12. EMPLOYEE BENEFIT PLANS

Pension and Postretirement Benefits

We maintain defined benefit pension plans covering the majority of employees and retirees, and postretirement benefit plans for retirees that include health care, dental benefits and life insurance coverage. The pension plans feature a traditional service-based program as well as a cash balance program. The cash balance program was added to our defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from our traditional program to our cash balance program. Additionally, employees covered by the cash balance program are not eligible to receive company-paid postretirement health and group life coverage. We are not obligated to pay for postretirement group life and health care benefits for U.S. management employees with less than 15 years of service as of June 30, 2001.

The funding policy for the pension plans is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as we may determine to be appropriate.

The following information summarizes activity in the pension and postretirement benefit plans:

(in millions)	Pension benefits September 30, 2003	Pension benefits September 30, 2002	Postretirement benefits September 30, 2003	Postretirement benefits September 30, 2002
Change in benefit obligation:				
Benefit obligation as of October 1	$30,312	$30,515	$ 9,845	$ 9,399
Service cost	155	238	8	18
Interest cost	1,859	1,981	583	622
Actuarial losses	2,502	1,708	112	1,004
Amendments	(464)	-	(1,148)	-
Benefits paid	(2,984)	(3,403)	(920)	(914)
Settlements	(27)	(3)	-	-
Plan participant contributions	4	5	-	-
Termination benefits – Lucent	(21)	237	5	(1)
Termination benefits – Agere	-	102	-	-
Impact of curtailments	(200)	(14)	17	(29)
Exchange rate changes	99	54	-	-
Benefit obligation assumed by Agere and OFS	-	(1,108)	9	(254)
Benefit obligation as of September 30	$31,235	$30,312	$ 8,511	$ 9,845
Change in plan assets:				
Fair value of plan assets as of October 1	$28,598	$36,010	$ 2,445	$ 3,441
Actual return (loss) on plan assets	4,848	(2,473)	377	(515)
Company contributions	69	98	87	10
Benefits paid	(2,984)	(3,403)	(920)	(914)
Assets transferred to Agere and OFS	-	(1,368)	-	(79)
Exchange rate changes	96	35	-	-
Other (including transfer of assets from pension to postretirement plans)	(479)	(301)	338	502
Fair value of plan assets as of September 30	$ 30,148	$ 28,598	$ 2,327	$ 2,445
Unfunded status of the plan	$ (1,087)	$ (1,714)	$ (6,184)	$ (7,401)
Unrecognized prior service cost (credit)	169	699	(1,268)	(173)
Unrecognized transition obligation (asset)	1	(7)	-	-
Unrecognized net loss	6,628	5,948	2,802	2,851
Net amount recognized	$ 5,711	$ 4,926	$ (4,650)	$ (4,723)

(in millions)	Pension benefits September 30, 2003	Pension benefits September 30, 2002	Postretirement benefits September 30, 2003	Postretirement benefits September 30, 2002
Amounts recognized in the consolidated balance sheets:				
Prepaid pension costs	$ 4,659	$ 4,355	$ -	$ -
Other assets	16	390	-	-
Payroll and benefit related liabilities	(5)	(8)	(310)	-
Postretirement and postemployment liabilities	-	-	(4,340)	(4,723)
Pension liabilities	(2,494)	(2,752)	-	-
Accumulated other comprehensive loss	3,535	2,941	-	-
Net amount recognized	$ 5,711	$ 4,926	$ (4,650)	$ (4,723)
Under-funded or non-funded plans:				
Aggregate benefit obligation	$ 18,058	$ 18,238	$ 8,511	$ 9,845
Aggregate fair value of plan assets	15,225	14,940	2,327	2,444
Plans with under-funded or non-funded accumulated benefit obligations:				
Aggregate accumulated benefit obligation	$ 17,700	$ 17,275	n/a	n/a
Aggregate fair value of plan assets	15,206	14,507	n/a	n/a

On April 30, 2003, we contributed approximately 46 million shares of common stock to a trust that funds health care benefits for retired represented employees in satisfaction of a union-negotiated contract extension requiring a $76 million contribution.

Pension plan assets include $7 million and $2 million of our common stock as of September 30, 2003 and 2002, respectively. Postretirement plan assets include $47 million of our common stock as of September 30, 2003.

Components of Net Periodic Benefit Cost:

(in millions)	Years ended September 30, 2003	2002	2001
Pension cost (credit):			
Service cost	$ 155	$ 238	$ 345
Interest cost on projected benefit obligation	1,860	1,981	1,956
Expected return on plan assets	(3,138)	(3,384)	(3,401)
Amortization of unrecognized prior service costs	94	236	327
Amortization of transition asset	(9)	(92)	(220)
Amortization of net loss (gain)	1	(189)	(387)
Subtotal	(1,037)	(1,210)	(1,380)
Termination benefits	(21)	340	1,954
Curtailments	(48)	305	562
Settlements	9	(10)	(12)
Net pension cost (credit)	$ (1,097)	$ (575)	$ 1,124
Distribution of net pension cost (credit):			
Continuing operations:			
Business restructuring	$ (79)	$ 543	$ 2,485
Other costs and expenses	(1,018)	(1,220)	(1,387)
Subtotal	(1,097)	(677)	1,098
Discontinued operations	-	102	26
Net pension cost (credit)	$ (1,097)	$ (575)	$ 1,124

	Years ended September 30, 2003	2002	2001
Postretirement cost:			
Service cost	$ 8	$ 18	$ 35
Interest cost on accumulated benefit obligation	583	622	604
Expected return on plan assets	(280)	(361)	(352)
Amortization of unrecognized prior service costs	(51)	-	22
Amortization of net gain	91	(24)	(25)
Subtotal	351	255	284
Termination benefits	6	-	197
Curtailments	(6)	35	98
Settlements	-	-	(5)
Net postretirement benefit cost	$ 351	$ 290	$ 574

	Years ended September 30, 2003	2002	2001
Distribution of net postretirement benefit cost:			
Continuing operations:			
Business restructuring	$ 2	$ 35	$ 260
Other costs and expenses	349	248	304
Subtotal	351	283	564
Discontinued operations	-	7	10
Net postretirement benefit cost	$ 351	$ 290	$ 574

Pension and postretirement weighted-average assumptions used to determine:			
Benefit obligations:			
Discount rate	5.75%	6.50%	7.00%
Rate of compensation increase	3.50%	3.50%	4.50%
Net cost or credit:			
Discount rate	6.50%	7.00%	7.50%
Expected return on plan assets - pension	8.75%	9.00%	9.00%
Expected return on plan assets - postretirement	7.93%	9.00%	9.00%
Rate of compensation increase	3.50%	4.50%	4.50%

The expected rate of return on plan assets that will be used to determine fiscal 2004 net periodic benefit cost is 8.75% for pension and a weighted average of 5.53% for postretirement benefits.

	September 30,	
	2003	2002
Assumed health care cost trend rates:		
Health care cost trend rate assumed for next year	10.4 %	9.8 %
Health care cost trend rate assumed for next year (excluding postretirement dental benefits)	10.6 %	10.2 %
Rate that the cost trend rate gradually declines to	5.0 %	4.9 %
Year that the rate reaches the rate it is assumed to remain at	2009	2008

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point	
(in millions)	Increase	Decrease
Effect on total of service and interest cost components	$ 17	$ (15)
Effect on postretirement benefit obligation	$ 297	$ (264)

Savings Plans

Our savings plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. We match a percentage of the employee contributions up to certain limits, in cash, in accordance with participants' investment elections. Savings plan expense charged to continuing operations was $75 million, $71 million and $125 million for fiscal 2003, 2002 and 2001, respectively.

Postemployment Benefits

We offer various postemployment benefits to certain employees after employment but before retirement. These benefits are paid in accordance with our established postemployment benefit practices and policies. Postemployment benefits include disability benefits, severance pay and workers' compensation benefits. We accrue for these future postemployment benefits, which are funded on a pay-as-you-go basis. The expense (credit) under these plans was ($52) million, $17 million and $46 million for fiscal 2003, 2002 and 2001, respectively, excluding the impact of restructuring actions. The accrued postemployment liability as of September 30, 2003 and 2002 was $417 million and $608 million, respectively.

13. STOCK COMPENSATION PLANS

We have stock-based compensation plans under which directors, officers and other eligible employees receive stock options and other equity-based awards. The plans provide for the grant of stock options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards.

Stock options generally are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of grant, have terms of five to 10 years and vest within four years from the date of grant. Subject to customary antidilution adjustments and certain exceptions, the total number of shares of common stock authorized for option grants under the plans was 595 million shares as of September 30, 2003.

On April 22, 2002, we commenced a voluntary offer to eligible employees to exchange certain outstanding stock options to purchase shares of common stock, including all stock options issued during the six-month period ended April 22, 2002, for our promise to grant a new stock option on or about November 25, 2002. In response to this offer, employees tendered stock options to purchase an aggregate of 214 million shares of our common stock in exchange for promises to grant new stock options to purchase up to an aggregate of 123 million shares of our common stock. On November 25, 2002, 111 million new stock options were granted in connection with the exchange with an exercise price of $1.78 per share, which was the fair market value of our common stock on the date of the grant. The 214 million stock options tendered by employees in the exchange were cancelled.

The Employee Stock Purchase Plan ("ESPP") was established, effective October 1, 1996 and expired on June 30, 2001. During fiscal 2001, 18 million shares were purchased under this ESPP and the employer stock purchase plans of acquired companies, at a weighted average per share price of $10.04.

Effective July 1, 2001, the current ESPP ("2001 ESPP") was established. Under the terms of the 2001 ESPP, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase shares of common stock, subject to plan limits, at a discount of 15% of the market value at either the purchase date or at certain earlier dates defined in the plan. During fiscal 2003 and 2002, 12 million and 10 million shares of common stock were purchased, respectively. As of September 30, 2003, 229 million shares were available for issuance under the 2001 ESPP.

Stock options outstanding were as follows:

	Shares (in millions)	Weighted average exercise price per share
Outstanding as of September 30, 2000, after spin-off adjustments (a)	431	$ 39.34
Granted	348	12.56
Exercised	(10)	4.73
Forfeited/expired	(86)	37.77
Outstanding as of September 30, 2001	683	$ 26.43
Granted	13	6.37
Exercised	(7)	1.50
Forfeited/expired	(101)	26.85
Cancelled due to exchange offer	(213)	30.22
Outstanding as of May 31, 2002	375	$ 23.96
Outstanding as of June 1, 2002, after spin-off adjustments (a)	363	21.04
Granted	1	2.09
Exercised	-	0.41
Forfeited/expired	(77)	36.85
Outstanding as of September 30, 2002	287	$ 16.73
Granted	162	1.67
Exercised	(1)	1.40
Forfeited/expired	(60)	8.79
Outstanding as of September 30, 2003	388	$ 11.70

(a) Effective with the spin-offs of Avaya and Agere on September 30, 2000, and June 1, 2002, respectively, Lucent stock options held by Agere employees were converted to Agere stock options, and unvested Lucent stock options held by Avaya employees were converted to Avaya stock options. For the remaining unexercised stock options, the number of stock options and the exercise price were adjusted to preserve the intrinsic value of the stock options that existed prior to the spin-off.

Summarized information about stock options outstanding as of September 30, 2003:

	Stock options outstanding			Stock options exercisable	
Range of exercise prices per share	Shares (in millions)	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Shares (in millions)	Weighted average exercise price per share
$ 0.00 to $ 2.25	136	4.9	$ 1.66	19	$ 1.76
$ 2.26 to $ 6.26	69	2.9	6.15	50	6.17
$ 6.27 to $ 9.99	38	3.0	9.44	37	9.53
$10.00 to $ 16.03	86	3.1	12.27	84	12.23
$16.04 to $ 89.70	59	5.4	42.13	56	41.93
Total	388		$ 11.70	246	$ 16.54

During fiscal 2002 and 2001, 4 million and 5 million restricted stock units were awarded at weighted average market values of $6.74 and $13.64, respectively.

14. OPERATING SEGMENTS

We design and deliver networks for the world's largest telecommunications service providers. We have two segments, each organized around a separate customer set to which it sells products or services. The INS segment sells to global wireline service providers, including long distance carriers, traditional local telephone companies and Internet service providers. It offers a broad range of software, equipment and services primarily related to voice networking (offerings primarily consisting of switching products, which we sometimes refer to as convergence solutions, and voice messaging products), data and network management (offerings primarily consisting of access and related data networking equipment and operating support software) and optical networking. The Mobility segment sells to global wireless service providers and offers software, equipment and services to support the needs of its customers for radio access and core networks. Our segments are supported by our worldwide services organization. Performance measurement and resource allocation for the reportable segments are based on many factors. The primary financial measure is operating income (loss), which includes the revenues, costs and expenses directly controlled by each reportable segment, including the revenues and costs associated with the services sold to their customers. Operating income (loss) for reportable segments excludes the following:

- Goodwill impairment and other acquired intangibles amortization.
- Business restructuring and asset impairments.
- Acquisition/integration-related costs.
- Revenues and expenses associated with intellectual property.
- Results of the optical fiber business.
- Results from billing and customer care software products and other smaller business units.
- Certain personnel costs and benefits, including most of those related to pension and postretirement benefits and differences between the actual and standard allocated benefit rates.
- Certain other costs related to shared services, such as general corporate functions, which are managed on a common basis in order to realize economies of scale and efficient use of resources.
- Certain other general and miscellaneous costs and expenses not directly used in assessing the performance of the operating segments.

The segment results for the prior periods have been revised to conform to the current year's performance measure, which now includes the operating results of the Messaging product unit, and excludes the indirect intersegment costs and expenses. The accounting policies of the reportable segments are the same as those applied in the audited consolidated financial statements.

The following table summarizes revenues and operating income (loss) by reportable operating segment and a reconciliation of the totals reported for operating income (loss) of the segments to consolidated operating loss:

(in millions)	Years ended September 30, 2003	2002	2001
External revenues:			
INS	$ 4,235	$ 6,262	$ 12,111
Mobility	4,001	5,535	6,370
Total reportable segments	8,236	11,797	18,481
Optical fiber business	-	114	2,023
Other	234	410	790
Total external revenues	$ 8,470	$ 12,321	$ 21,294
Operating income (loss):			
INS	$ (119)	$ (2,954)	$ (4,729)
Mobility	322	(587)	(1,605)
Total reportable segments	203	(3,541)	(6,334)
Goodwill and other acquired intangibles amortization	(15)	(250)	(921)
Business restructuring reversals (charges) and asset impairments	184	(1,490)	(7,567)
Impairment of goodwill	(35)	(826)	(3,849)
Optical fiber business	-	(68)	543
Unallocated personnel costs and benefits	1,207	1,718	2,423
Shared services such as general corporate functions	(1,340)	(1,604)	(2,542)
Other	(426)	(918)	(782)
Total operating loss	$ (222)	$ (6,979)	$ (19,029)

Supplemental Segment Information

(in millions)	Years ended September 30, 2003	2002	2001
Assets:			
INS	$ 1,130	$ 1,940	$ 7,347
Mobility	822	745	2,181
Total reportable segments (a)	1,952	2,685	9,528
Non-segment	13,813	15,106	24,136
Total assets	$ 15,765	$ 17,791	$ 33,664
Depreciation and amortization:			
INS	$ 250	$ 476	$ 750
Mobility	204	259	345
Total reportable segments (b)	454	735	1,095
Non-segment	524	735	1,441
Total depreciation and amortization	$ 978	$ 1,470	$ 2,536

(a) Assets included in reportable segments consist of receivables, inventory and contracts in process.

(b) Depreciation and amortization for reportable segments excludes goodwill and other acquired intangibles amortization.

Products and Services Revenues

The table below summarizes external revenues for groups of similar products and services:

(in millions)	Years ended September 30, 2003	2002	2001
Wireless	$ 3,080	$ 4,443	$ 5,283
Voice networking	1,557	2,117	3,784
Data and network management	1,072	1,180	2,064
Optical networking	706	1,345	3,147
Services	1,804	2,727	4,199
Optical fiber	-	114	2,023
Other (a)	251	395	794
Totals	$ 8,470	$12,321	$21,294

(a) Principally includes billing and customer care software products and intellectual property licensing revenues.

Geographic Information

	External revenues (a) Years ended September 30,			Long- lived assets (b) September 30,		
(in millions)	2003	2002	2001	2003	2002	2001
U.S.	$ 5,121	$ 8,199	$ 13,781	$ 1,397	$ 1,540	$ 4,755
Non-U.S.	3,349	4,122	7,513	384	661	1,127
Totals	$ 8,470	$ 12,321	$ 21,294	$ 1,781	$ 2,201	$ 5,882

(a) Revenues are attributed to geographic areas based on the location of customers.

(b) Represents property, plant and equipment, net and goodwill and other acquired intangibles, net.

Concentrations

Historically, we have relied on a limited number of customers for a substantial portion of our total revenues. Revenues from Verizon, including Verizon Wireless, accounted for 22%, 19% and 19% of consolidated revenues in fiscal 2003, 2002 and 2001, respectively. Revenues from customers located in China accounted for approximately 11% of consolidated revenues in fiscal 2003. We expect a significant portion of our future revenues to continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could materially and adversely affect our operating results. Refer to Note 18 for a discussion of our contract manufacturing concentration.

Changes in Reportable Segments

Effective October 1, 2003, our reportable segments will change as a result of changes in the financial information that will be reviewed by our chief operating decision maker in connection with resource allocation decisions and performance assessments. The new reportable segments will include INS, Mobility and Services. INS's and Mobility's financial performance measure will exclude the revenues and costs associated with services and will be based upon the wireline and wireless product lines.

15. FINANCIAL INSTRUMENTS

Fair Values

The carrying values and estimated fair values, based on quoted market prices, of financial instruments are summarized below:

(in millions)	Years ended September 30, 2003 Carrying value	2003 Fair value	2002 Carrying value	2002 Fair value
Long-term debt	$ 4,439	$ 3,777	$ 3,236	$ 1,281
Company-obligated 7.75% mandatorily redeemable convertible preferred securities of subsidiary trust	1,152	956	1,750	400
8% redeemable convertible preferred stock	868	901	1,680	429

The carrying values of cash and cash equivalents, receivables, payables and debt maturing within one year contained in the consolidated balance sheets approximate fair value. The carrying values of foreign exchange forward and option contracts, interest rate swaps and equity forward contracts as of September 30, 2003 and 2002, equals their fair values and are determined using quoted market prices.

The following tables summarize our available-for-sale ("AFS") investments in debt and equity securities:

(in millions) As of September 30, 2003	Cost	Gross unrealized gains	Gross unrealized losses and impairments	Estimated fair value
Debt securities:				
U.S. Treasury bills and government agency notes	$ 684	$ 2	$ -	$ 686
Equity securities:				
Corporate equity securities	8	-	(3)	5
Total debt and equity securities	$ 692	$ 2	$ (3)	$ 691
As of September 30, 2002				
Debt securities:				
U.S. Treasury bills and government agency notes	$ 1,232	$ 9	$ -	$ 1,241
Corporate commercial paper	124	-	-	124
Bank certificates of deposit	160	1	-	161
Total debt securities	1,516	10	-	1,526
Equity securities:				
Corporate equity securities	267	-	(150)	117
Total debt and equity securities	$ 1,783	$ 10	$ (150)	$ 1,643

Proceeds from the sale of AFS securities were approximately $178 million for fiscal 2003 and were not significant for fiscal 2002. Included in these amounts are prepaid forward sales agreements for our investment in Corning common stock that we received in connection with the sale of our OFS business, under which we received $113 million and locked in $64 million of unrealized appreciation. These forward sales agreements were reflected as secured borrowings as of September 30, 2003. On October 1, 2003, these forward sales agreements matured and, as a result, we realized $64 million of appreciation that will be recorded in other income (expense) during the first quarter of fiscal 2004.

In addition to our AFS investments in corporate equity securities, we also have minority interests in privately held companies and venture funds that are carried at cost. We monitor these investments for impairment and make appropriate reductions in carrying values. We recognized $56 million, $69 million and $231 million, of impairment losses related to these investments during fiscal 2003, 2002 and 2001, respectively. We determined that the decreases in the fair value of these investments were other than temporary, based on the financial condition and near-term prospects of the underlying investees, changes in the market demand for technology being sold or developed by the underlying investees and our intent to provide future funding to the underlying investees. The carrying value of our remaining cost-method investments in privately held companies and venture funds as of September 30, 2003 and 2002, was $89 million and $137 million, respectively.

The carrying value of our equity-method investments as of September 30, 2003 and 2002 was $42 million and $76 million, respectively. Our share of earnings or losses from equity-method investments is recorded in other income (expense).

Credit Risk

By their nature, all financial instruments involve risk, including credit risk for non-performance by counterparties. The contract or notional amounts of these instruments reflect the extent of involvement we have in particular classes of financial instruments. The maximum potential loss may exceed any amounts recognized in the consolidated balance sheets. However, our maximum exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and financial guarantees is limited to the amount drawn and outstanding on those instruments.

Exposure to credit risk is controlled through credit approvals, credit limits and continuous monitoring procedures, and reserves for losses are established when deemed necessary. We seek to limit our exposure to credit risks in any single country or region, although our customers are primarily in the telecommunications service provider industry.

Derivative Financial Instruments and Market Risk

All financial instruments inherently expose the holders to market risk, including changes in currency and interest rates and equity prices. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

Foreign currency risk

We conduct our business on a multinational basis in a wide variety of foreign currencies. The objective of our foreign currency risk management policy is to preserve the economic value of cash flows in non-functional currencies. Our policy is to hedge all significant booked and firmly committed cash flows identified as creating foreign currency exposure on a rolling 12-month basis. In addition, we typically hedge a portion of our exposure resulting from identified anticipated cash flows, providing the flexibility to deal with the variability of longer-term forecasts as well as changing market conditions.

To manage our foreign currency risk, we enter into various foreign exchange forward and option contracts. In some cases, we may hedge foreign exchange risk in certain sales and purchase contracts by embedding terms in the contracts that affect the ultimate amount of cash flows under the contract. Our primary net foreign currency exposures as of September 30, 2003 and 2002, included the British pound, Chinese yuan, Japanese yen, euro and Indian rupee.

The following table provides a summary of the total net notional amounts of foreign exchange forward contracts:

	Years ended September 30,	
(in millions)	2003	2002
Purchase contracts	$ 257	$ 361
Sale contracts	$ 134	$ 146

The fair value of all our hedged contracts and the notional amounts and fair values of embedded derivatives as of September 30, 2003 and 2002 were not material.

We hedge all types of foreign currency risk to preserve our economic cash flows in accordance with corporate risk management policies but generally do not designate related derivative instruments as hedges under SFAS 133, for cost/benefit reasons. Accordingly, the changes in fair value of these undesignated freestanding foreign currency derivative instruments are recorded in other income (expense) in the period of change and have not been material because of the short maturities of these instruments.

Our foreign currency embedded derivatives consist of sales and purchase contracts with cash flows indexed to changes in or denominated in a currency that neither party to the contract uses as its functional currency. Changes in the fair value of these embedded derivatives were not significant during fiscal 2003 and 2002.

Interest rate risk

We use a combination of financial instruments, including medium-term and short-term financings, variable-rate debt instruments and interest rate swaps to manage our interest rate mix of the total debt portfolio and related overall cost of borrowing. We had interest rate swap agreements designated as fair value hedges that hedge a portion of a long-term, fixed-rate debt obligation due in July 2006. These swap agreements had an aggregate notional amount of $500 million as of September 30, 2003 and 2002, and a fair value of $28 million as of September 30, 2003 and 2002. Under these swaps, we receive a fixed interest rate of 7.25% and pay a weighted average floating rate of LIBOR plus 2.91%. As of September 30, 2003 and 2002, LIBOR was approximately 1.17% and 1.79%, respectively. The objective of maintaining the mix of fixed- and floating-rate debt is to mitigate the variability of cash flows resulting from interest rate fluctuations, as well as to reduce the cash flows attributable to debt instruments. There were no derivative transactions hedging cash equivalents and short-term investments, since their relatively short maturities do not create significant risk.

Equity price risk

We hold equity investments in publicly held companies, which are classified as available-for-sale, and other strategic equity holdings in privately held companies and venture funds. These equity investments are exposed to price fluctuations and are generally concentrated in the high-technology industries. We generally do not hedge our equity price risk due to hedging restrictions imposed by the issuers, illiquid capital markets or inability to hedge non-marketable equity securities in privately held companies. However, during fiscal 2003, as noted above, we entered into prepaid forward sales agreements for all the Corning stock we owned. As of September 30, 2002, we had no outstanding hedging instruments for our equity price risk.

Non-Derivative Instruments and Customer Financing Commitments

Requests for providing commitments to extend credit and financial guarantees are reviewed and subject to approval by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of our reserves for possible credit and guarantee losses.

The following table presents our non-derivative instruments and customer financing commitments for amounts drawn, available but not drawn and not available to be drawn. These instruments may expire without being drawn upon. Therefore, the amounts available but not drawn and not available do not necessarily represent future cash flows. The amounts drawn on these instruments are generally collateralized by substantially all of the assets of the respective creditors.

(in millions)	September 30, 2003 Total loans and guarantees	Loans	Guarantees	September 30, 2002 Total loans and guarantees	Loans	Guarantees
Drawn commitments	$ 442	$ 354	$ 88	$ 1,098	$ 909	$ 189
Available but not drawn	49	6	43	93	51	42
Not available	14	14	-	151	151	-
Total	$ 505	$ 374	$ 131	$ 1,342	$ 1,111	$ 231
Reserves	$ 415			$ 951		

Commitments to Extend Credit

Commitments to extend credit to third parties are conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes. In certain situations, credit may not be available for drawdown until certain conditions precedent are met.

Guarantees of Debt

From time to time, we guarantee the financing for product purchases by customers. Requests for providing such guarantees are reviewed and subject to approval by senior management.

Letters of Credit

Letters of credit are obtained to ensure our performance or payment to third parties in accordance with specified terms and conditions. On May 28, 2003, we entered into two new senior secured credit agreements with various banks; these agreements currently provide for the issuance of new letters of credit and the renewal of existing letters of credit until December 31, 2004. The agreements are subject to certain cash collateral requirements that may increase if we fail to maintain specified levels of consolidated minimum operating income (adjusted for certain defined items) or fail to maintain a minimum amount of unrestricted cash and short-term investments. As of September 30, 2003, outstanding letters of credit and amounts unused and available to us under these agreements totaled $298 million and $290 million, respectively. In addition, we have unsecured letters of credit of approximately $290 million with various banks. These letters of credit ensure the performance of our non-U.S. subsidiaries and generally are not subject to any collateral requirements. Total outstanding letters of credit amounted to $588 million and $668 million as of September 30, 2003 and 2002, respectively. The estimated fair value of letters of credit was $14 million and $17 million as of September 30, 2003 and 2002, respectively, based on fees paid to obtain the obligations.

16. SECURITIZATIONS AND TRANSFERS OF FINANCIAL INSTRUMENTS

In June 2001, we established a $750 million revolving accounts receivable securitization facility due to expire in June 2004. This securitization facility was terminated on October 17, 2002. There were no retained interests in this facility as of September 30, 2003 and 2002.

Proceeds from collections reinvested in revolving securitization amounted to $6 million for fiscal 2002. Net purchases in undivided interest, the average securitized balance and the proceeds from receivables initially securitized were not significant for fiscal 2003 and 2002.

In September 2002, a non-U.S. subsidiary of ours established a $120 million revolving accounts receivable facility that allows this subsidiary to sell certain of its accounts receivable at a discount from face value, on a non-recourse basis. The facility limit was increased to $132 million during fiscal 2003. We sold $103 million and $15 million of accounts receivable under this facility during fiscal 2003 and 2002, respectively. Our ability to further utilize this facility is dependent on the sufficiency of eligible receivables.

In addition to the above, we sold approximately $236 million of accounts receivable at a discount from face value on a non-recourse basis, which resulted in a loss of $2 million during fiscal 2003.

17. ACCOUNTING CHANGES

Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101")

In December 1999, the Securities and Exchange Commission issued SAB 101, which provides guidance on the recognition, presentation and disclosure of revenues in financial statements. During the fourth quarter of fiscal 2001, we implemented SAB 101 retroactively to the beginning of fiscal 2001, resulting in a cumulative effect of a change in accounting principle consisting of a $68 million loss (net of a tax benefit of $45 million), or $0.02 loss per basic and diluted share, and a reduction in the fiscal 2001 loss from continuing operations of $11 million, or $0.00 per basic and diluted share. During fiscal 2001, we recognized $116 million in revenue that is included in the cumulative effect adjustment as of October 1, 2000. The cumulative effect adjustment results primarily from the change in revenue recognized on intellectual property license agreements that included settlements for which there was no objective evidence of the fair value of the settlement. Under SAB 101, in the absence of objective evidence of the fair value of the settlement, revenue is recognized prospectively over the remaining term of the intellectual property license agreement. In addition, revenue recognition was deferred for certain products for multiple-element agreements where certain services, primarily installation and integration, were deemed to be essential to the functionality of delivered elements.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133")

Effective October 1, 2000, we adopted SFAS 133, and its corresponding amendments under SFAS 138. SFAS 133 requires us to measure all derivatives, including certain derivatives embedded in other contracts, at fair value and to recognize them in the consolidated balance sheet as an asset or a liability, depending on our rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in other income (expense). For derivatives designated as cash flow hedges, the effective portions of changes in the fair value of the derivative are reported in other comprehensive income ("OCI") and subsequently are reclassified into other income (expense) when the hedged item affects earnings. Changes in the fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in other income (expense) in the period incurred. The adoption of SFAS 133 as of October 1, 2000, resulted in a cumulative after-tax reduction in net loss of $30 million (net of a $17 million tax provision), or $0.01 per basic and diluted share, and an $11 million credit to OCI. The reduction in net loss is primarily attributable to derivatives not designated as hedging instruments, including foreign currency embedded derivatives, equity warrants and other derivatives.

18. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are subject to legal proceedings, lawsuits, and other claims, including proceedings by government authorities. In addition, we may be subject to liabilities of some of our former affiliates under separation agreements with them. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Consequently, we are unable to estimate the ultimate aggregate amounts of monetary liability or financial impact with respect to these matters as of September 30, 2003. We have reached a preliminary agreement for the settlement of our securities and related litigation, which is described below, and the amount of this settlement is reflected in our financial results. We believe that the remainder of the cases will not have a material financial impact on us after final disposition. However, because of the uncertainties of legal proceedings, one or more of these proceedings could ultimately result in material monetary payments by us.

Securities and Related Cases

On March 27, 2003, we announced that we had reached an agreement to settle assorted securities, ERISA and derivative class action and other related lawsuits against us and certain of our current and former directors, officers and employees. The settlement requires approval from various courts before it becomes final. We did not admit any wrongdoing as part of the settlement. We received preliminary approval of the settlement from the U.S. District Court in Newark, New Jersey, on September 23, 2003. A settlement fairness hearing is scheduled for December 12, 2003.

The agreement is a global settlement of what were 53 separate lawsuits, including a consolidated shareowner class action lawsuit in the U.S. District Court of New Jersey, and related ERISA, bondholder, derivative, and other state securities cases. Under the settlement agreement, we will pay $315 million in common stock, cash or a combination of both, at our option. We also will issue warrants to purchase 200 million shares of our common stock at an exercise price of $2.75 per share with an expiration date three years from the date of issuance. As of September 30, 2003, the value of these warrants was approximately $161 million, based upon the Black-Scholes option-pricing model. In connection with the settlement we will pay up to $5 million in cash for the cost of settlement administration and for certain other costs involved in the issuance of securities. The settlement covers all claims generally relating to the purchase of Lucent securities during different class periods. The primary class period is October 26, 1999 through December 20, 2000.

We expect that the settlement approval and claims administration process will go on until the latter part of calendar 2004 and do not expect to distribute any proceeds until sometime in the fourth quarter of fiscal 2004 or in fiscal 2005. We have agreed to deposit into escrow $100 million of the settlement amount in cash or securities, or a combination of both, upon final approval of the settlement by the U.S. District Court in New Jersey of the consolidated case *In re Lucent Technologies Inc., Securities Litigation* and the ERISA cases. In addition to our contribution of cash, stock and warrants, certain of our insurance carriers have agreed to pay their available policy limits of $148 million in cash into the total settlement fund. Our former affiliate, Avaya Inc., is contractually responsible under its agreements with us to contribute an additional $24 million to the settlement.

We will seek partial recovery of the settlement amount from our fiduciary insurance carriers under certain insurance policies that provide coverage up to $70 million. The charge for the settlement will be revised in future quarters if we are able to recover a portion of the settlement from our fiduciary insurance carriers, as well as to reflect additional changes in the fair value of the warrants until they are issued.

We have the right to terminate the settlement if class members who purchased more than 3% of the total shares purchased by all class members during the class period of any alleged class elect to opt out of the settlement and pursue their claims directly against us. We will need to defend any lawsuits that may be brought by parties opting out of the settlement, regardless of whether we elect to consummate the settlement. We and certain of our current and former officers and directors are defendants in an action in the U.S. District Court in New Jersey, *Staro Asset Management, LLC v. Lucent Technologies Inc. et al.,* alleging violations of federal securities laws. The case was originally part of the global settlement referred to above, however, the plaintiff indicated its desire not to settle and to pursue its claim separately against the defendants. We have moved to dismiss the complaint.

Government Investigations

In November and December 2000, we identified certain revenue recognition issues that we publicly disclosed and brought to the SEC's attention. On February 27, 2003, we announced that we had reached an agreement in principle with the staff of the SEC that would resolve their investigation. The agreement is subject to final approval by the SEC. Under this agreement, without admitting or denying any wrongdoing, we would consent to a settlement enjoining us from future violations of the antifraud, reporting, books and records, and internal control provisions of the federal securities laws. Under the agreement in principle, we would pay no fines or penalties and would not be required to restate any of our financial statements.

In August 2003, the U.S. Department of Justice and the SEC informed us that they had each commenced an investigation into possible violations of the Foreign Corrupt Practices Act. These investigations follow allegations made by National Group for Communications and Computers Ltd. in an action filed against us on August 8, 2003, which is described below. We are cooperating with both agencies.

Other Matters

In the normal course of business, we are involved in commercial disputes with customers, suppliers, subcontractors and others. These matters generally involve claims for monetary damages for breach of contract or breach of warranty or similar claims. While many of these disputes are settled amicably without litigation, some of these matters will result in lawsuits being filed against us. The recent downturn in the telecommunications market and the insolvency or failure of numerous service providers has led to more claims and disputes resulting in litigation. In addition, our recent restructuring has resulted in the termination of tens of thousands of employees and changes in benefits for current and former employees. These actions have led to additional claims against us. The following is a description of the more significant pending litigation.

Sparks, et al. v. AT&T and Lucent Technologies Inc. et al., is a class action lawsuit filed in 1996 in Illinois state court under the name of *Crain v. Lucent Technologies*. The plaintiffs requested damages on behalf of present and former customers based on a claim that the AT&T Consumer Products business (which became part of Lucent in 1996) and we had defrauded and misled customers who leased telephones, resulting in payments in excess of the cost of purchasing the telephones. Similar consumer class actions pending in various state courts were stayed pending the outcome of the Sparks case, and in July 2001, the Illinois court certified a nationwide class of plaintiffs. This matter was settled in August 2002, and we recognized a $162 million charge in the third fiscal quarter of 2002 as a result. In the first quarter of fiscal 2003, we reversed $80 million of this charge because the final settlement amount was significantly less than the original estimate due to the number of claimants that applied for reimbursement.

We are a defendant in an adversary proceeding filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The complaint asserts claims for breach of contract and other claims against us and seeks compensatory damages, as well as costs and expenses associated with litigation. Many of these claims against us have been dismissed. The complaint also seeks recovery of a payment to us of approximately $190 million in December 2000.

In September 2000, we and a third party created a non-consolidated ISPT to which we sold, on a limited-recourse basis, customer finance loans and receivables. As of September 30, 2003, the ISPT held customer finance loans, all of which were in default. The ISPT has a credit insurance policy from an unaffiliated insurance company insuring the ISPT against losses on these loans. Through reinsurance treaties, our wholly-owned captive insurance company assumed the risk under this policy for the loans and reinsured a significant amount of the exposure with an unaffiliated insurer. We ultimately expect that our captive insurance company will fund the remaining $50 million of its first-loss obligations, which has been reflected in other current liabilities as a self-insured loss reserve, and that the unaffiliated insurance company will fund $279 million of its reinsurance obligation, which has been reflected as a receivable in other assets as of September 30, 2003.

The insurer has denied coverage on all of the loans in the ISPT and has alleged, among other claims, that the loans were not eligible to be sold to the ISPT due to their credit quality at the time of sale. The insurer stated that it would cease paying claims on these loans and requested that it be reimbursed for all claims previously paid and that we repurchase the loans. The amount previously paid to the ISPT under the insurance policy was funded by our captive insurance company. We dispute the assertions by the insurer and are pursuing binding arbitration to resolve the matter.

If the insurer prevails on its denial of coverage, we will be required to indemnify the ISPT and its lenders and investors for the amount of coverage denied and the funds returned to the insurer. We will also be required to recognize a charge for the amount of the denied coverage. In the interim, we have agreed to advance funds to the ISPT to cover its principal and interest payments and fees as they become due until resolution of the dispute with the insurer. Absent favorable resolution of the dispute, the remaining funding requirements are approximately $78 million in fiscal 2004 and $208 million thereafter.

There are approximately $500 million of gross receivables (primarily retention receivables included in other assets) as of September 30, 2003, from long-term projects that have been winding down in Saudi

Arabia. We are in the process of resolving various contractual claims and counterclaims with the customer in order to collect these receivables. There were minimal project revenues realized during fiscal 2003, and collections on the related receivables slowed considerably during the past three quarters due to various factors, including the pending resolution of project closeout claims. We believe that the resolution of these project close out issues will not have an adverse effect on our results of operations.

On August 8, 2003, National Group for Communications and Computers Ltd. ("NGC") filed an action in the U.S. District Court for the Southern District of New York against us, our subsidiary Lucent Technologies International Inc. and an unaffiliated company, alleging violations of the Racketeer Influenced Corrupt Organizations Act ("RICO"). These allegations relate to activities in Saudi Arabia in connection with certain telecommunications contracts between us, the Kingdom of Saudi Arabia and other entities. The complaint seeks damages in excess of $63 million, which could be tripled under RICO. The allegations in this complaint appear to arise out of certain contractual disputes between NGC and Lucent, which are the subject of a separate case that NGC previously filed against us in U.S. District Court in New Jersey. This case is in the early stages.

In the case of *Smith (Trustee) v Lucent Technologies,* the trustee for bankrupt Actel Integrated Communications claims that we failed to deliver working products and that this failure caused the demise of Actel. Actel is claiming damages for lost profits and equity value and loss of liquidity. Discovery is continuing and a trial is tentatively scheduled for April 2004.

In the case of *Pf.NetSupply Corp. v. Lucent Technologies*, the plaintiff claims that we breached an alleged $100 million purchase commitment and seeks to compel us to meet this purchase commitment or pay damages. Discovery is continuing, and a trial is tentatively scheduled for February 2004.

A purported class action lawsuit, *Foss v Lucent Technologies*, was filed against us in U.S. District Court in New Jersey during October 2003 in connection with the elimination in early 2003 of the death benefit from our U.S. management pension plan. The elimination of these benefits reduced the future pension obligations by approximately $450 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependant children, of management retirees who retired before 1998. The case alleges that we wrongfully terminated this death benefit and requests that it be reinstated, along with other remedies. This case is in its early stages, and we are not yet required to file an answer to the complaint.

Separation Agreements

We are party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, Agere Systems and NCR Corporation. Pursuant to these agreements, we and the former affiliates have agreed to allocate certain liabilities related to each other's business, and have agreed to share liabilities based on certain allocations and thresholds. For example, in the Sparks case discussed above, AT&T, Avaya and NCR each assumed a portion of the liability for the settlement. We are not aware of any material liabilities to our former affiliates as a result of these agreements that are not otherwise reflected in our audited consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by us.

Avaya is defending three separate purported class action lawsuits, one pending in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. All three actions are based on claims that we, as predecessor to Avaya's business, sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999, to January 1, 2000. The complaints seek, among other remedies, compensatory damages, punitive damages and counsel fees in amounts that have not yet been specified. Under the separation agreement with Avaya, we are responsible for 50% of the liabilities and costs related to these cases that exceed $50 million. Avaya has informed us that it currently cannot determine whether the outcome of these actions will be material or will trigger an obligation for us to make payments under the separation agreement.

Our former affiliate, NCR Corporation, has disclosed that it is responsible for remediation costs related to the discharge of contaminants into the Fox River in Wisconsin. NCR has informed us that these costs are expected to exceed threshold limits under the separation agreement among NCR, AT&T and us. As a result, we recognized a charge of $5 million for our expected obligation under this agreement during fiscal 2003.

Other Commitments

We have agreed to purchase 90% of our requirements for products we currently purchase from Agere and 60% of our requirements for other products that Agere can supply through September 30, 2006, provided Agere is competitive with other potential suppliers as to price, lead time and technological merit. We have also agreed to proceed first with Agere on all joint product development projects where Agere meets our criteria.

We are generally not committed to multi-year unconditional purchase obligations, except for a commitment that requires annual purchases of certain wireless components ranging from approximately $320 million to $350 million over the next two years. Generally, differences between the actual annual purchases and the committed levels can be applied to future years through fiscal 2006, at which time we would be required to pay 25% of the unfulfilled aggregate commitment.

We have exited most of our manufacturing operations and have increased our use of contract manufacturers. A sole-source supplier is currently used for a majority of the switching and wireless product lines, and multiple contract manufacturers supply the majority of the other product lines. We are generally not committed to unconditional purchase obligations in these contract-manufacturing relationships. However, there is exposure to short-term purchase commitments when they fall within the contract manufacturers' lead-time for specific products or raw materials. As a result, any sudden and significant changes in forecast demand requirements within the lead-time of those products or raw materials could adversely affect our results of operations and cash flows. We have approximately $495 million of purchase commitments related to these arrangements as of September 30, 2003.

We currently outsource certain information technology services from a supplier under a multiyear agreement that provides for minimum spending levels of approximately $60 million during fiscal 2004 and declines to approximately $10 million during fiscal 2006. The agreement provides for termination charges of approximately $90 million if the agreement is cancelled during fiscal 2004 and lower termination charges if it is cancelled thereafter.

We have various other purchase commitments for telecommunications services and other general corporate products and services, which provide for minimum spending levels of approximately $110 million during fiscal 2004, and declines by various amounts to approximately $5 million during fiscal 2008.

Guarantees and Indemnification Agreements

A description of the Company's guarantees as of September 30, 2003, is provided below. The Company is unable to reasonably estimate the maximum amount that could be payable under certain of these arrangements because the exposures are not capped and because of the conditional nature of the Company's obligations and the unique facts and circumstances involved in each agreement. Historically, payments made under these agreements have not had a material effect on the Company's business, financial condition or results of operations, other than certain guarantee payments made in connection with the customer financing arrangements discussed below.

We guarantee the financing of certain product purchases by certain customers. Requests for providing such guarantees are reviewed and subject to approval by senior management and are regularly reviewed by them in assessing the adequacy of reserves. The principal amount of drawn customer financing guarantees and related reserves was $88 million and $81 million, respectively, as of September 30, 2003. The remaining guarantee periods range from three months to seven years. In addition, $43 million of commitments are available to customers from third-party lenders, but these commitments may expire undrawn. We are required to perform under these commitments if a customer defaults for non-payment to the creditor, and we typically retain a first-loss position. We will generally have the right to recover from the defaulting party through subrogation, but usually only after the creditor has been paid in full.

We have divested certain businesses and assets through sales to third-party purchasers and spin-offs to our common shareowners. In connection with these transactions, certain direct or indirect indemnifications are provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and certain specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The time durations of such indemnifications vary but are standard for transactions of this nature.

We remain secondarily liable for approximately $360 million of lease obligations as of September 30, 2003, that were assigned to Avaya, Agere and purchasers of other businesses. The remaining terms of these assigned leases and our corresponding guarantees range from one month to 16 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve us of our secondary liability. We generally have the right to receive indemnity or reimbursement from the assignees and have not reserved for losses on this form of guarantee.

We are party to a tax-sharing agreement to indemnify AT&T and are liable for tax adjustments that are attributable to our lines of business, as well as a portion of certain other shared tax adjustments during the years prior to our separation from AT&T. Certain tax adjustments have been proposed or assessed subject to this tax-sharing agreement. The outcome of these matters is not expected to have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity. We have similar agreements with Avaya and Agere, but do not expect to have any material liabilities under these agreements.

We license to our customers software and rights to use intellectual property that might provide the licensees with an indemnification against any liability arising from third-party claims of patent, copyright or trademark infringement. We cannot determine the maximum amount of losses that we could incur under this type of indemnification, because we often may not have enough information about the nature and scope of an infringement claim until it has been submitted to us.

We indemnify our directors and certain of our current and former officers for third-party claims alleging certain breaches of their fiduciary duties as directors or officers. Certain costs incurred for providing such indemnification may be recovered under various insurance policies.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of a product or service for deficiencies under specific product or service warranty provisions. The warranty reserves are determined as a percentage of revenues based on the actual trend of historical charges incurred over various periods, excluding any significant or infrequent issues that are specifically identified and reserved. The warranty liability is established when it is probable that customers will make claims and when a reasonable estimate of costs can be made. During fiscal 2003, warranties related to certain optical fiber products associated with the optical fiber business sold in fiscal 2002 expired, resulting in a reduction in reserves. The following table summarizes the activity related to warranty reserves for the current fiscal year.

(in millions)	
Warranty reserve as of October 1, 2002	$ 440
Accruals for warranties	136
Payments	(229)
Optical Fiber business adjustment	(17)
Warranty reserve as of September 30, 2003	$ 330

Environmental Matters

Current and historical operations are subject to a wide range of environmental laws. In the United States, these laws often require parties to fund remedial action regardless of fault. We have remedial and investigatory activities underway at numerous current and former facilities.

Environmental reserves of $127 million have been provided for remedial and related costs for which we are or are probably liable, and can be reasonably estimated as of September 30, 2003. These reserves are not discounted to present value. In addition, receivables of $42 million due from insurance carriers and other third-party indemnitors have been recognized as of September 30, 2003. We recognize these receivables only if the carriers or other indemnitors have agreed to pay the claims and management believes collection of the receivables is probable. Charges related to environmental matters were $25 million, $26 million and $38 million during fiscal 2003, 2002 and 2001, respectively.

Reserves for estimated losses from environmental remediation are, depending on the site, based on analyses of many interrelated factors, including:

- The extent and degree of contamination and the nature of required remedial actions.
- The timing and various types of environmental expenditures, such as investigatory, remedial, capital and operations, and maintenance costs.
- Applicable legal requirements defining remedial goals and methods.
- Progress and stage of existing remedial programs in achieving remedial goals.
- Innovations in remedial technology and expected trends in environmental costs and legal requirements.
- The number, participation level and financial viability of other potentially responsible parties.
- The timing and likelihood of potential recoveries or contributions from other third parties.
- Historical experience.
- The degree of certainty and reliability of all the factors considered.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities, due to the above factors and the lengthy time periods involved in resolving them (which may be up to 30 years or longer). Although we believe that our reserves are currently adequate, there can be no assurance that the amount of capital expenditures and other expenses which will be required relating to remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in reserves or will not have a material adverse effect on our financial condition, results of operations or cash flows. Any possible loss or range of possible loss that may be incurred in excess of amounts provided for as of September 30, 2003 cannot be reasonably estimated.

Lease Commitments

We lease land, buildings and equipment under agreements that expire in various years through 2020. Rental expense, net of sublease rentals, under operating leases was $324 million, $421 million and $476 million for fiscal 2003, 2002 and 2001, respectively. Future minimum lease payments due under non-cancelable operating leases (including leases that are part of our restructuring actions) as of September 30, 2003, for fiscal 2004 through fiscal 2008 and thereafter were $243 million in 2004, $174 million in 2005, $131 million in 2006, $109 million in 2007, $99 million in 2008 and $638 million thereafter. These future minimum lease payments do not include future sublease rental income for fiscal 2004 through fiscal 2008 and thereafter of $36 million in 2004, $25 million in 2005, $14 million in 2006, $12 million in 2007, $10 million in 2008 and $122 million thereafter.

19. QUARTERLY INFORMATION (UNAUDITED)

(in millions, except per share amounts)	First	Second	Third	Fourth	Total
Year ended September 30, 2003					
Revenues	$ 2,075	$ 2,403	$ 1,965	$ 2,027	$ 8,470
Gross margin	$ 454	$ 762	$ 573	$ 863	$ 2,652
Provision for (recovery of) bad debts and customer financings	$ (91)	$ 24	$ (32)	$ (124)	$ (223)
Goodwill impairment	$ -	$ -	$ 35	$ -	$ 35
Business restructuring charges (reversals), net (including amounts affecting gross margin)	$ (14)	$ (142)	$ 14	$ (42)	$ (184)
Other income (expense), net	$ 22	$ (489)	$ 31	$ 8	$ (428)
Provision (benefit) for income taxes	$ (120)	$ (197)	$ (69)	$ 153	$ (233)
Net (loss) income	$ (264)	$ (351)	$ (254)	$ 99	$ (770)
Conversion / redemption cost – 8% redeemable convertible preferred stock	$ (100)	$ (166)	$ (20)	$ (1)	$ (287)
Preferred stock dividends and accretion	$ (25)	$ (36)	$ (21)	$ (21)	$ (103)
Net (loss) income applicable to common shareholders	$ (389)	$ (553)	$ (295)	$ 77	$ (1,160)
(Loss) income per common share – basic and diluted:					
(Loss) income from continuing operations	$ (0.11)	$ (0.14)	$ (0.07)	$ 0.02	$ (0.29)
Net (loss) income applicable to common shareowners	$ (0.11)	$ (0.14)	$ (0.07)	$ 0.02	$ (0.29)
Year ended September 30, 2002					
Revenues	$ 3,579	$ 3,516	$ 2,949	$ 2,277	$ 12,321
Gross margin	$ 435	$ 802	$ 651	$ (336)	$ 1,552
Provision for bad debts and customer financings	$ 451	$ 192	$ 186	$ 424	$ 1,253
Goodwill impairment	$ -	$ -	$ 811	$ 15	$ 826
Business restructuring charges (reversals) and asset impairments, net (including amounts affecting gross margin)	$ (68)	$ (60)	$ 834	$ 784	$ 1,490
Other income (expense), net	$ 540	$ (37)	$ (261)	$ 50	$ 292
Provision (benefit) for income taxes	$ (486)	$ (61)	$ 5,329	$ (25)	$ 4,757
Loss from continuing operations	$ (423)	$ (595)	$ (7,999)	$ (2,809)	$ (11,826)
Income (loss) from discontinued operations	$ -	$ 100	$ (27)	$ -	$ 73
Net loss	$ (423)	$ (495)	$ (8,026)	$ (2,809)	$ (11,753)
Conversion cost – 8% redeemable convertible preferred stock	$ -	$ -	$ -	$ (29)	$ (29)
Preferred stock dividends and accretion	$ (42)	$ (40)	$ (42)	$ (43)	$ (167)
Net loss applicable to common shareholders	$ (465)	$ (535)	$ (8,068)	$ (2,881)	$ (11,949)
Loss per common share – basic and diluted:					
Loss from continuing operations	$ (0.14)	$ (0.19)	$ (2.34)	$ (0.84)	$ (3.51)
Income (loss) from discontinued operations	$ -	$ 0.03	$ (0.01)	$ -	$ 0.02
Net loss applicable to common shareowners	$ (0.14)	$ (0.16)	$ (2.35)	$ (0.84)	$ (3.49)

* There were no dividends per common share for any of the periods presented

As reflected above, our quarterly results are affected by charges, recoveries or reversals related to bad debts and customer financing, restructuring actions and retirements of convertible securities and certain debt obligations among other items. Additional items affecting our quarterly results are as follows. During the first quarter of fiscal 2002, we recognized a $564 million gain related to the sale of our OFS business. During the third quarter of fiscal 2002, we incurred a significant tax charge of approximately $5.2 billion in connection with establishing a full valuation allowance on our net deferred tax assets and a $162 million charge in connection with a legal settlement related to our consumer products leasing business. During the fourth quarter of fiscal 2002, our gross margin was affected by approximately $700 million of charges resulting primarily from additional inventory-related charges and adjustments related to certain long-term contracts and customer obligations, including a significant customer financing default. Our results during the fourth quarter of fiscal 2002 also were affected by a $250 million impairment charge related to capitalized software and equipment primarily as a result of anticipated delays in the development of the UMTS market. During the second quarter of fiscal 2003, we recognized a $415 million charge related to a settlement of our shareowner class action lawsuits for alleged securities violations. Additional charges of $33 million were reflected in both the third and fourth quarters of fiscal 2003 to adjust the fair value of the warrants that are expected to be issued in connection with this legal settlement. During each of the first three quarters of fiscal 2003, the income tax benefit reflected the expected utilization of a portion of the current period's operating losses as a result of certain equity transactions, including a $135 million tax impact from the exchanges of the 7.75% trust preferred securities for shares of our common stock, and a $30 million tax impact from unrealized investment holding gains. These income tax benefits were reversed during the fourth quarter of fiscal 2003 as a result of changes in the minimum pension liability that were reflected in other comprehensive income. The impact of significant items incurred during interim periods are discussed in more detail and disclosed in our quarterly reports on Form 10-Q.

SHAREOWNER HOTLINE

If you are a registered shareowner and have a question about your account, or you would like to report a change in your name or address, please call Lucent's shareowner services and transfer agent, The Bank of New York, toll-free at 1 888 LUCENT6 (1 888 582-3686). If you are outside the United States, call collect at 610 382-7839. If you use a telecommunications device for the deaf (TDD) or a teletypewriter (TTY), call 1 800 711-7072. Customer service representatives are available Monday through Friday from 8 a.m. to 6 p.m. Eastern time. Shareowners also may send questions electronically to the e-mail address at The Bank of New York:
lu-shareholders-svcs@bankofny.com
Or you may write to:
Lucent Technologies
c/o The Bank of New York
P. O. Box 11009
Church Street Station
New York, NY 10286-1009

ANNUAL SHAREOWNERS' MEETING

The 2004 annual meeting of shareowners will be held Wednesday, Feb. 18, 2004, at 9 a.m. EST in The DuPont Theatre at The Hotel DuPont, 10th and Market streets, Wilmington, Del. 19801.

INTERNET/TELEPHONE VOTING

As a convenience, most Lucent shareowners may vote their proxies via the Internet at **http://www.proxyvote.com** or vote by phone. Instructions are in your proxy card that you receive. Registered shareowners may sign up to access Lucent's annual report and proxy statement over the Internet in the future. Beneficial owners may contact the brokers, banks or other holders of record of their stock to find out whether electronic delivery is available. You may also enroll for this service online at:
www.lucent.com/investor
If you choose electronic delivery, you will not receive the paper form of the annual report and proxy statement. Instead you will be notified when the materials are available on the Internet.

QUARTERLY RESULTS

Lucent usually reports its results during the latter part of January, April, July and October.

DIRECT STOCK PURCHASE PLAN

The BuyDIRECT* direct stock purchase plan provides a convenient way to purchase initial or additional shares of Lucent stock. Please call The Bank of New York directly at 1 888 LUCENT6 (1 888 582-3686) for a plan brochure and enrollment form, or write directly to the address above. Also, you can visit The Bank of New York's stock transfer Web site to view the plan brochure online or to download an enrollment form:
www.stockbny.com/lucent

STOCK DATA

Lucent stock is traded in the United States on the New York Stock Exchange under the ticker symbol LU.

Shares outstanding as of Oct. 1, 2003:
4,168,610,567
Shareowners of record as of Oct. 1, 2003:
1,423,559

HEADQUARTERS

Lucent Technologies
600 Mountain Ave.
Murray Hill, NJ 07974-0636

COPIES OF REPORTS

If you would like to order additional copies of this report, please call 1 888 LUCENT6 (1 888 582-3686). To view this report online, or to order copies of our latest filings with the U.S. Securities and Exchange Commission, visit our Investor Relations Web site at: **www.lucent.com/investor**
If you have more than one account in your name or the same address as other shareowners of record, you may authorize us to discontinue mailing of multiple annual reports and proxy statements and certain other mailings. If you would like to set up this process, known as householding, please contact your bank, broker or other holder of record.

PRODUCTS AND SERVICES

For information, call our special toll-free number: 1 888 4LUCENT (1 888 458-2368).

LUCENT ON THE WEB

www.lucent.com

Investor Information
www.lucent.com/investor

Corporate Information
www.lucent.com/news/corpinfo

Products, Services and Solutions
www.lucent.com/solutions

Latest News
www.lucent.com/news

Employment
www.lucent.com/work

Research/Technology
www.bell-labs.com



*BuyDIRECT is a service mark of The Bank of New York.

Printed on recycled paper. This document is recyclable.

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